This proxy statement dated November 15, 1996, is filed as Supplemental nformation pursuant to the instructions on Form 10-K and furnished to the Commission for its information only and shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities and Exchange Act of 1934, as amended.

November 14, 1996

Dear Shareholder:

	You are cordially invited to attend the Special Meeting of Shareholders of Trans Pacific Bancorp ("Bancorp"), the parent company for Trans Pacific National Bank, to be held at Bancorp's offices located at 46 Second Street, San Francisco, California, on December 19, 1996, at 4:30 p.m., Pacific Time.

	The primary purpose of the meeting is to consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger by and between Bancorp and TRP Acquisition Corporation, a Delaware corporation, and the transactions contemplated by these documents (the "Merger"). On completion of the Merger, the existing shareholders of Bancorp will receive a cash payment of $8.00 per share and a right to share, pro rata, in a possible additional distribution from an escrow account of up to $0.61, and Bancorp will become wholly owned by shareholders of TRP Acquisition Corporation.

	Details of the proposed Merger and other important information are described in the accompanying Notice of Special Meeting and Proxy Statement. You are urged to give these important documents your prompt attention.

	YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE AGREEMENT AND PLAN OF MERGER.

	Approval of the Agreement and Plan of Merger requires the affirmative vote of at least a majority of the outstanding shares of Bancorp Common Stock. A failure to vote, either by not returning the enclosed proxy or by checking the "Abstain" box thereon, will have the same effect as a vote against approval of the Agreement and Plan of Merger.

	IN ORDER TO ENSURE THAT YOUR VOTE IS REPRESENTED AT THE MEETING, THE BOARD OF DIRECTORS URGES YOU TO SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE AS SOON AS POSSIBLE EVEN IF YOU CURRENTLY PLAN TO ATTEND THE MEETING. THIS WILL NOT PREVENT YOU FROM VOTING IN PERSON, BUT WILL ASSURE THAT YOUR VOTE IS COUNTED IF YOU ARE UNABLE TO ATTEND THE MEETING.

	PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME.

	Your thoughtful attention to this Merger proposal and the support that you have given us in the past are greatly appreciated.


Sincerely,




/s/ Eddy S.F. Chan
President and Chief Executive Officer




TRANS PACIFIC BANCORP
46 Second Street
San Francisco, CA 94105
(415) 543-3377

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 19, 1996


NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders ("Meeting") of TRANS PACIFIC BANCORP ("Bancorp" or the "Company") will be held at the offices of Bancorp and its wholly owned subsidiary, Trans Pacific National Bank (the "Bank"), located at 46 Second Street, San Francisco, California, on December 19, 1996, at 4:30 p.m., Pacific Time. A proxy card and a Proxy Statement for the Meeting are enclosed. The Meeting is for the purpose of considering and voting upon:

1.	A proposal to approve and adopt the Agreement and Plan of Merger, dated as of October 18, 1996 (the "Agreement"), by and between TRP ACQUISITION
CORP. ("TRP"), a Delaware corporation, and the Company, pursuant to which (i) TRP would merge with and into Bancorp, with Bancorp surviving that merger wholly owned by the shareholders of TRP; (ii) each outstanding share of Bancorp common stock (other than certain shares for which any dissenters' rights may have been perfected) would be converted into the right to receive $8.00 in cash, without interest, plus possible subsequent payments up to a maximum of $0.61 which are being held back pending the resolution of certain bank loans and other contingencies. A copy of the Agreement is attached as Appendix A to the Proxy Statement (collectively these merger transactions are known as "the Merger"); and

2.	Such other matters as may properly come before the Meeting 	or any
adjournments or postponements thereof.

Your Board of Directors has carefully reviewed and considered the terms and conditions of the proposed Merger and has received the opinion of Baxter, Fentriss and Company ("Baxter Fentriss") as to the fairness of the Merger from a financial point of view. The full text of the opinion of Baxter Fentriss is attached to the Proxy Statement as Appendix E. Based on the opinion of Baxter Fentriss, your Board of Directors believes that the Merger is fair from a financial point of view and in the best interest of Bancorp shareholders, and recommends that you vote "FOR" the approval of the Agreement and the Merger.

Any action may be taken on the foregoing proposal at the Meeting on the date specified above or any adjournment or postponement thereof. Shareholders of record at the close of business on October 31, 1996 are the shareholders entitled to vote at the Meeting and any adjournment or postponement thereof. The Board of Directors can authorize any adjournment or postponement of the Meeting.

The Board of Directors is not aware of any other business to come before the Meeting.

Upon completion of the Merger, Bancorp will be wholly owned by the stockholders of TRP.

The affirmative vote of the holders of a majority of the outstanding shares of Bancorp common stock is required to approve the proposal to adopt the Agreement. You are requested to vote, sign and date the enclosed form of proxy, which is solicited by the Board of Directors, and to mail it promptly in the enclosed envelope. The proxy will not be used if you attend and vote at the meeting in person.

Any shareholders who wish to perfect dissenters' appraisal rights for their shares of Bancorp common stock must comply with the requirements of Sections 1300, 1301, 1302, 1303 and 1304 of Chapter 13 of the California General Corporation Law ("CGCL"), which is set forth as Appendix F to the accompanying Proxy Statement. See "DISSENTERS' APPRAISAL RIGHTS" for a summary of Sections 1300, 1301, 1302, 1303 and 1304 of the CGCL and Appendix F for a full statement of Chapter 13 of the CGCL. A shareholder's failure to follow exactly the procedures specified will result in a loss of such shareholder's dissenter's appraisal rights, should they otherwise exist in the Merger.


San Francisco, California November 15, 1996

BY ORDER OF THE BOARD OF DIRECTORS:


Corporate Secretary

IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE THE EXPENSE OF FURTHER REQUESTS FOR PROXIES IN ORDER TO INSURE A QUORUM. A POSTAGE PREPAID ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.



TRANS PACIFIC BANCORP
46 Second Street
San Francisco, California 94105
(415) 543-3377

PROXY STATEMENT
SPECIAL MEETING OF SHAREHOLDERS

December 19, 1996

INTRODUCTION

This Proxy Statement and the accompanying proxy card are being furnished to the holders of common stock, no par value per share ("Bancorp Common Stock" or "Common Stock" herein), of Trans Pacific Bancorp. ("Bancorp" or the "Company") in connection with the solicitation of proxies by the Board of Directors of Bancorp for use at a special meeting of shareholders ("Meeting") to be held on December 19, 1996, or at any adjournment or postponement thereof. The Meeting will be held at the offices of Bancorp and Trans Pacific National Bank (the "Bank"), located at 46 Second Street, San Francisco, California on December 19, 1996, at 4:30 p.m., Pacific Time.

This Proxy Statement and the proxy card are first being mailed on or about November 22, 1996 to shareholders of record on October 31, 1996 ("Record Date").

At the Meeting, shareholders will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of October 18, 1996 (together with the annexes thereto, the "Agreement"), by and between Bancorp, a California corporation which is registered as a bank holding company, and TRP Acquisition Corp. ("TRP"), a Delaware Corporation. A copy of the Agreement is attached to this Proxy Statement as Appendix A. Pursuant to the Agreement: (i) on the Effective Time, as hereinafter defined, TRP will merge with and into Bancorp, with Bancorp being the Surviving Corporation, wholly owned by the stockholders of TRP (the "Surviving Corporation"); (ii) each share of Bancorp Common Stock outstanding at the Effective Time of the Merger (other than certain shares, if any, that may be held by TRP and shares for which possible dissenters' rights may have been perfected) will be converted into the right to receive $8.00 in cash, without interest; plus an amount equal to (a) a pro rata share of net collections and/or recoveries between July 31, 1996 and the Closing (as hereinafter defined), if any, on certain loans of the Bank identified in and pursuant to the Escrow Agreement (as hereinafter defined), which amount, together with the foregoing $8.00 is referred to herein as the "Cash Consideration"), and (b) a pro rata share of the net collections and/or recoveries following the Closing, if any, on certain loans of and a claim against the Bank, represented by the Escrow Fund (as hereinafter defined), less costs incurred in connection with the resolution of such loans, claims and account, payable to shareholders of the Company pursuant to the terms of the Escrow Agreement between the Company and TRP, dated October 18, 1996 (the "Escrow Agreement"). Collectively, the Cash Consideration and the amount representing that pro rata share of the Escrow Fund payable to each shareholder of the Company are referred to herein as the "Merger Consideration." See "THE MERGER - Termination of Agreement" for information regarding a possible increase in the Cash Consideration if the Closing is delayed.

Subject to obtaining any necessary consents, each outstanding stock option granted under plans maintained by Bancorp will be terminated, and each grantee will be entitled to receive in lieu thereof payment in cash of the difference between the Cash Consideration and the per share exercise price of such option. Each grantee shall also be entitled to receive a pro rata share of the Escrow Fund pursuant to the terms of the Escrow Agreement. See "THE MERGER-Interests of Certain Persons in the Merger." For a more complete description of the Agreement and the terms of the Merger, see "THE MERGER" and Appendix A.

In addition, Bancorp and its Board of Directors and TRP have entered into other agreements, namely the Voting Agreement and the Option Agreement described below, which are material to the transaction describe herein.

THIS PROXY STATEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Proxy Statement is November 15, 1996.


TABLE OF CONTENTS


Page

SUMMARY OF PROXY STATEMENT	5
Parties to the Merger	5
The Meeting	6
The Merger	7
Directors' Approval and Recommendation of the Merger	8
Opinion of Financial Advisor	8
Effective Time	9
Interests of Certain Persons in the Merger	9
Certain Federal Income Tax Consequences	9
Surrender of Stock Certificates	10
Conditions to Consummation; Termination	10
Regulatory Approvals	10
No Solicitation of Alternative Transactions	11
Escrow Agreement	11
Voting Agreement	12
Option Agreement	12
Dissenters' Appraisal Rights	13
Accounting Treatment	13
Market Prices and Dividends on Bancorp Common Stock	13
SELECTED CONSOLIDATED FINANCIAL DATA FOR BANCORP	15
SPECIAL MEETING OF SHAREHOLDERS	15
SOLICITATION, VOTING AND REVOCABILITY OF PROXIES	16
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	18
Security Ownership of Management	18
Security Ownership of Certain Beneficial Owners	19
THE MERGER	20
General	20
Background of the Merger	22
Reasons for the Merger	25
Factors Considered by the Board of Directors of Bancorp	26
Opinion of Financial Advisor	27
Closing; Effective Time of the Merger	32
Interests of Certain Persons in the Merger	32
Certain Federal Income Tax Consequences	34
Surrender of Stock Certificates	37
Regulatory Approvals	39
Closing Conditions to the Merger	41
Representations and Warranties.	44
Business Pending Consummation	46
Waiver and Amendment	49
No Solicitation of Alternative Transactions	49
Liquidated Damages	50
Access to Information	51
Restructure of the Transaction	51
Termination of the Agreement	52


TABLE OF CONTENTS (cont.)


Page

THE ESCROW AGREEMENT	53
THE VOTING AGREEMENT	56
THE OPTION AGREEMENT	57
CERTAIN EFFECTS OF THE VOTING AND OPTION AGREEMENTS	61
DISSENTERS' APPRAISAL RIGHTS	62
EXPENSES	66
ACCOUNTING TREATMENT	67
OPERATIONS AFTER THE MERGER	67
BUSINESS OF THE PARTIES TO THE MERGER	67
Bancorp	67
TRP	68
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	68
CERTAIN INFORMATION REGARDING BANCORP	69
OTHER MATTERS	70


















SUMMARY OF PROXY STATEMENT

The following is a brief summary of certain information relating to the Merger contained elsewhere in this Proxy Statement. This summary is not intended to be a complete description of all material facts regarding TRP or Bancorp and the matters to be considered at the Meeting, and is qualified in all respects by the more detailed information appearing elsewhere herein and the Appendices hereto. A copy of the Agreement, the Escrow Agreement, the Voting Agreement and the Option Agreement are set forth as Appendices to this Proxy Statement, and reference is made thereto for a complete description of the terms of the Merger.

Parties to the Merger

TRP. TRP is a closely held Delaware corporation incorporated on September 27, 1996 for the purpose of entering into the Merger. TRP will file an application with the Federal Reserve System to become a bank holding company for the Bank. See "THE MERGER - Regulatory Approvals." The principal and controlling shareholder of TRP is Denis Daly, Sr., a Chicago banker. The address and telephone number of TRP are: 803 Burr Ridge Club Drive, Burr Ridge, Illinois 60521; (630) 789-0439. See "BUSINESS OF THE PARTIES TO THE MERGER - TRP" for more information.

TRP has obtained a commitment from a Chicago bank for a loan slightly in excess of $5 million, the proceeds of which will be used to finance a portion of the Merger Consideration to be paid by TRP in connection with the Merger. The remainder of the funds necessary to finance the Merger Consideration will come from equity investments to be made in TRP prior to the Closing and dividends from the Bank upon Closing.

Mr. Daly has guaranteed the obligations of TRP pursuant to the Agreement if the Merger is not consummated for certain specified reasons, which obligations are limited to a maximum of $150,000. See "THE MERGER - Liquidated Damages."

Bancorp. Bancorp, a California corporation, was organized on or about June 1, 1983, for the purpose of becoming the holding company for the Bank, which transaction became effective on August 21, 1984. At September 30, 1996, Bancorp had total assets of approximately $73 million, total deposits of approximately $65 million, and shareholders' equity of approximately
$6.9 million. Bancorp's primary business activity is its investment in the stock of the Bank. The address and telephone number of Bancorp are: 46 Second Street, San Francisco, CA 94105; telephone: (415) 543-3377.

The Bank. The Bank was organized in 1983 as a national bank and commenced operations on August 21, 1984. The Bank is regulated by the Office of the Comptroller of the Currency ("OCC"), and its deposits are insured by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC") up to applicable limits permitted by the FDIC. The Bank also is a member of the Federal Reserve Bank of San Francisco. The Bank operates offices in the City and County of San Francisco and in the City of Alameda, County of Alameda, California.

The Bank's business consists principally of attracting customer deposits from the general public and investing those funds in business and industrial loans, trade finance, and construction and commercial real estate loans. The principal sources of funds for the Bank's lending and investment activities are repayment of loans, loan sales, customer deposits and borrowed funds. See "BUSINESS OF THE PARTIES TO THE MERGER" and "CERTAIN INFORMATION REGARDING BANCORP."

The Meeting

Place, Time and Date; Purpose. The Meeting will be held at 4:30 p.m., Pacific Time, on December 19, 1996, at the offices of the Company and the Bank located at 46 Second Street, San Francisco, California. The purpose of the Meeting is to consider and vote on a proposal to approve the Agreement and the Merger.

Record Date; Shares Entitled to Vote. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Bancorp's Common Stock is required for a quorum. As of the Record Date, which is October 31, 1996, there were 1,120,195 shares of Bancorp Common Stock issued and outstanding and entitled to vote. At such date, shares of Common Stock were held of record by approximately 300 persons.

Vote Required. Approval of the Agreement will require the affirmative vote of the holders of a majority of the outstanding shares of Bancorp Common Stock entitled to vote. Shareholders who execute proxies retain the right to revoke them at any time prior to their being voted at the Meeting. Bancorp shareholders are entitled to one vote at the Meeting for each share of Bancorp Common Stock held of record at the close of business on the Record Date. As of the Record Date, the Directors and executive officers of Bancorp, together with affiliates, beneficially owned 331,934 shares of Bancorp Common Stock, or 27.8% of the outstanding shares, including shares subject to outstanding options exercisable within sixty days held by such persons.

The Directors of Bancorp, who beneficially own an aggregate of 27.4% of the outstanding shares of Bancorp, have entered into an agreement (the "Voting Agreement"), a copy of which is attached to this Proxy Statement as Appendix C, whereby they have agreed to vote their shares of Bancorp "FOR" approval of the Agreement and the Merger. See "THE VOTING AGREEMENT."

If a majority of the votes eligible to be cast do not vote in favor of the Agreement, Bancorp will continue to act as a separate entity and a going concern, with the Bank as its wholly owned subsidiary. A failure to vote, either by not returning the enclosed Proxy or by checking the "Abstain" box thereon, will have the same effect as a vote against approval of the Agreement. Any shareholder of record who seeks to perfect dissenters' appraisal rights must not cast a vote, in person or by proxy, in favor of the approval of the Agreement. See "DISSENTERS' APPRAISAL RIGHTS".

Revocability of Proxies. Shareholders who execute proxies retain the right to revoke them at any time. Proxies may be revoked by written notice to the Corporate Secretary of Bancorp at 46 Second Street, San Francisco, California 94105, or, by the filing of a later dated proxy prior to a vote being taken at the Meeting, or by attending the Meeting and voting in person.

The Merger

The Agreement, a copy of which is attached hereto as Appendix A and is hereby incorporated by reference in this Proxy Statement, provides for the merger of TRP with and into Bancorp, with Bancorp being the Surviving Corporation, wholly owned by the stockholders of TRP. For a more detailed description of the Merger, see "THE MERGER."

At the Effective Time (as hereinafter defined) of the Merger, each of the shares of Bancorp Common Stock outstanding immediately prior to the Effective Time (other than certain shares, if any, that may be held by TRP and shares for which possible dissenters' rights have been perfected) will be converted into the right to receive $8.00 in cash, without interest; plus an amount equal to (a) a pro rata share of net collections and/or recoveries between July 31, 1996 and the Closing (as hereinafter defined), if any, on certain loans of the Bank identified in and pursuant to the Escrow Agreement (as hereinafter defined), which amount, together with the foregoing $8.00 is referred to herein as the "Cash Consideration", and (b) a pro rata share of the net collections and/or recoveries following the Closing, if any, on certain loans of and a claim against the Bank, represented by the Escrow Fund (as hereinafter defined), less costs incurred in connection with the resolution of such loans, claims and account, payable to shareholders of the Company pursuant to the terms of the Escrow Agreement between the Company and TRP, dated October 18, 1996 (the "Escrow Agreement"). Collectively, the Cash Consideration and the amount representing that pro rata share of the Escrow Fund payable to each shareholder of the Company are referred to herein as the "Merger Consideration." See "THE MERGER - Termination of Agreement" for information regarding a possible increase in the Cash Consideration if the Closing is delayed.

As of the Record Date, there were 1,120,195 shares of Bancorp Common Stock issued and outstanding and outstanding stock options to acquire 103,750 shares of Bancorp Common Stock, for an aggregate maximum Merger Consideration on that date of approximately $10.1 million. Upon completion of the Merger, Bancorp will be wholly owned by the stockholders of TRP.

Directors' Approval and Recommendation of the Merger

At a Board of Directors meeting held on October 17, 1996, after considering the terms and conditions of the Agreement and obtaining the advice of its financial advisor, the Agreement was unanimously approved by Directors who were present at the meeting. The Board of Directors recommends that shareholders of Bancorp vote "FOR" approval of the Agreement. In addition each of the Directors has signed the Voting Agreement discussed below, whereby each such Director has agreed to vote his shares of Common Stock of the Company in favor of the Agreement and the Merger. See "THE VOTING AGREEMENT" for more information. For a discussion of the circumstances surrounding the Merger and the factors considered by the Bancorp Board of Directors in making its recommendation, see "THE MERGER - Background of the Merger," "THE MERGER - Reasons for the Merger" and "THE MERGER - Factors Considered by the Board of Directors" for more information.

Opinion of Financial Advisor

The Board of Directors of Bancorp retained the firm of Baxter Fentriss and Company, Richmond, Virginia ("Baxter Fentriss") to assist in the negotiation of the Merger and to act as financial advisor in connection therewith. Baxter Fentriss rendered its opinion to the Board of Directors of Bancorp, that the Merger Consideration is fair to Bancorp's shareholders from a financial point of view. A copy of Baxter Fentriss' opinion dated November 15, 1996, is set forth as Appendix E and should be read by shareholders in its entirety. For further information regarding the opinion of Baxter Fentriss, see "THE MERGER-Opinion of Financial Advisor."

Effective Time

The Merger will become effective at the time the form of Agreement of Merger which is Exhibit B to the Agreement and a Certificate of Merger which is Exhibit A to the Agreement are filed with the Secretary of State of the State of California and the Secretary of State of the State of Delaware, or at such other time as set forth in such Agreement of Merger and the Certificate of Merger ("Effective Time"). Assuming the timely receipt of all regulatory and shareholder approvals, the expiration of all statutory waiting periods and the satisfaction or waiver of all conditions in the Agreement, it is currently anticipated that the Merger will be consummated on approximately February 28, 1997.

Interests of Certain Persons in the Merger

In considering the recommendation of Bancorp's Board of Directors with respect to the Merger, shareholders of Bancorp should be aware that certain officers of Bancorp have interests in the Merger that are in addition to their interests as shareholders generally. See "THE MERGER-Interests of Certain Persons in the Merger."

Certain key employees of Bancorp and the Bank have been granted options to purchase shares of Bancorp Common Stock under the 1984 Employee Stock Option Plan and Nonqualified Stock Option Plan. The Agreement provides that, in consideration of the cancellation of such options, each holder of an outstanding option (whether or not then exercisable) will receive a lump sum cash payment equal to the product of (i) the excess of the Cash Consideration over the exercise price of such option and (ii) the number of shares subject to such option; as well as a pro rata share, if any, of the Escrow Fund pursuant to the Escrow Agreement.

Certain Federal Income Tax Consequences

The exchange of shares of Bancorp Common Stock for cash by a Bancorp shareholder pursuant to the Merger (or, in the case of a dissenting shareholder pursuant to any appraisal proceedings) will be a taxable transaction to such shareholder for federal income tax purposes. As a result of the Merger, a shareholder of Bancorp will generally recognize a gain or loss equal to the difference, if any, between the fair market value of the Merger Consideration to be received pursuant to the Agreement in exchange for his or her shares of Bancorp Common Stock and such shareholder's adjusted tax basis in such shares (except, in the case of any dissenting shareholders, for any amount constituting interest, which will be taxable as ordinary income). Any such gain or loss will be treated as a long-term capital gain or loss if the shares of Bancorp Common Stock are held as a capital asset by the shareholder, and at the Effective Time said shares have been held for more than one year since their acquisition date.

All shareholders should read carefully the discussion in "THE MERGER-Certain Federal Income Tax Consequences" of this Proxy Statement. EACH SHAREHOLDER SHOULD CONSULT WITH HIS OR HER TAX ADVISOR AS TO THE SPECIFIC CONSEQUENCES TO THE SHAREHOLDER OF THE MERGER UNDER STATE, LOCAL, FOREIGN AND OTHER APPLICABLE TAX LAWS.

Surrender of Stock Certificates

Promptly after consummation of the Merger, an Exchange Agent selected by TRP will mail instructions to each Bancorp shareholder concerning the proper method of surrendering certificates formerly representing shares of Bancorp Common Stock in exchange for the Merger Consideration. DO NOT SEND STOCK CERTIFICATES AT THIS TIME.

Conditions to Consummation; Termination

The respective obligations of the parties to consummate the Merger are subject to, among other things: (i) approval of the Agreement by Bancorp's shareholders holding not less than a majority of the outstanding shares of Bancorp Common Stock; (ii) receipt of all necessary regulatory approvals, consents or waivers; (iii) satisfaction of all other necessary requirements prescribed by law; and (iv) the absence of any order prohibiting Bancorp or TRP to consummate the Merger. See "THE MERGER - Closing Conditions to the Merger" and "-Regulatory Approvals."

The Agreement may be terminated at any time by mutual consent of TRP and Bancorp and may also be terminated by either Bancorp or TRP if the Merger is not consummated by March 31, 1997 (subject to extension for a period not to exceed June 30, 1997 if certain regulatory approvals have not been obtained and provided that, in such event, the Cash Consideration shall, under certain circumstances, be increased by $0.07 per share for each full month which elapses between March 31, 1997 and the Closing), or if certain conditions set forth in the Agreement are not met. See "THE MERGER - Termination of the Agreement." Under certain circumstances termination of the Merger may give rise to the payment of liquidated damages either by the Company or TRP. See "THE MERGER - Liquidated Damages."

Regulatory Approvals

The Merger is subject to approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board" herein) pursuant to sections 3 and 4 of the Bank Holding Company Act ("the BHC Act") and any other bank regulatory authority that may be necessary or appropriate (the Federal Reserve Board, Office of the Comptroller of the Currency, and any other bank regulatory agency that may be necessary or appropriate are collectively referred to herein as "Regulatory Authorities").

In reviewing the merger, the Regulatory Authorities will consider various factors, including possible anti-competitive effects of the Merger, and will examine the financial and managerial resources and future prospects of TRP and the combined organization. There can be no assurance that the requisite regulatory approvals will be granted or as to the timing of such approvals. SEE "THE MERGER - Regulatory Approvals."

No Solicitation of Alternative Transactions

The Agreement provides that Bancorp and the Bank will not directly or indirectly initiate, solicit or encourage any inquiries, proposals or offers with respect to a merger, consolidation or certain similar transactions involving Bancorp or the Bank or engage in any negotiations concerning or discussions with or provide information to any person relating to such a transaction, except if Bancorp's Board of Directors, upon written advice from its counsel, determines that it is required to do so in the discharge of each Director's fiduciary duty with respect to an unsolicited offer from a third party. See "THE MERGER - No Solicitation of Alternative Transactions" for more information.

Escrow Agreement

The Escrow Agreement has been entered into between Bancorp, the Bank and TRP and sets forth the requirements for retention and ultimate distribution of escrow funds to the shareholders and/or TRP of amounts of not less than $ 0.00 and not more (subject to adjustment for gain or loss on investment) than $740,626. See "THE ESCROW AGREEMENT" for more information regarding the Escrow Agreement. The purpose of the Escrow Agreement is to set aside funds to cover certain possible losses in the Bank's loan portfolio (which may be offset by net collections and/or recoveries, if any, on certain designated loans and claims of the Bank) and with respect to possible losses with respect to a certain deposit account carried on the books of the Bank as of the date of the Agreement.

To the extent that such recoveries exceed the sum of (i) loan write-offs and attendant costs, and (ii) losses on that certain account and costs attendant thereto (or if there are no further write-offs, losses, costs or liabilities with respect to such loans and deposit account), any remaining funds in such escrow net of any income or loss incurred arising from investment of escrow funds, will be distributed to the shareholders and option holders at specified dates in the future. However, there can be no assurance that all or any portion of the escrow funds will ultimately be payable to the shareholders and option holders. See "THE ESCROW AGREEMENT" for more information about the terms of the Escrow.

Voting Agreement

As an inducement to TRP to enter into the contemplated transactions, each member of Bancorp's Board of Directors has individually entered into a Voting Agreement dated as of October 18, 1996 (the "Voting Agreement") wherein they have agreed to vote the outstanding shares held by them in favor of the Agreement and the Merger. See "THE VOTING AGREEMENT" for more information. The Voting Agreement constitutes a personal obligation of each of the Directors signing it with respect to each such Director's personal shares, and is not a commitment of the Board to take any action which would be in violation of its fiduciary duty to take steps which are in the best interest of all the shareholders. The Voting Agreement is intended to increase the likelihood that the shareholders of Bancorp will approve the Agreement and the Merger. See "CERTAIN EFFECTS OF THE VOTING AND OPTION AGREEMENTS."

Option Agreement

As a condition to TRP's entering into the Agreement, Bancorp entered into a Option Agreement with TRP ("Option Agreement"), dated as of October 18, 1996, pursuant to which Bancorp granted to TRP an option to purchase up to 19.9% of the issued and outstanding shares of Bancorp Common Stock, at an exercise price of $8.00 per share, subject to the terms and conditions set forth therein. The exercise price of the stock option is equal to the fixed $8.00 portion of the Cash Consideration, subject to any adjustments thereto described elsewhere in the Option Agreement. The option may be exercised in whole or in part, in the event that certain conditions have occurred. The Option Agreement may discourage competing offers for Bancorp and is intended to increase the likelihood that the Merger is consummated in accordance with the terms of the Agreement. See "THE OPTION AGREEMENT" and "CERTAIN EFFECTS OF THE VOTING AND OPTION AGREEMENTS" for more information. A copy of the Option Agreement is attached to this Proxy Statement as Appendix D.

Dissenters' Appraisal Rights

Chapter 13 of the California General Corporation Law ("CGCL"), which is set forth as Appendix F to this proxy statement, provides that shareholders of record who do not vote in favor of the approval of the Agreement, in person or by proxy, at the meeting and who have filed a written demand that has actually been received by Bancorp or its transfer agent not later than 30 days after the date on which a notice of approval of the Agreement and Merger by the outstanding shares was mailed to the shareholder, for payment of a specified number of shares at a specific price which the shareholder claims to be the fair market value of those shares, as of October 18, 1996, may be entitled to dissenters' appraisal rights, provided that such written demands are properly given (and received by Bancorp). Thereupon, dissenters' appraisal rights will be created with respect to the Merger under the provisions of Sections 1300 and 1301 of the CGCL and be available to such shareholders of record as to such shares, if their rights are further perfected as required by the terms of Sections 1302, 1303 and 1304 of the CGCL. See "DISSENTERS' APPRAISAL RIGHTS" and Appendix F for a more complete description of dissenters' rights that may be applicable to the Merger. A shareholder's failure to follow exactly the procedures specified will result in a loss of such shareholder's dissenter's rights. In view of the complicated nature of the California law pertaining to dissenters' rights, shareholders desiring to perfect those rights should consult their own legal advisors.

Accounting Treatment

The Merger will be treated as a purchase for accounting purposes. Accordingly, under generally accepted accounting principles, the assets and liabilities of Bancorp will be recorded on the books of TRP at their respective fair values at the time of consummation of the Merger.

Market Prices and Dividends on Bancorp Common Stock

Bancorp Common Stock is listed on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") Bulletin Board under the symbol "TPAE." The table below sets forth, for the quarters indicated, the high and low sales prices of Bancorp Common Stock as reported on the NASDAQ Bulletin Board (and, prior to June 1995, as reported on the NASDAQ "Pink Sheets") and the dividends paid per share on Bancorp Common Stock in each such quarter.

								                                   Prices	          Cash Dividends
                              							   High	    Low	       Paid Per Share

Fiscal Year Ended December 31, 1994
First Quarter .....................     $2.00   $2.00		          none
Second Quarter ....................     $2.00   $2.00	          	none
Third Quarter .....................     $2.00   $2.00	          	none
Fourth Quarter ....................     $2.25   $2.00          		none

Fiscal Year Ended December 31, 1995
First Quarter .....................     $2.50   $2.25          		none
Second Quarter ....................     $2.75   $2.25	          	none
Third Quarter .....................     $4.50   $2.50          		none
Fourth Quarter ....................     $4.88   $4.50		          none

Fiscal Year Ended December 31, 1996
First Quarter......................     $5.25   $4.50         		$0.08
Second Quarter.....................     $5.63   $4.88	          	none
Third Quarter......................     $6.50   $5.25          		none

The closing asking price per share for Bancorp Common Stock as reported on the NASDAQ Bulletin Board on October 18, 1996, the last full trading day prior to the public announcement of the execution of the Agreement, was $6.25. On November 15, 1996, which is the most recent date for which it was practical to obtain market data prior to the printing of this Proxy Statement, the closing asking price of Bancorp Common Stock was $7.625. Holders of Bancorp Common Stock are urged to obtain current market quotations.



SELECTED CONSOLIDATED FINANCIAL DATA FOR BANCORP

The following table sets forth certain information concerning the consolidated financial position and results of operations of Bancorp at the dates and for the periods indicated. This information is qualified in its entirely by reference to the detailed information in the Consolidated Financial Statements and Notes thereto appearing in Bancorp's Annual Report on Form 10-K for the year ended December 31, 1995 and in Bancorp's Form 10-Q for the quarter ended September 30, 1996 included as Appendix G to this Proxy Statement.

Selected Financial Data*

                         (unaudited)
                       At September 30               At December 31
Description               1996    1995    1995    1994    1993    1992    1991
Financial Condition:
Total Assets           $ 73,482  64,490  64,827  56,771  65,009  72,371  78,788
Securities, held to
maturity                      -   6,628       -   9,743   8,829   9,162  10,021
Securities, available
for sale                 15,202   6,189  13,870   4,078   3,329   1,504       -
Loans receivable, net    42,923  37,567  38,340  32,368  39,566  50,033  54,165
Deposits                 64,701  57,346  57,564  49,800  57,823  63,916  68,398
Long-term debt                -       -       -      26      71     116     161
Stockholders' Equity      6,908   6,394   6,532   5,951   5,927   6,476   6,509

                          (unaudited)
                      Nine Months Ended
                        September 30                     Year Ended December 31
                          1996    1995    1995    1994    1993    1992    1991
Operations:
Interest income        $  4,020   3,500   4,855   4,259   4,433   5,920   7,550
Interest expense          1,549   1,284   1,799   1,369   1,617   2,646   4,183
Net interest income       2,471   2,216   3,056   2,890   2,816   3,274   3,367
Provision (recovery)
for loan losses             (40)     40      40     173     889     662     349
Non-interest income         499     429     598     664     855     887     866
Non-interest expense      2,168   2,151   2,962   3,088   3,567   3,579   3,458
Income (loss) before
taxes                       842     454     652     293    (785)    (80)    426
Income tax expense
(benefit)                   339     139     207     113    (171)     20     228
Net income (loss)           503     315     445     180    (614)   (100)    198

Earnings (loss) per
share                   $  0.45    0.28    0.40    0.16   (0.54)  (0.09)   0.17
Cash dividends declared
  per share             $  0.08    none    none    none    none    none    none

* In thousands, except per share data.

SPECIAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of Bancorp to be used at the Meeting to be held at the offices of Bancorp and the Bank, located at 46 Second Street, San Francisco, California, on December 19, 1996 at 4:30 p.m., Pacific Time, and at any adjournment or postponement thereof. The accompanying Notice of Special Meeting of Shareholders and this Proxy Statement are first being mailed to shareholders on or about November 22, 1996.

At the Meeting, shareholders will be asked to consider and vote on a proposal to approve the Agreement. The Agreement provides for the merger of TRP with and into Bancorp with Bancorp being the Surviving Corporation, wholly owned by the shareholders of TRP. Pursuant to the Agreement, each share of Bancorp Common Stock outstanding immediately prior to the Effective Time of the Merger will be canceled and converted into the right to receive the Merger Consideration, without any interest thereon. See "THE MERGER" and Appendix A. The Board of Directors of Bancorp has concluded that the Merger is in the best interest of Bancorp and its shareholders and recommends that shareholders vote "FOR" approval and adoption of the Agreement and the transactions contemplated thereby.

SOLICITATION, VOTING AND REVOCABILITY OF PROXIES

Shareholders of record as of the close of business on the Record Date are entitled to one vote for each share then held. As of the Record Date, 1,120,195 shares of Bancorp Common Stock were issued and outstanding. At that date, such shares were held of record by approximately 300 shareholders. The presence, in person or by proxy, of at least a majority of the total number of outstanding shares of Bancorp Common Stock entitled to vote is necessary to constitute a quorum at the Meeting.

The affirmative vote of the holders of a majority of the outstanding shares of Bancorp Common Stock is required in order to approve and adopt the Agreement. A failure to return a properly executed proxy card or to vote in person at the Meeting will have the same effect as a vote against approval of the Agreement. Abstentions will be counted as shares present at the Meeting for purposes of determining the presence of a quorum and will have the same effect as a vote against approval of the Agreement. Broker nonvotes will not be considered present at the Meeting and will have the same effect as a vote against approval of the Agreement. The foregoing does not pertain to perfection of any dissenters' rights, which are described in the Proxy Statement under "DISSENTERS' APPRAISAL RIGHTS" and in Appendix F hereto.

As of the Record Date, the Directors and executive officers of Bancorp (10 persons) together with their affiliates, beneficially owned a total of 254,934 shares of Bancorp Common Stock, or 24.5% of the outstanding shares of Bancorp's Common Stock, not including 77,000 shares of Bancorp Common Stock subject to outstanding options held by such persons exercisable within 60 days of the Record Date.

Except with respect to the Voting Agreement described elsewhere herein there are no agreements or understandings among TRP, Directors or executive officers of Bancorp or any beneficial owner of more than 5% of Bancorp Common Stock as to how their shares will be voted. See "THE VOTING AGREEMENT" for more information.

To the best knowledge of Bancorp, as of the Record Date, other than the right to purchase shares of Common Stock of the Company pursuant to the Option Agreement discussed below, the Directors and executive officers of TRP and its subsidiaries did not own of record or beneficially any outstanding shares of Bancorp Common Stock. See "THE OPTION AGREEMENT" for more information regarding the right of TRP to acquire shares of the Company under certain circumstances.

Shares of Bancorp Common Stock represented by properly executed proxies will be voted in accordance with the instructions indicated on the proxies or, if no instructions are indicated, will be voted FOR approval of the Agreement. Properly executed proxies will be voted in accordance with the determination of the proxy holders as to any other matter which may properly come before the Meeting or any adjournment or postponement thereof; however, proxies voting against approval of the Agreement will not be voted in favor of adjournment of the Meeting. Shareholders who execute proxies retain the right to revoke them at any time. Proxies may be revoked by written notice to the Corporate Secretary of Bancorp, by the filing of a later dated proxy prior to a vote being taken at the Meeting or by attending the Meeting and voting in person. A proxy will not be voted if a shareholder attends the Meeting and votes in person.

Eddy S.F. Chan and James A. Babcock have been appointed by the Board of Directors as proxy holders.

The cost of solicitation of proxies will be borne by Bancorp. In addition to solicitations by mail, Directors, officers and employees of Bancorp may solicit proxies personally or by telegraph or telephone without additional compensation. Bancorp will request persons, firms and corporations holding shares in their names or in the names of their nominees, which shares are beneficially owned by others, to send proxy materials to, and to obtain proxies from, such beneficial owners and will reimburse such holders for their reasonable expenses in doing so.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Security Ownership of Management

The following table sets forth as of the time of preparation of this Proxy Statement the ownership of each class of Bancorp's equity securities of the Directors, and each of the named executive officers, individually, and of the directors and executive officers of Bancorp as a group, without naming them.

                                             		  Amount and
                  	Name of Beneficial	           Nature of
                  	Owner and	                    Beneficial	         Percent
Title of Class   	 Position with Company	        Ownership	          of Class

Common Stock   	   James A. Babcock,	            57,583  (1)	          5.12%
                	  Director and Chairman
Common Stock	      Eddy S. F. Chan, Director,	   56,380  (2)	          4.94%
                	  President and CEO
Common Stock	      Frankie G. Lee, Director	     28,833  (3)	          2.57%
                	  and Vice-Chairman
Common Stock	      John K. Lee, Director	        27,333  (4)	          2.43%
Common Stock	      Masayuki Nakahira,	           25,833  (5)	          2.30%
                	  Director
Common Stock	      John T. Stewart,	             24,683  (6)	          2.20%
                	  Director and Secretary
Common Stock	      Simon S. Teng, Director      	30,843  (7)	          2.74%
                	  and Treasurer
Common Stock	      Frank K. W. Wong, Director	   26,833  (8)	          2.39%
Common Stock	      John K. Wong, Director	       48,954  (9)	          4.32%

Common Stock	      All Directors and	           331,934	              27.77%
                  	Executive Officers as a
                  	Group (10 persons)

(1)	Includes 32,083 shares held with sole voting and investment power;
    20,000 shares held with shared voting and/or investment power; and 5,500 shares pursuant to options.

(2)	Includes 25,233 shares held with sole voting and investment power; 2,250 shares held with shared voting and/or investment power; 24,000 shares pursuant to options; and 4,897 shares allocated to the account of Eddy
    S. F. Chan as a Participant in the Trans Pacific Bancorp Employee Stock Ownership Plan ("ESOP") as of October 31, 1996.

(3)	Includes 23,333 shares held with shared voting and/or investment power;
    and 5,500 shares pursuant to options.

(4)	Includes 21,833 shares held with shared voting and/or investment power;
    and 5,500 shares pursuant to options.

(5)	Includes 21,333 shares held with sole voting and investment power; and
    4,500 shares pursuant to options.

(6)	Includes 19,183 shares held with sole voting and investment power; and
    5,500 shares pursuant to options.

(7)	Includes 18,583 shares held with sole voting and investment power; 6,760 shares held with shared voting and/or investment power; and 5,500 shares pursuant to options.

(8)	Includes 21,333 shares held with shared voting and/or investment power;
    and 5,500 shares pursuant to options.

(9)	Includes 2,833 shares held with sole voting and investment power; 29,300 shares held with shared voting and/or investment power; 14,000 shares pursuant to options; and 2,821 shares allocated to the account of John
    K. Wong as a Participant in the ESOP as of October 31, 1996.

Security Ownership of Certain Beneficial Owners

The following table sets forth the security ownership as of the time of preparation of these materials of Bancorp's voting securities with respect to any person (including any "group" as that term is used in section 13(d)(3) of the Exchange Act) who is the beneficial owner of more than 5% of such voting securities outstanding.

                                        		   Amount and
                                        		   Nature of
                 	Name and Address of       	Beneficial	           Percent
Title of Class	   Beneficial Owner   	       Ownership	            of Class

Common Stock	     Arthur M. Auerbach, MD	   73,000 shares (1)	      6.53%
                 	3300 Webster Street
                 	Oakland, CA  94609

                 	James A. Babcock	         57,583 shares (2)	      5.12%
                 	1349 Larkin Street
                 	San Francisco, CA  94109

(1)	Includes 72,000 shares held with sole voting and investment power and
    1,000 held with shared voting and/or investment power.

(2)	Includes 32,083 shares held with sole voting and investment power;
    20,000 shares held with shared voting and/or investment power; and 5,500 shares pursuant to options.


THE MERGER

The following information concerning the Merger, insofar as it relates to matters contained in the Agreement, the Escrow Agreement, the Voting Agreement and the Option Agreement, is qualified in its entirety by reference to those agreements, which are attached hereto as Appendices A through D respectively. Bancorp shareholders are urged to read these agreements carefully.

General

The Agreement provides that TRP will be merged with and into Bancorp, with Bancorp being the Surviving Corporation, wholly owned by the shareholders of TRP. Each share of Bancorp Common Stock outstanding at the Effective Time (other than (i) shares for which any dissenters' rights are perfected and (ii) shares, if any, which may be held directly or indirectly by TRP (which will be canceled), will be automatically converted into the right to receive the Cash Consideration, without interest plus the holder's pro rata share of the Escrow Fund (as hereinafter defined), if any, payable to stockholders of the Company pursuant to the terms of the Escrow Agreement (which amounts in cash and escrow shall hereinafter be collectively referred to as the "Merger Consideration").

Until surrendered, certificates for the shares of Bancorp Common Stock shall represent the right to receive the Merger Consideration. The maximum Merger Consideration to be paid to Bancorp shareholders and option holders in the Merger is approximately $10.1 million. This amount is based on the total number of shares of Bancorp Common Stock outstanding as of the Record Date and the consideration to be paid in respect of options on Bancorp Common Stock outstanding on that date, assuming the entire Escrow Fund is paid to the former stockholders and Option Holders of Bancorp. See "THE MERGER - Interests of Certain Persons in the Merger."

The Merger is subject to (i) approval by the holders of at least a majority of the outstanding shares of Bancorp Common Stock; (ii) the receipt of all necessary regulatory approvals, consents and waivers; (iii) satisfaction of all necessary requirements prescribed by law; and (iv) the absence of any order prohibiting Bancorp or TRP to consummate the Merger. See "THE MERGER - Regulatory Approvals" and "THE MERGER - Closing Conditions to the Merger."

The Agreement provides that TRP may elect to specify that, before or after the merger, Bancorp, TRP and any subsidiary or affiliate of Bancorp or TRP shall enter into other transactions in order to effect the Merger, provided, however, that TRP shall not have the right to require any such transaction that will result in any change in the Merger Consideration or alter the tax treatment of the transactions contemplated or otherwise materially adversely effect the rights and obligations of any party to the Agreement.

Promptly after the Effective Time, an exchange agent ("the Exchange Agent") selected by TRP will mail to holders of Bancorp Common Stock a letter of transmittal and instructions for surrendering certificates evidencing Bancorp Common Stock. Upon delivery to the Exchange Agent of a properly executed letter of transmittal and such certificates, a shareholder will receive a check for the Cash Consideration for the shares of Bancorp Common Stock represented by the certificates and the certificates so surrendered will be canceled. No interest will be paid or accrued on the Cash Consideration to which the shareholder became entitled at the Effective Time. DO NOT SEND STOCK CERTIFICATES AT THIS TIME.

At the Effective Time as defined herein, TRP will deposit in trust with the Bank as Escrow Agent, cash in an amount equal to $740,626, allocated to Fund A ($300,000) and to Fund B ($440,626) less any recoveries which will increase the Cash Consideration paid to shareholders. Funds A and B will be held and maintained by the Escrow Agent pending resolution regarding certain loans and a deposit account of the Bank on its books as of the date of the Agreement. Upon resolution of such account, or the running of applicable statutes of limitations, and upon the resolution of such loans (but in no event more than three years from the Effective Time of the Merger), the Escrow Agent shall pay
(i) out of Fund A to TRP an amount equal to any amount assessed against or any liability charged to the Bank relating to the account, net of Tax Effect (as defined in the Escrow Agreement) and costs incurred by TRP or the Bank in resolution of the account, net of Tax Effect, and the balance of Fund A shall be paid to the former stockholders and option holders; (ii) out of Fund B to TRP an amount equal to (x) gross loan charge-offs - in excess of amounts previously reserved and certain payments on loan guarantees actually received
- during the term of Fund B on certain loans identified in Exhibit C to the Escrow Agreement, net of Tax Effect, less the aggregate gross amount of loans collected or recovered by the Bank, net of Tax Effect, from the Closing to the third anniversary thereof for loans previously charged off and listed on Exhibit B to the Escrow Agreement and (y) all fees, costs and expenses incurred by TRP or the Bank in connection therewith, net of Tax Effect, and the balance shall be paid to the former stockholders and former option holders; and (iii) in the case of Funds A and B, the amount paid to the former shareholders and former option holders shall be increased by any income received on investment of amounts held in such funds and reduced by any losses more information.

Background of the Merger

Sales Negotiations with TRP

During 1995, officers and the Board of Directors of Bancorp had discussions with at least four investment banking firms regarding a possible merger or acquisition transaction involving the Company. In May 1995, representatives of Bancorp met with representatives of Baxter Fentriss and Company ("Baxter Fentriss" herein), an investment banking and financial services consulting firm to discuss strategic options presently available to Bancorp and the Bank.

Following the meeting with representatives of the Company, Baxter Fentriss was invited to speak with the Board of Directors in May, 1995, at which time Baxter Fentriss provided its views regarding strategic options, including sale and discussed the approach Baxter Fentriss might take to market the institution. Thereafter, Bancorp selected Baxter Fentriss as its financial advisor because of Baxter Fentriss' reputation and substantial experience in transactions such as the Merger. The Board of Directors also considered the range of possible values to Bancorp shareholders that could potentially be achieved by remaining independent and realizing possible future earnings.

Factors considered by the Board of Directors which could affect those values include the following: the increasing competitiveness for loan originations and deposit funds within the Bank's marketplace; the general health and long term well being of California's economy; the volatility of interest rates and capital markets in general affecting Bancorp's stock price; the entrance into California of large financial institutions and unregulated financial intermediaries with greater resources than the Bank that are able to price a wide range of financial products significantly below existing competition; and the increasing consolidation of financial institutions on a national, regional and local level.

Following completion of these discussions and deliberations, the Board of Directors approved the retention of Baxter Fentriss and entered into an Agreement with Baxter Fentriss on June 12, 1995 (the "Engagement Letter") permitting Baxter Fentriss to conduct a discreet and targeted marketing effort. Pursuant to the Engagement Letter, Bancorp agreed to pay Baxter Fentriss a fee (the "Merger Fee") of one and one half (1.5%) percent of the total Merger Consideration. The Merger Fee is payable upon consummation of the Merger.

In addition, Bancorp agreed to reimburse Baxter Fentriss for all reasonable travel, legal and other out of pocket expenses incurred in connection with its engagement. The Engagement Letter also contains provisions relating to an indemnity of Baxter Fentriss against liabilities related to or arising out of Baxter Fentriss' engagement or the Merger, unless any claim, loss or expense arose from Baxter Fentriss' negligence or willful misconduct in performing its services.

During the period between July 1995 and September 1995, Baxter Fentriss prepared an offering memorandum (the "Offering Memorandum") and contacted over 90 potential acquirers of Bancorp. Potential buyers were contacted on a "no names" basis to protect the confidentiality of Bancorp. Those potential buyers that expressed an interest, and had the financial capacity to acquire, executed a confidentiality agreement (the "Confidentiality Agreement") and received a copy of the Offering Memorandum.

Between October 1995 and June 1996, Baxter Fentriss received four offers to acquire the Company. Following extensive negotiations with each such party and following a preliminary financial investigation of the ability of each of such offerors to complete the transactions contemplated, Baxter Fentriss concluded that a group led by Denis Daly, Sr., a Chicago banker and businessman and including Cyrus Tang, a Chicago businessman and industrialist (the "Daly Group" herein) had the most potential to provide a favorable proposal to the Company's shareholders. Following execution of the Agreement, Mr. Tang and Mr. Daly had discussions regarding the structuring of their ownership of TRP, as a result of which Mr. Tang has withdrawn from the Daly Group. As discussed elsewhere herein, Mr. Daly has made other arrangements to finance TRP in order to finance the purchase of the Company. See "SUMMARY OF PROXY STATEMENT - Parties to the Merger" and "BUSINESS OF THE PARTIES TO THE MERGER - TRP" for more information.

In response to a request from Baxter Fentriss for an updated and detailed proposal outlining price, consideration type, organizational issues and other relevant issues, which letter requested a response no later than June 6, 1996, legal counsel to the Daly Group, by letter dated June 3, 1996, set out a proposal to buy the outstanding shares of the Company for a multiple of the book value of the Company within a range of 1.4 to 1.6 times book value. This was a nonbinding letter of intent and preliminary proposal, not intended to bind the Company or the Daly Group.

On July 1, 1996, at the invitation of the Daly Group, Eddy S.F. Chan, President and Chief Executive Officer of Bancorp, visited Chicago in order to meet with the principals of the Daly Group. Following this meeting further negotiations were conducted among representatives of the Company, Baxter Fentriss and representatives of the Daly Group. Toward the end of July, a specific price per share was proposed by the Daly Group and on August 1, 1996, the Board of Directors of the Company met to consider the proposal and to give direction to Baxter Fentriss regarding further negotiation of the Agreement.

Baxter Fentriss recommended to the Board of Directors on August 1, 1996, that the Daly Group be permitted to conduct a preliminary due diligence examination of the Bank and the Company. Following the conduct of such due diligence by representatives of the Daly Group, Baxter Fentriss met with representatives of the Daly Group on August 21, 1996 to conduct further negotiations and to seek to improve the terms of the proposal.

Following this meeting, the Daly Group conducted additional due diligence and began preparation of a definitive agreement which was delivered in draft form to the Board of Directors and its legal counsel on September 19, 1996. On October 3, 1996, Baxter Fentriss met with the Board and Bancorp's legal counsel for the purpose of reviewing the preliminary definitive agreement and in order to obtain direction from the Board regarding further negotiation of the terms of the agreement.

At that meeting, Baxter Fentriss delivered in oral and draft written form, a preliminary Fairness Opinion, stating that the terms of the preliminary draft of the definitive agreement were fair to the shareholders of Bancorp from a financial point of view. See "THE MERGER - Opinion of the Financial Advisor" for more information regarding Baxter Fentriss' analysis of the proposed transaction. At that meeting the Board directed Baxter Fentriss to seek to increase the per share price offered and to seek to resolve certain open issues.

Concurrent with negotiation of pricing and other issues, and pursuant to the terms of the Confidentiality Agreement and certain timing constraints imposed by the Daly Group, Baxter Fentriss, the Board and the Daly Group also negotiated the Escrow Agreement, which sets forth the terms and conditions under which a certain portion of the Merger Consideration would be held back pending the resolution of certain matters regarding loans and a certain deposit account of the Bank; the Voting Agreement, pursuant to which the Directors would agree to vote their shares for the Merger; and the Option Agreement, which would grant an option to the Daly Group to buy shares of Bancorp under certain circumstances. See the following sections of "THE MERGER" for more information on the terms and conditions of the Agreement; see "THE ESCROW AGREEMENT" for more information on the terms and conditions of the Escrow Agreement; see "THE VOTING AGREEMENT" for more information on the terms and conditions of the Voting Agreement; and see "THE OPTION AGREEMENT" for more information on the terms and conditions of the Option Agreement.

Between October 3 and October 17, 1996, negotiation of issues related to price and terms of the Agreement, the Escrow Agreement, the Option Agreement and the Voting Agreement continued among representatives of the Company and the Daly Group and on October 17, 1996, revised, final drafts of the above agreements were delivered to representatives of the Company for review and consideration by the Board of Directors.

On October 17, 1996, the Board of Directors met and reviewed the terms and conditions of final draft versions of the Agreement, the Escrow Agreement, the Voting Agreement and the Option Agreement with legal counsel and considered a presentation by Baxter Fentriss in which Baxter Fentriss confirmed its preliminary Fairness Opinion.

Thereafter the Board of Directors approved the Agreement and the related agreements and authorized Mr. Chan to proceed with signatures. The Directors present at the meeting each executed the Voting Agreement and execution copies of the Agreement, the Escrow Agreement, and the Option Agreement were signed on Friday, October 18, 1996 by Mr. Chan. The transaction was publicly announced on the same date, following the close of the NASDAQ markets.

Reasons for the Merger

Prior to having authorized Baxter Fentriss to initiate negotiations with prospective merger candidates, the issue of whether to remain independent was evaluated by the Bank and Bancorp's Boards of Directors. The Board reviewed Bancorp's and the Bank's Business Plan projections and updates, actual 1995 operating results and prospective earnings forecasts for 1996 through 1998. That review led to the conclusion that although improved earnings during the three year period were indicated, they would not, when compared to other investment opportunities, reach the level sufficient to support enhanced shareholder value. While the Bank is categorized by OCC as a "well capitalized" institution, longer term forces operating in the Bank's marketplace, such as the expanding array of alternative investment opportunities for depositors' funds and, as noted previously, the increasingly competitive market for new loan originations have had and will continue to have an impact on the Bank' asset growth and profitability.

While Bancorp currently has the capital resources to realistically consider the acquisition of or merger with one or more suitably sized and profitable financial institutions as a means to gain assets and improve earnings, such an acquisition or merger would require extensive restructuring of the institution's method of doing business and would not assure any increase of shareholder value.

After review and evaluation of these and other factors (see "Factors Considered by the Board of Directors of Bancorp" below) as well as the opinion of Baxter Fentriss, it was the Board of Directors' conclusion that in the long term there is reasonable doubt that Bancorp could produce shareholder value in excess of that represented by the Merger Consideration, and that the Merger Consideration was fair, from a financial point of view, to the shareholders of Bancorp. Accordingly, the Board of Directors determined that the Merger was in the best interests of Bancorp's shareholders and approved the Agreement and the transactions contemplated thereby. THEREFORE, THE BOARD OF DIRECTORS OF BANCORP RECOMMENDS THAT THE SHAREHOLDERS OF BANCORP VOTE FOR APPROVAL AND ADOPTION OF THE AGREEMENT.

Factors Considered by the Board of Directors of Bancorp

The terms of the proposed Merger are the result of arms-length negotiations. In arriving at its decision to approve and recommend the Agreement, the Board of Directors of Bancorp considered a number of factors, including, but not limited to, the following:

(i) The general economic and competitive conditions of the market in which the Bank operates and trends in the consolidation of banking institutions. These conditions relate largely to excess capacity in the banking industry and active competition from nonbanking entities for deposits and loan products.

(ii) The volatility in levels of interest rates and the impact of such changes on the Bank's earnings performance and other prospects.

(iii) The costs of restructuring the Bank with no indication that a major restructuring would significantly alter current profitability or provide assurance of achieving higher stockholder value long term.

(iv) The managerial and financial resources of TRP and the likelihood of receiving the requisite regulatory approvals in a timely manner.

(v) The fact that the Merger would be a taxable transaction to the shareholders of Bancorp.

(vi) The opinion of Baxter Fentriss in draft form, and orally confirmed by Baxter Fentriss at the Board meeting on October 17, 1996, that the Merger Consideration per share is fair, from a financial point of view, to the holders of Bancorp Common Stock, and considering current market values, book values, earnings per share, and the prices and premiums paid in certain other similar transactions involving financial institutions. See "-Opinion of Financial Advisor."

(vii) The Directors' views that it was not likely that a better offer could be obtained in the short-term and that there could be no assurance that the TRP principals would not withdraw their proposal if Bancorp were to continue soliciting other potential acquirers, or that any other offers would be better than TRP's offer.

(viii) The interests of certain officers, which are discussed in another section of this Proxy Statement under "THE MERGER - Interests of Certain Persons in the Merger".

(ix) The facts and circumstances set forth above in this section entitled "THE MERGER - Background of the Merger".

In reaching its determination to approve and recommend the Merger, the Board of Directors of Bancorp did not assign any relative or specific weights to the foregoing factors, and individual Directors may have given different weights to different factors.

Opinion of Financial Advisor

Baxter Fentriss has acted as financial advisor to Bancorp in connection with the acquisition. Baxter Fentriss assisted Bancorp in identifying prospective acquirers. See "THE MERGER - Background of the Merger - Sales Negotiations with TRP" for more information in this regard. On October 3, 1996, and updated and confirmed as of November 15, 1996, Baxter Fentriss delivered to Bancorp its opinion that on the basis of matters referred to therein, the offer is fair, from a financial point of view, to the holders of Bancorp Common Stock (such opinion and update are referred to collectively as the "Fairness Opinion" herein.)

In rendering its opinion, Baxter Fentriss consulted with the management of Bancorp and the Daly Group; reviewed the Agreement and certain publicly available information on the parties; and reviewed certain additional materials made available by management of the respective parties.

In addition, Baxter Fentriss discussed with the management of the Company and the Daly Group their respective businesses and outlook. Baxter Fentriss was involved in the negotiations with the Daly Group and initiated merger discussions at the request of Bancorp. No limitations were imposed by Bancorp's Board of Directors upon Baxter Fentriss with respect to the investigation made or procedures followed by it in rendering its opinion. The full text of Baxter Fentriss' written opinion is attached as Appendix E to this Proxy Statement and should be read in its entirety with respect to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Baxter Fentriss in connection therewith.

Baxter Fentriss' opinion is directed to the Company's Board of Directors only, and is directed only to the fairness, from a financial point of view, of the consideration received. It does not address the Company's underlying business decision to effect the proposed transaction, nor does it constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the Agreement and the Merger or as to any other matter.

Baxter Fentriss' opinion was one of several factors taken into consideration by the Company's Board of Directors in making its determination to approve the Agreement and the Merger, and the receipt of Baxter Fentriss' opinion is a condition precedent to the Company's consummation of the Merger. The opinion of Baxter Fentriss does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for Bancorp or the effect of any other business combination in which Bancorp might engage.

Baxter Fentriss, as part of its investment banking business, is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. Baxter Fentriss is a nationally recognized advisor to firms in the financial service industry on mergers and acquisitions. The Company selected Baxter Fentriss as its financial advisor because Baxter Fentriss is an investment banking firm focusing on banking transactions, and because of the firm's extensive experience and expertise in transactions similar to the Merger. Baxter Fentriss is not affiliated with the Daly Group or Bancorp.

In connection with the rendering of its opinion, Baxter Fentriss performed a variety of financial analyses. In conducting its analyses and arriving at its opinion, Baxter Fentriss considered such financial and other factors as it deemed appropriate under the circumstances, including, among others, the following (i) the historical and current financial condition and results of operations of the Company including interest income, interest expense, interest sensitivity, noninterest income, noninterest expense, earnings, book value, return on assets and equity, capitalization, the amount and type of nonperforming asset, the impact of holding certain nonearning real estate assets, the reserve for loan losses and possible tax consequences resulting from the transaction; (ii) the business prospects of the Company and the Daly Group; (iii) the economies of the Company's market areas; (iv) the historical and current market for Bancorp Common Stock; and (v) the nature and terms of certain other merger transactions that it believes to be relevant.

Baxter Fentriss also considered its assessment of general economic, market, financial and regulatory conditions, as well as its knowledge of the financial institutions industry, its experience in connection with similar transactions, its knowledge of securities valuation generally, and its knowledge of merger transactions in California.

In connection with rendering its opinion, Baxter Fentriss reviewed (i) the Agreement; (ii) drafts of this Proxy Statement; (iii) the Annual Reports to shareholders, including the audited financial statements of the Company for the years ended December 31, 1993, 1994 and 1995, and the unaudited quarterly report of the Company for the nine month period ended September 30, 1996; and
(iv) certain additional financial and operating information with respect to the business, operations, and prospects of the Daly Group and the Company as it deemed appropriate.

Baxter Fentriss also (a) held discussions with members of senior management of the Company regarding the historical and current business operation, financial condition and future prospects of their respective companies; (b) reviewed the historical market prices and trading activity for the Common Stock of the Company; (c) compared the results of operations of the Company with that of certain banking companies that it deemed to be relevant; (d) analyzed the pro forma financial impact of the Merger on the Company; and (e) conducted such other studies, analyses, inquiries and examinations as Baxter Fentriss deemed appropriate.

The preparation of the Fairness Opinion involved various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of fairness from a financial point of view of the Merger Consideration to the shareholders of Bancorp Common Stock was to some extent a subjective one based on the experience and judgment of Baxter Fentriss and not merely the result of mathematical analysis of financial data.

Accordingly, notwithstanding the separate factors summarized below, Baxter Fentriss believes that its analysis must be considered as a whole and that selecting portions of its analysis and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuation resulting from any particular analysis described below should not be taken to be Baxter Fentriss' view of the actual value of the Company.

In performing its analysis, Baxter Fentriss made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of the Company or the Daly Group. The analyses performed by Baxter Fentriss are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analysis. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold. In rendering its opinion, Baxter Fentriss assumed that, in the course of obtaining the necessary regulatory approvals of the Merger, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Merger, on a pro forma basis, to Bancorp.

The following is a summary of selected analyses performed by Baxter Fentriss in connection with its opinion:

(i)	Stock Price History.  Baxter Fentriss studied the history of the trading prices and volume for Bancorp Common Stock and compared that to publicly traded banks in California and to the price offered by the Daly Group. As of September 30, 1996, the Company's fully diluted book value was $5.64 and its tangible fully diluted book value was $5.35;

(ii)	Comparative Analysis.  Baxter Fentriss compared the price to earnings multiple, price to book multiple, and price to assets multiple of the Daly Group offer with other comparable merger and acquisition transactions in California, after considering the Company's nonperforming assets and other variables. The comparative multiples included both bank and savings and loan association sales during the last three years;

(iii) Discounted Cash Flow Analysis. Baxter Fentriss performed a discounted cash flow analysis to determine hypothetical present values for a share of Bancorp's Common Stock as a five and ten year investment. Under this analysis, Baxter Fentriss considered various scenarios for the performance of the Common Stock using a range from six percent (6%) to twelve percent (12%) in the growth of the Company's earnings and dividends, and a range from eight times to sixteen times earnings as the terminal value of Bancorp Common Stock. A range of discount rates from 12% to 15% was applied to these alternative growth and terminal value scenarios. These ranges of discount rates, growth alternatives, and terminal values were chosen based upon what Baxter Fentriss, in its judgment, considered to be appropriate taking into account, among other things, the Company's past and current performance, the general level of inflation, rates of return for fixed income and equity securities in the marketplace generally and for companies of similar risk profiles. In most of the scenarios considered, the present value of the Bancorp Common Stock was calculated at less than the value of the Daly Group offer. Thus, Baxter Fentriss' discounted cash flow analysis indicated that Bancorp shareholders would be in a better financial position by receiving the Merger Consideration rather than continuing to hold Bancorp Common Stock.

Baxter Fentriss has relied, without any independent verification, upon the accuracy and completeness of all financial and other information reviewed. Baxter Fentriss has assumed that all estimates, including those as to possible economies of scale, were reasonably prepared by management, and reflect their best current judgments. Baxter Fentriss did not make an independent appraisal of the assets or liabilities of either the Company or the Daly Group, and had not been furnished such an appraisal.

Baxter Fentriss will be paid an amount equal to 1.5% of the Merger Consideration plus reasonable out-of-pocket expenses for its services. Bancorp has agreed to indemnify Baxter Fentriss against certain liabilities, including, to the extent permitted by applicable law, certain liabilities under the federal securities laws.

THE FULL TEXT OF THE OPINION OF BAXTER FENTRISS DATED AS OF THE DATE OF THIS PROXY STATEMENT, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN BY BAXTER FENTRISS, IS ATTACHED HERETO AS APPENDIX E. SHAREHOLDERS ARE URGED TO READ THIS OPINION IN ITS ENTIRETY. BAXTER FENTRISS' OPINION IS DIRECTED ONLY TO THE CONSIDERATION TO BE RECEIVED IN THE MERGER BY THE HOLDERS OF BANCORP COMMON STOCK AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SPECIAL MEETING. THE SUMMARY OF THE OPINION OF BAXTER FENTRISS SET FORTH IN THIS PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

Closing; Effective Time of the Merger

The closing of the transactions contemplated by the Agreement shall take place at the offices of Bell, Boyd & Lloyd, legal counsel to TRP, 70 West Madison Street, Chicago, Illinois, at 10:00 a.m., local time, on the last business day of the month following the day on which the latest of the following occurs:
(i) the date of the stockholders' meeting at which the stockholders of Bancorp vote on the Agreement or (ii) the day on which the last of the conditions set forth in Article Six of the Agreement is fulfilled or waived, or at such other time and place and on such other date as Bancorp and TRP agree ("Closing").The Merger will become effective upon the filing of a certificate of merger and such other documents as are required by the Delaware General Corporation Law ("DGCL") to be filed and the agreement of merger and such other documents as are required by the California General Corporation Law ("CGCL") to be filed (the "Effective Time").

If the Closing has not occurred on or before March 31, 1997 (unless due to a delay in regulatory approval, including but not limited to the Justice Department or the FRB, in which case the Cash Consideration shall be increased by $0.07 per month for each full month which elapses between March 31, 1997 and the Closing), the Agreement shall be terminated and the Merger shall be abandoned. The right to terminate the Agreement and the right to receive additional Cash Consideration shall not be available to any party whose material breach of the Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before March 31, 1997, and in no event shall the Agreement remain in effect if the Closing has not occurred on or before June 30, 1997.

Interests of Certain Persons in the Merger

The Directors and executive officers of Bancorp (ten persons) together with their affiliates, beneficially owned a total of 331,934 shares of Bancorp Common Stock (representing 27.8% of all outstanding shares of Bancorp Common Stock) on October 31, 1996. The Directors and executive officers will receive the same consideration for their shares, including any shares which they may acquire prior to the Effective Time pursuant to the exercise of stock options, as the other shareholders of Bancorp. See "-Stock Options" discussed below. Certain members of Bancorp's management have certain interests in the Merger that are in addition to their interests as shareholders of Bancorp generally. The Board of Directors was aware of these interests and considered them, among other matters, in approving the Agreement and the transactions contemplated thereby.

Employment Agreements. Neither the Bank nor the Company has employment agreements with its executive officers. However as a condition to the Agreement, TRP has represented and warranted that it will enter into employment agreements with Eddy S.F. Chan, the Bank's Chairman, Chief Executive Officer and President, and Chief Executive Officer and President of Bancorp, and with John K. Wong, Executive Vice President of the Bank and a Director of Bancorp prior to the Effective Time of the Merger. Negotiation of these agreements had not been completed at the time of preparation of the Proxy Statement; however, the parties anticipate that such agreements will be for a period of years and contain a compensation package at a level comparable to the employees' existing compensation, including salary, stock options and other benefits.

Stock options. Certain key employees of Bancorp and the Bank have been granted options to purchase shares of Bancorp Common Stock under the Bancorp 1984 Employee Stock Option Plan, as amended. In addition, each of the Directors of Bancorp has been granted an option or options under the Non Qualified Stock Option Plan. The aggregate number of shares of Bancorp purchasable upon exercise of such options is 103,750 shares of Common Stock. The Agreement provides that, in consideration of the cancellation of such options, each holder of an outstanding option (whether or not then exercisable) will receive in settlement thereof, a cash payment from the Surviving Corporation in an amount equal to the product of (i) the excess of the Cash Consideration over the per share exercise price of such option and (ii) the total number of shares of Company Common Stock which the Option Holder is entitled to purchase under such option (the "Number of Options"); whereupon such options to purchase shares shall be canceled. The Option Holders shall also be entitled to receive a pro rata share of any amount payable pursuant to the terms of the Escrow Agreement.

The following table sets forth the number of shares subject to options held by each Director and executive officer of Bancorp and the Bank and the aggregate value to be received by all option holders upon cancellation.

                                                    # shares          aggregate
                                                  subject to       cancellation
Name                  Title                          options    amount ($8.00)*

Eddy S.F. Chan        President, CEO and Director,
                      Bancorp                         24,000          $  72,125

John K. Wong          Executive Vice President, Bank
                      and Director, Bancorp           14,000          $  42,125

James A. Babcock      Director, Chairman, Bancorp      5,500          $  17,375

Frankie G. Lee        Director, Vice-Chair, Bancorp    5,500          $  17,375

John K. Lee           Director, Bancorp                5,500          $  17,375

John T. Stewart       Director, Secretary, Bancorp     5,500          $  17,375

Simon S. Teng         Director, Treasurer, Bancorp     5,500          $  17,375

Frank K.W. Wong       Director, Bancorp                5,500          $  17,375

Robert A. Hinkle      Executive Vice President, Bank   5,000          $  15,000

Bruce Nakahira        Director, Bancorp                4,500          $  13,875

G. Barney Schley      Senior Vice President, Bank      2,500          $   7,500

Kiran C. Mehta        Senior Vice President, Bank      2,500          $   7,500

Bonnie L. Hao         Senior Vice President, Bank      2,500          $   7,500

Crystal Z. Hundahl    Vice President, Bank             2,500          $   7,500

Dennis B. Jang        Vice President, CFO, Bank and
                      Bancorp                          2,500          $   7,500

Daniel Y. Lee         Director, Bank                     750          $   2,625

                                                      93,750          $ 287,500

Directors and Executive Officers of Bancorp as a
group:
10 persons                                            78,000

Other officers and employees of Bancorp and the
Bank as a group**:
8 persons                                             25,750

Total:
18 persons                                           103,750

*	 Does not include additional consideration that may be received from the
   Escrow Fund.
**	Includes Directors Emeritus.

Certain Federal Income Tax Consequences

The following discussion of material federal income tax consequences of the Merger to certain holders of Bancorp Common Stock is based on present law and does not purport to be a complete analysis of all tax consequences that may be relevant to any particular shareholder. The state, local, foreign, estate and alternative minimum tax consequences to shareholders of Bancorp are not discussed. Certain holders (including, but not limited to, insurance companies, tax exempt organizations, financial institutions, securities dealers, broker dealers, employee shareholders, foreign corporations, persons who are not citizens or residents of the United States and persons who acquired shares of Bancorp Common Stock as part of a straddle or conversion transaction) may be subject to special rules not discussed below. The discussion assumes that each shareholder holds shares of Bancorp Common Stock as a capital asset. However, certain shareholders who are employees or Directors may not be entitled to treat certain of the shares which they may have acquired from Bancorp as capital assets and may be required to report any gain on the sale of the shares as taxable compensation from Bancorp. The discussion is based on laws, regulations, rulings, practice and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) by legislation, administrative action or judicial decision.

The receipt of the Merger Consideration for Bancorp Common Stock pursuant to the Merger or, in the case of any dissenting shareholder, pursuant to any appraisal proceedings, if written demands for payment of fair market value are made therefor by record holders thereof (see "DISSENTERS' APPRAISAL RIGHTS"), will be treated as a sale or exchange of those shares for federal income tax purposes. A holder of Bancorp Common Stock (and if dissenters' rights exist following the meeting, including a dissenting shareholder) will recognize a gain or loss for federal income tax purposes generally in an amount equal to the difference, if any, between (a) the Merger Consideration, consisting of the cash received plus the fair market value of the shareholder's pro rata share of the Escrow Fund distributions, if any, and (b) the adjusted tax basis of his, her or its shares of Bancorp Common Stock surrendered (except, in the case of dissenting shareholders, if any, for any amount constituting interest, which will be taxable as ordinary income). Except for gain attributable to certain shares owned by employees or Directors of Bancorp, as described above, gain or loss on the sale of the shares will be long term capital gain or loss if the shares of Bancorp Common Stock have been held by the shareholder for one year or more and were capital assets in the hands of the shareholder.

The receipt of the Merger Consideration by a shareholder of Bancorp may not be reported as an installment sale since the Bancorp Common Stock is considered to be traded on an "established securities market" and is thus not eligible for such tax reporting method. Instead, the shareholder may report the receipt of Merger Consideration, for the taxable year encompassing the Effective Time, either by (a) determining the fair market value of the pro rata share of the expected Escrow Fund distributions and adding it to the Cash Consideration or (b) only reporting the Cash Consideration by determining that the Escrow Fund distributions are so contingent and speculative so as to make it impossible to value them, and thus qualifying for the "open transaction" doctrine under Burnet v. Logan, 283 U.S. 404 (1931).

If the shareholder reports the Merger Consideration under the former method (valuing the expected Escrow Fund distributions) to the extent that the actual distributions from the Escrow Fund differ from their estimated value, the shareholder will be required to report a loss or a gain in future year(s) depending on whether the actual amounts were less than, or in excess of, their original estimated value. If the shareholder reports the receipt of Merger Consideration under the "open transaction" method, the Cash Consideration received at the Effective Time would be reported, reduced by the total adjusted tax basis in the stock surrendered. The amounts that thereafter may be received from the Escrow Fund distributions are reportable, under the "open transaction" method, when received in subsequent year(s). It is possible that the Internal Revenue Service ("Service") may not agree that the "open transaction" method is available and assess penalties and interest, plus additional taxes for the year of receipt of the Merger Consideration. Accordingly, any shareholder contemplating the use of the "open transaction" method of reporting to the Service should consult with his, her or its tax advisor in order to determine which tax reporting method to use.

It is also possible that the Service may attempt to recharacterize the $0.07 per month additional amount to be added to the Cash Consideration if the Closing has not occurred by March 31, 1997, as an item of interest income and thus not subject to the potentially smaller long-term capital gain rates. If so recharacterized, the shareholder will potentially incur a greater tax than if characterized as part of the Cash Consideration for the shares.

The Escrow Fund may earn taxable income while held by the Escrow Agent and prior to distributions, if any, to the shareholders. Such income, net of expenses and investment losses, will be taxable to the Escrow Fund and not to the shareholders. The shareholders may only be taxed on the Escrow Fund distributions, if any, as explained above.

The cash payments due the holders of Bancorp Common Stock upon the exchange of such Bancorp Common Stock pursuant to the Merger (other than certain exempt persons or entities) will be subject to "backup withholding" for federal income tax purposes unless certain requirements are met. Under federal law, the third party Exchange Agent must withhold 31% of the cash payments to holders of Bancorp Common Stock to whom backup withholding applies, and the federal income tax liability of such persons will be reduced by the amount so withheld.

To avoid backup withholding, a holder of Bancorp Common Stock must provide the third party Exchange Agent with his or her taxpayer identification number and complete a form in which he or she certifies that he or she has not been notified by the Internal Revenue Service that he or she is subject to backup withholding as a result of a failure to report interest and dividends. The taxpayer identification number of an individual is his or her Social Security number. It is expected that each shareholder will be requested by the Exchange Agent, at the appropriate time to complete the necessary form.

No ruling has been or will be requested from the Internal Revenue Service as to any of the tax effects to Bancorp's shareholders of the transactions discussed in this Proxy Statement, and no opinion of counsel has been or will be rendered to Bancorp's shareholders with respect to any of the tax effects of the Merger to shareholders.

THE TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER; THEREFORE, EACH SHAREHOLDER IS URGED TO CONSULT HIS OR HER TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER, INCLUDING THOSE RELATING TO STATE AND/OR LOCAL TAXES.

Surrender of Stock Certificates

At the Effective Time, TRP will deposit in trust with a bank or trust company designated by it (the "Exchange Agent") cash in an aggregate amount equal to the product of (i) the number of shares of Company Common Stock issued and outstanding at the Effective Time (excluding such shares owned beneficially or of record by TRP, shares held by any subsidiary of the Company and shares which are Dissenting Shares [as defined herein]), and (ii) the Cash Consideration (such amount being herein defined as the "Exchange Fund").

As soon as practicable after the Effective Time, TRP shall deposit in trust in the Exchange Fund in cash such further aggregate amount equal to the product of (i) the number of shares of Company Common Stock as to which the holders thereof forfeited the right to demand purchase pursuant to the exercise of their dissenters' rights and (ii) the Cash Consideration. The Exchange Agent shall, pursuant to irrevocable instructions, make the Cash Consideration payments provided under the Agreement out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

In addition, at the Effective Time, TRP shall deposit in trust with the Escrow Agent (as defined in the Escrow Agreement) cash in an amount equal to $740,626, less the amount by which the escrow deposit may be reduced pursuant to the provisions of the Escrow Agreement (the "Escrow Reduction Amount"). The $740,626 less the Escrow Reduction Amount (the "Escrow Fund") shall be divided into two separate funds pursuant to the Escrow Agreement. The Bank, as escrow agent, will administer the Escrow Fund and release, in cash, portions of the Escrow Fund promptly as such amounts become payable pursuant to the terms of the Escrow Agreement.

Promptly after the Effective Time, the Exchange Agent shall mail to each record holder as of the Effective Time (other than TRP and any subsidiary of the Company), of an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of Company Common Stock (the "Certificates") a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates for payment therefor.

Upon surrender by such record holder to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed, the holder of the Certificate (the "Former Stockholder") shall be entitled to receive in exchange therefor cash in an amount equal to the product of (i) the number of shares of Company Common Stock represented by such Certificate and (ii) the Cash Consideration, and such Certificate shall forthwith be canceled. No interest will be paid or accrued on the cash payable on surrender of the Certificates. Former Stockholders will also be entitled to receive any amounts payable pursuant to the terms of the Escrow Agreement.

SHAREHOLDERS OF BANCORP ARE REQUESTED NOT TO SURRENDER THEIR CERTIFICATE(S) FOR EXCHANGE UNTIL THEY HAVE RECEIVED SUCH INSTRUCTIONS AND LETTER OF TRANSMITTAL AND HAVE COMPLETED THE TRANSMITTAL MATERIALS ACCORDINGLY.

If payment is to be made to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payments shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder, or such person shall establish to the satisfaction of the Surviving Corporation that such tax has been paid or is inapplicable.

Until surrender in accordance with the foregoing, each Certificate (other than Certificates representing shares owned beneficially or of record by TRP, Certificates representing shares held by any subsidiary of Bancorp and Certificates representing Dissenting Shares) shall represent, for all purposes, the right to receive the Merger Consideration in cash multiplied by the number of shares evidenced by such Certificate, without interest.

From and after the Effective Time, there will be no transfers on the stock transfer records of Bancorp of shares of Bancorp Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, a certificate representing such shares is presented to TRP, the certificate shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof in accordance with the procedures set forth in the Agreement.

In the event that a Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate, the Surviving Corporation will pay or cause to be paid in exchange therefor, the Merger Consideration deliverable with respect thereof. In connection therewith, the Board of Directors of the Surviving Corporation may require the owner to give the Surviving Corporation a bond in such sum as it may direct in indemnity against any claim that may be made against the Surviving Corporation with respect thereto.

Any portion of the aggregate Merger Consideration or the proceeds of any investments thereof that remain unclaimed by the shareholders of Bancorp for 18 months after the Effective Time shall be repaid by the Exchange Agent to the Surviving Corporation. Any shareholders of Bancorp who have not theretofore complied with the procedures regarding payment for shares in accordance with the Agreement shall thereafter, subject to applicable escheat and other laws, look only to the Surviving Corporation for payment of the Merger Consideration deliverable in respect of each share of Bancorp Common Stock such shareholder holds as determined pursuant to the Agreement without any interest thereon.

Regulatory Approvals

The Merger is subject to approval by the Federal Reserve Board under Sections 3 and 4 of the BHC Act. As a new bank holding company, TRP is subject to regulation under the BHC Act. The Merger cannot proceed in the absence of the requisite regulatory approvals. There can be no assurance that such requisite regulatory approvals will be obtained, and, if obtained, there can be no assurance as to the date of such approvals.

Regulations under the BHC Act provide that actions processed by the local Federal Reserve Bank will normally be acted upon within a thirty calendar day period after the application has been accepted as informationally complete, although the applicable Federal Reserve Bank may at any time determine to refer the application to the Federal Reserve Board, in which case the processing of the application could be extended an additional thirty days or longer. Assuming Federal Reserve Board approval, the Merger may not be consummated until thirty days after such approval, during which time the Department of Justice may challenge the Merger on antitrust grounds. With the approval of the Federal Reserve Board and Department of Justice, the waiting period may be reduced to no less than 15 days.

In reviewing TRP's application in connection with the Merger under applicable provisions of the BHC Act, the Federal Reserve Board will consider the financial and managerial resources of TRP, the Company and Bank and the convenience and needs of the communities to be served. As part of, or in addition to, consideration of the above factors it is anticipated the Federal Reserve Board will consider the overall capital structure and leverage of TRP, the Company and the Bank, and any special dividends that the Bank may pay upon Closing to finance a portion of the Merger Consideration. See "BUSINESS OF THE PARTIES TO THE MERGER - TRP." The Federal Reserve Board in examining the future prospects of TRP, the Company, and the Bank has the authority to deny an application if it concludes the combined organization would have inadequate regulatory capital.

The Federal Reserve Board will furnish notice and a copy of the application for approval of the Merger to the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. These agencies have thirty days to submit their views and recommendations to the Federal Reserve Board. Furthermore, the BHC Act and Federal Reserve Board Regulations require publication of, and the opportunity for public comment on, the application submitted by TRP. Any such comments provided by third parties could prolong the period during which the application is subject to review by the Federal Reserve Board.

TRP's right to exercise its option under the Option Agreement is also subject to the prior approval of the Federal Reserve Board to the extent that the exercise of the option under the Option Agreement would result in TRP owning more than 5 percent of the outstanding shares of Common Stock. In considering whether to approve TRP's right to exercise it option, including its right to purchase more than 5 percent of the outstanding shares of Common Stock, the Federal Reserve Board would generally apply the same statutory criteria it would apply to its consideration of approval of the Merger.

The Company and TRP are not aware of any other governmental approvals or actions that are required for approval of the Merger. Should any such approvals or actions be required, it is currently contemplated that such approvals or actions would be sought, but there can be no assurance that such other approvals, if any, would be received. Should the Merger not be consummated, Bancorp and the Bank will continue as separate going concerns. Assuming shareholder approval, it is anticipated that the Merger will be consummated on or about February 28, 1997.

The Agreement provides that either party may terminate the Agreement if the Merger has not been consummated by March 31, 1997, unless, due to a delay in regulatory approval, in which case the Cash Consideration shall be increased. In no event shall the Agreement remain in effect if the Closing has not occurred on or before June 30, 1997. See "THE MERGER-Termination of the Agreement."

Closing Conditions to the Merger

Consummation of the Merger is subject to various specific conditions in the Agreement. While it is anticipated that all such conditions will be satisfied or (when permissible) be waived, there can be no such assurance.

Conditions to Each Party's Obligations. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver prior to the Effective Time of the following conditions: (i) the Agreement and the transactions contemplated thereby shall have been approved by vote of the holders of at least a majority of the outstanding shares of Common Stock of Bancorp in accordance with applicable law; (ii) all necessary regulatory approvals, consents and waivers required to consummate the transactions contemplated by the Agreement shall have been obtained and all statutory waiting periods in respect thereof shall have expired; (iii) Baxter Fentriss shall have rendered its written opinion to the Company that the Merger Consideration is fair to the Stockholders of the Company (other than those persons owning, or holding a right to acquire TRP shares immediately prior to or immediately after the Effective Time) from a financial point of view; (iv) neither TRP, the Company nor the Bank shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger; and the Closing shall take place on or before March 31, 1997.

Conditions to the Obligations of TRP. The obligations of TRP to effect the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of the following conditions:

(i)	each of the agreements, covenants and obligations of the Company required to be performed by it prior to the Closing pursuant to the terms of the Agreement shall have been duly performed and complied with in all material respects, and the representations and warranties of the Company in the Agreement shall be true and correct in all material respects as of the date of the Agreement and as of the Effective Time as though made at and as of the Effective Time (except as to any representation or warranty which specifically relates to an earlier date) and TRP shall have received a certificate to that effect signed by the president and senior financial officer of the Company;

(ii)	there shall not have occurred after the date of the Agreement, any
Material Adverse Change (as defined herein) in the business, operations, properties, prospects, condition, assets, liabilities or reserves of the Company and the Bank taken as a whole or of the Bank taken individually;

(iii) all action required to be taken by or on the part of the Company to authorize execution, delivery and performance of the Agreement by the Company and the consummation by the Company of the transactions contemplated thereby shall have been duly and validly taken by the Board of Directors of the Company and the Stockholders of the Company, and TRP shall have received certified copies of the resolutions evidencing such authorization;

(iv)	any and all permits, consents, waivers, clearances, approvals and authorizations of all third parties and governmental bodies required to be obtained by the Company or the Bank shall have been obtained by the Company and the Bank which are necessary in connection with the consummation of the Merger and the other transactions contemplated thereby. None of such approvals shall contain any term or condition which would materially impair the value of the Company and the Bank taken as a whole or of the Bank individually;

(v)	TRP shall have received an opinion, dated as to the Closing in form satisfactory to TRP from Nossaman, Guthner, Knox & Elliott, LLP, counsel to the Company;

(vi) stockholders of Dissenting Shares shall hold no more than 10% of the outstanding shares of the Company;

(vii) TRP shall have received written resignations of each of the Company's and Bank's Directors and the written resignation of each of the Company's officers, effective as of the Closing;

(viii) TRP shall have received current Phase I and Phase II environmental assessments of the properties of the Company and the Bank satisfactory to it in its sole discretion;

(ix)	the Directors of the Company shall have executed the Voting Agreement substantially in the form of Exhibit D to the Agreement;

(x)	the Company shall have delivered an option agreement (the "Option
Agreement") substantially in the form of Exhibit E to the Agreement;

(xi) the Company shall have delivered to TRP audited financial statements as of and for the year ended December 31, 1996, which financial statements (a) will be prepared in accordance with generally accepted accounting principles consistently applied, (b) fairly reflect the Company's consolidated financial position as of such date, and the consolidated results of operations and cash flows, for the period then ended;

(xii) the Company shall have delivered to TRP surveys and a satisfactory title policy insuring title to all real property;

(xiii) the Company shall have delivered a list, certified by the Secretary of the Company, of loans which have been collected and have been recovered pursuant to the Escrow Agreement;

(xiv) the Company shall have received a Fairness Opinion of Baxter Fentriss that the terms of the Merger are fair to the stockholders of the Company from a financial point of view.

As defined in the Agreement, "Material Adverse Change" or "Material Adverse Effect" means any change in or effect on the business, operations, prospects, properties, assets, or liabilities of the Company and the Bank taken as a whole or the Bank taken individually on one hand, or TRP or the other hand, that would be materially adverse to the business, operations, properties, prospects, condition (financial or otherwise), assets or liabilities of the Company and the Bank taken as a whole or of the Bank taken individually on one hand, or TRP on the other hand, respectively.

Conditions to the Obligations of Bancorp. The obligations of Bancorp to effect the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of the following additional conditions:

(i)	each of the agreements, covenants and obligations of TRP required to be performed by it prior to the Closing shall have been duly performed and complied with in all material respects, and the representations, warranties and covenants of TRP contained in the Agreement shall be true and correct (subject to an exception generally for any condition, event, change or occurrence that would not have a Material Adverse Effect on Bancorp) as of the date of the Agreement and as of the Effective Time (as though made at and as of the Effective Time except as to any representation or warranty which specifically relates to an earlier date) and the Company shall have received a certificate to that effect signed by the president and chief financial officer of TRP;

(ii)	there shall not have occurred after the date of the Agreement any
Material Adverse Change in the business, operations, properties, prospects, condition (financial or otherwise), assets, liabilities or reserves of TRP;

(iii) all action required to be taken by, or on the part of, TRP to authorize the execution, delivery and performance of the Agreement by TRP and the consummation by it of the transactions contemplated thereby, shall have been duly and validly taken by the Board of Directors of TRP and the Company shall have received certified copies of the resolutions evidencing such authorizations;

(iv)	any and all permits, consents, waivers, clearances, approvals and authorizations of all third parties and governmental bodies required to be obtained by TRP shall have been obtained which are necessary in connection with the consummation of the Merger and the other transactions contemplated thereby;

(v)	the Company shall have received an opinion of Bell, Boyd & Lloyd, as counsel to TRP, in form satisfactory to the Company dated the date of the Closing;

(vi)	the Company shall have received the Fairness Opinion.

Representations and Warranties.

Bancorp, on the one hand, and TRP, on the other hand, have made certain representations and warranties to each other in the Agreement.

Representations and Warranties of the Company

Pursuant to the Agreement, the Company has made representations and warranties as to, among other things, the organization and good standing of Bancorp and the Bank, the authorization to own properties and carry on their business; the authorization of the Company to execute and deliver and to perform its obligations under the Agreement, and potential conflicts with other agreements and obligations; the capitalization of the Company, the number of outstanding shares of the Company, and any agreements or other commitments to issue additional shares by way of option or otherwise; the ownership of any subsidiaries of the Company, including the Bank; the existence and status of consents and approvals required to consummate the transactions contemplated by the Agreement; the delivery of financial statements and the status thereof.

In addition, the Company has made representations and warranties as to the agreement to deliver copies of proxy statements and other reports filed with regulators and the accuracy and completeness of such reports; the accuracy and completeness of the Proxy Statement; the absence of undisclosed liabilities of the Company and the Bank; the absence of certain changes from August 31, 1996 to the Closing; the maintenance of and any claims against certain fidelity bonds, Directors' and officers' liability insurance and general liability insurance; the existence and terms of agreements and memoranda of understanding with the Company's and the Bank's regulators; the promptness and accuracy of reports filed by the Company and the Bank with their respective regulators; the obtaining and the terms of the Fairness Opinion; the existence and status of litigation or administrative proceedings involving or threatened against the Company or the Bank which may reasonably have a Material Adverse Effect; the status of title to all properties and other assets of the Company and the Bank and the existence of liens or other encumbrances against such properties and assets; the effect of the transactions contemplated by the Agreement on the Articles of Incorporation or Association and Bylaws of the Company and the Bank and on any contracts, instruments, mortgages, notes, security agreements, leases, agreements or other understandings.

The Company has also made representations and warranties as to the existence and status of employee benefit plans of the Company and the Bank; the existence and status of tax returns filed by the Company and of tax liens against the Company; the existence and status of any actions, claims, demands, liability, investigation, notice or other pending or threatened action arising from or related to federal, state or local environmental, health or safety laws or regulations with respect to properties owned by the Company or the Bank; compliance with applicable laws and regulations; the existence and status of any labor difficulties; the status of transactions with affiliates of the Company and the Bank; the status of the Bank's loan portfolio; the status of the Company as a reporting company pursuant to Section 15(d) of the Securities Exchange Act of 1934; and the accuracy and completeness of the disclosures made by the Company to TRP in connection with the transactions contemplated by the Agreement.

Representations and Warranties of TRP

Pursuant to the Agreement, TRP has made representations and warranties as to, among other things, the organization and good standing of TRP, and the authorization to own properties and carry on its business; the authorization to execute and deliver and to perform its obligations under the Agreement, and potential conflicts with other agreements and obligations; the existence and status of consents and approvals required to consummate the transactions contemplated by the Agreement; the accuracy and completeness of information provided by TRP to be included in this Proxy Statement; its commitment to enter into employment agreements with Eddy S.F. Chan and John K. Wong prior to the Effective Time; and the accuracy and completeness of the disclosures made to the Company by TRP in connection with the transactions contemplated by the Agreement.

The representations and warranties of the parties generally are subject to an exception for any condition, event, change or occurrence that would not have a Material Adverse Effect on the party making such representation or warranty. The representations and warranties of the parties do not survive beyond the Effective Time if the Merger is consummated unless otherwise stated, and, if the Agreement is terminated without consummation of the Merger, there will be no liability on the part of any party or its respective officers or Directors, provided, however, that such termination may give rise to liquidated damages ("Liquidated Damages") as discussed herein. See "THE MERGER - Liquidated Damages."

Business Pending Consummation

Pursuant to the Agreement, Bancorp has agreed that during the period from the date of the Agreement to the Effective Time (except as expressly provided in the Agreement or as disclosed to TRP pursuant to the Agreement or as agreed to by TRP), Bancorp shall and shall cause the Bank to conduct its business and maintain its books and records in the usual, regular and ordinary course consistent with past practice, use its reasonable efforts to maintain and preserve intact its business organization, assets, prospects, and advantageous business relationships, keep available the services of its officers and employees and maintain satisfactory relationships with suppliers, contractors, customers and others having business relationships with the Company or the Bank.

In addition, pursuant to the Agreement, during the period from the date of the Agreement to the Effective Time (except as otherwise specifically provided in the Agreement or the Option Agreement or as disclosed to TRP pursuant to the Agreement), Bancorp has agreed that it shall not, and shall not permit the Bank to, without the prior written consent of TRP, take certain actions, including the following:

(i)	split, combine or reclassify any share of its capital stock, declare, pay or set aside for payment any dividend or other distribution in respect of its capital stock or redeem, purchase or otherwise acquire any shares of its capital stock;

(ii)	authorize for issuance, issue, sell, pledge, dispose of or encumber, deliver, or agree or commit to do any of the foregoing with respect to any stock of any class of the Company or the Bank or any securities convertible or exchangeable for such stock, other than shares issuable upon exercise of currently outstanding options of the Company exercisable for up to 103,750 shares;

(iii) take any action to cause the shares of the Company to cease to be quoted on the NASDAQ Bulletin Board, or fail to promptly notify TRP as to any notification received by the Company to the effect that action has been or is intended to be taken to terminate authorization for quotation;

(iv)	incur any liability or obligation or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual or entity other than in the usual course of business, or issue any debt securities or change any assumption underlying, or method of calculation of any bad debt, contingency or other reserve, except as required by generally accepted accounting principles or applicable law;

(v)	adopt or amend any bonus, profit sharing, compensation, stock option, pension, retirement or similar employee benefit plan, or grant or become obligated to grant any increase in compensation, except for increases in the ordinary course of business consistent with past practices, or make any change in any such plan or other employee benefit or welfare arrangement, or enter into any similar arrangement;

(vi)	acquire by merger or other means, any corporation, partnership or other business organization or division thereof, or acquire any equity interest in any such business organization, except for such interests acquired in a fiduciary capacity or in the ordinary course of business consistent with past practice;

(vii) except as required to consummate the Merger, pay, discharge or satisfy any claim or liability, other than in the ordinary course of business and consistent with past practices, of liabilities reflected or reserved against on the balance sheet included in interim financial statements or incurred in the ordinary course of business and consistent with past practices since the date thereof;

(viii) except as contemplated by the Agreement, amend the Articles of Incorporation of Bylaws of the Company;

(ix)	make any capital expenditure other than in the ordinary course of business and consistent with past practices except for capital expenditures which do not individually exceed $25,000;

(x)	waive, release, terminate, grant or transfer any material rights arising under any material credit agreement or lease or take any such action with respect to any right of material value or modify or change in any material respect any other existing material license, contract or document, or enter into a material contract or agreement other than in the usual course of business and consistent with past practice;

(xi)	allow any material insurance policy to be canceled or terminated except in the ordinary course;

(xii) make any change in accounting principle, methods or practices except as may be required by generally accepted accounting principles or applicable law;

(xiii) agree to take or omit to take any of the foregoing actions or any action which would make any representation or warranty undertaken by the Company untrue or incorrect in any material respect;

(xiv) make or commit to make, any loan or extension of credit in excess of $250,000 except for renewal loans to existing borrowers, and home equity loans made in accordance with the Company's published standards. No extensions may be granted to classified borrowers other than renewals not to exceed six months in connection with workouts conducted in the ordinary course of business and approved by TRP;

(xv) declare or pay any dividend or make any other distribution in respect of the Company's Common Stock;

(xvi) make any borrowing for more than one year, other than certificates of deposit and other time deposits maintained at the Company by customers of the Company, consistent with past practice;

(xvii) lower the loan loss reserve of the Bank below 1%; or

(xviii) sell, discount or otherwise dispose of any loan (excluding loans listed on Exhibit B to the Escrow Agreement, but including loans listed on Exhibit C to the Escrow Agreement) for an amount less than the outstanding balance on the books of the Bank as of the date of such sale, discount, settlement or disposal.

Waiver and Amendment

Prior to the Effective Time, any condition of the Agreement (to the extent allowed by law) may be waived by the party benefited by the provision or may be amended or modified (including the structure of the transaction) by an agreement in writing approved by the Boards of Directors of TRP and Bancorp; except that, after the vote by the shareholders of Bancorp, no amendments may be made that reduce the amount of the Merger Consideration or which adversely effect the Company's stockholders (other than one which eliminates any or all of the Escrow Fund, prior to closing, in exchange for an increase in the Cash Consideration, to the extent permitted by law) without approval of such shareholders.

No Solicitation of Alternative Transactions

Bancorp has agreed that neither it nor the Bank nor any of their respective officers and Directors shall, (and Bancorp will direct and use its best efforts to cause its employees, agents and representatives not to), directly or indirectly, initiate, solicit, or encourage, subject to fiduciary duties, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of Bancorp) with respect to a merger, consolidation or similar transaction involving, or any purchase of all or any substantial portion of the assets, deposits or 10% or more of any equity securities of, Bancorp or the Bank (any such proposal or offer being an "Acquisition Proposal").

However, Bancorp may engage in any negotiations concerning, or provide any confidential information or data to, or have discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal, if Bancorp's Board of Directors, after consultation with, and based on the written advice of its counsel with respect to an unsolicited offer from a third party, determines in the exercise of its fiduciary duties that such discussions, negotiations or actions are legally required. Bancorp has agreed to notify TRP immediately if any such inquiries, proposals or offers are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with Bancorp or the Bank.

Liquidated Damages

The Agreement provides that if it is not consummated for specified reasons, the party terminating the Agreement shall be entitled to liquidated damages in a fixed amount, which shall be the limit of liability for the other party under the Agreement.

Liquidated Damages Payable to TRP

In the event that the Merger is not consummated for one of the following reasons and TRP has not failed in any material respect to perform its obligations under the Agreement, the Company will pay TRP the sum of $250,000:
(i) there has been a breach by the Company of any material representation, warranty or covenant; (ii) any person or "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"), other than TRP, becomes the beneficial owner of more than 20% of the shares of Company Common Stock; (iii) the Company withdraws, modifies or amends in any respect adverse to TRP its recommendation of the Merger or fails to reconfirm its recommendation of the Merger within a reasonable time after formal request; or (iv) the Board of Directors of the Company or the Bank resolves to take any action than would result in any of the foregoing; and such event occurs on or prior to the date of termination.

In the event that the Merger is not consummated and one of the following events occurs within four (4) months thereafter and TRP has not failed in any material extent to perform its obligations under the Agreement, the Company shall pay to TRP the sum of $250,000: (i) the Company or the Bank enters into an agreement or plan of merger, consolidation, reorganization, exchange, recapitalization or other similar agreement or plan, including an agreement in principal or letter of intent, other than with TRP; (ii) the Company or the Bank enters into one or more agreements or plans which, individually or in the aggregate would result in the sale of more than 25% of its total assets or earning power; or (iii) the Board of Directors of the Company or the Bank resolves to take any action that would result in any of the foregoing.

Liquidated Damages Payable to Bancorp

In the event that the Merger is not consummated because there is a breach by TRP of any material representation, warranty or covenant contained in the Agreement on or prior to the date of termination and Company has not failed to any material extent to perform its obligations under the Agreement, TRP shall pay the Company the sum of $150,000. Payment of such liquidated damages has been personally guaranteed by Mr. Daly.

Manner of Payment

The party owing liquidated damages shall make the payment to the other party in immediately available funds within 30 days following the date on which the other party notifies the party owing liquidated damages that the event has occurred. No payment shall be due if the Agreement is terminated by mutual consent, if the Merger is prevented by court or administrative action or if the Closing has not taken place by March 31, 1997 (unless extended as provided in the Agreement to a date not later than June 30, 1997, in which case, in the event that the Closing has not occurred by such date, no liquidated damages shall be payable.) The payment of liquidated damages by either party for any
of the reasons set forth above shall be a one time event, r(ix)	make any capital
expenditure other than in the ordinary course of business and consistent with past practices except for capital expenditures which do not individually exceed $25,000;

(x)	waive, release, terminate, grant or transfer any material rights arising date of the Agreement to the Closing, the Company will give TRP access to the properties and books and records of the Company and the Bank and will allow TRP and its authorized representatives to make such investigations and inspections as it may require, provided that the representations and warranties made by the Company shall not be deemed waived by such investigations. Information provided is to be kept confidential by TRP and shall be used only in connection with the transactions contemplated by the Agreement.

Restructure of the Transaction

If necessary to expedite or facilitate the Closing and any other transactions contemplated in connection therewith, the parties have agreed that they will take or perform such additional reasonably necessary or advisable steps to restructure the transaction, provide that such restructuring will not result in any change in the Merger Consideration or alter the tax treatment of the transactions contemplated hereunder or otherwise materially adversely effect the rights and obligations of any party.

Termination of the Agreement

The Agreement sets forth the circumstances under which both or one or other of the parties may terminate.

The Agreement may be terminated, and the Merger abandoned, prior to the Effective Time either before or after its approval by the shareholders of Bancorp and TRP:

(i) by the mutual consent of the Boards of Directors of Bancorp and TRP;

(ii) by TRP if (a) the Company shall have withdrawn or modified in a manner adverse to TRP, its approval or recommendation of the Agreement or the Merger, the Company's Board of Directors shall have formally resolved to do any of the foregoing, or, upon a written request to reaffirm the Company's approval or recommendation of the Agreement or the Merger, the Board fails or refuses to do so within two (2) days of the request; or (b) if the Company fails to perform in any material respect any of its material obligations under the Agreement and such failure has not been remedied within three days after receipt of notice specifying the nature of the breach and requesting that it be remedied;

(iii) by the Company if TRP fails to perform in any material respect any of its material obligations under the Agreement and such failure shall not have been remedied within three business days after receipt by TRP of notice in writing from the Company specifying the nature of the breach and requesting that it be remedied;

(iv) by either the Company or TRP: (a) if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission has issued an order, decree or ruling or taken any other action in each case permanently restraining, enjoining, or otherwise prohibiting the transactions contemplated by the Agreement, and such order, decree, ruling or other action has become final and nonappealable; (b) if the Closing has not occurred on or before March 31, 1997 unless due to a delay in regulatory approval, in which case the Cash Consideration shall be increased by $0.07 per month for each full month which elapses between March 31, 1997 and the Closing; provided that the right to terminate the Agreement and the right to receive additional Cash Consideration shall not be available to any party whose material breach of the Agreement was the cause of, or resulted in, the failure of the Merger to occur on or before March 31, 1997, and provided further, that in no event shall the Agreement remain in effect if the Closing has not occurred on or before June 30, 1997; or (c) if the Company's stockholders fail to approve the Merger by the affirmative vote of a majority of the outstanding shares of Company Common Stock at the meeting held for that purpose.

THE ESCROW AGREEMENT

This is a summary of the provisions of the Escrow Agreement dated October 18, 1996 between Bancorp, TRP and Trans Pacific National Bank (the "Escrow Agent" or "Bank" herein), which governs the manner in which the Escrow Consideration (as hereinafter defined) shall be held, invested and, if applicable, distributed to shareholders and option holders (referred to herein as "Former Stockholders" and "Option Holders" respectively) after the Closing. The description which follows is qualified in its entirety by the Escrow Agreement which is attached to this Proxy Statement as Appendix B (Exhibit C to the Agreement.)

Establishment of the Escrow Funds

At the Effective Time, TRP will deposit in trust with the Escrow Agent cash in an amount equal to the sum of $300,000 ("Fund A") and $440,626 less any and all Recoveries (as defined in the Escrow Agreement) ("Fund B"). The funds held in trust and available for the purposes described below collectively the "Escrow Funds" or the "Escrow Consideration") consist of the initial amounts in cash deposited with the Escrow Agent by TRP, plus the income earned thereon net of tax effect at an effective Federal and State tax rate of 39% (the "Tax Effect") less the amount of any payment from the Escrow Funds and any investment losses net of Tax Effect.

Recoveries shall equal the sum of the aggregate gross amount of loans collected or recovered by the Bank from July 31, 1996 to the Closing, net of Tax Effect, for those loans previously charged off on the books and records of the Bank and listed on Exhibit B to the Escrow Agreement and any principal payments, net of Tax Effect, made to the Bank, from the date of the Escrow Agreement to the Closing, on any or all loans identified on Exhibit C to the Escrow Agreement. Such Recoveries shall increase the amount of Cash Consideration received by holders of the Company's Common Stock and Options pursuant to the Agreement.

Investment and Accounting for Escrow Funds

The Escrow Agent will hold and maintain Funds A and B in its name as Escrow Agent under the Escrow Agreement. The Escrow Agent shall separately invest and reinvest Funds A and B in its sole discretion in any one or more of the following: (i) marketable obligations of or guaranteed by the United States; or (ii) a savings account in, or certificates of deposit or bankers acceptances issued by, any national bank, including the Bank. The maturity date of any investment shall not extend beyond 60 days from the date of the investment.

Events Giving Rise to Escrow Payments and Payments to TRP.

Upon the complete resolution of the status of Account No.      01-212456
carried on the books of the Bank on the date of the Agreement (the "Account"), the Escrow Agent shall pay out of Escrow Fund A to TRP or its assignee an amount equal to any judgment, settlement or award assessed against or other liability charged to the Bank relating to the Account, net of the Tax Effect, and any costs which TRP or the Bank shall have reasonably incurred in the resolution of the matter, net of Tax Effect. Upon such resolution, the Escrow Agent shall pay to the Former Stockholders and Option Holders, Fund A, less amounts paid to TRP.

Upon the running of all applicable statutes of limitations[if not previously resolved as set forth above], the Escrow Agent shall pay out of Fund A to TRP or its assignees an amount equal to any judgment, settlement or award assessed against or other liability charged to the Bank relating to the Account net of Tax Effect, and any costs which TRP or Bank has reasonably incurred in the resolution or settlement of the matter, net of Tax Effect. Upon the running of the statute of limitations, the Escrow Agent shall pay to the Former Stockholder and Option Holders, Fund A less liabilities and costs paid to TRP.

Within 30 days of the third anniversary of the Closing, the Escrow Agent shall pay out of Fund B to TRP or its assignees an amount equal to (i) gross loan chargeoffs -- in excess of the amount previously reserved as of July 31, 1996 as shown on Exhibit C to the Escrow Agreement, and those payments on associated loan guarantees actually received -- as recorded on the books and records of the Bank, during the term of Fund B, on any or all loans identified on Exhibit C to the Escrow Agreement, net of Tax Effect, less the aggregate gross amount of loans collected or recovered by the Bank, net of Tax Effect, from the Closing until the third anniversary thereof, for those loans previously charged off and listed on Exhibit B and (ii) all fees, costs and expenses incurred by TRP and the Bank relating to the collection, recovery or attempt thereof of the loans identified in Exhibit B and C, net of Tax Effect. Within 30 days after the third anniversary of the Closing, the Escrow Agent shall pay to the Former Stockholders and Option Holders, Fund B, less those amounts paid to TRP.

Illustrative examples of calculations are attached to the Escrow Agreement to assist in the payment calculation, however the language of the Escrow Agreement shall take precedence over the examples in all circumstances.

Escrow Payments to Former Stockholders and Option Holders

Escrow Payments are payable to Former Stockholders and Option Holders in the following proportions: (i) the Former Stockholders shall receive that portion determined by multiplying the Escrow Payment by a fraction the numerator of which is the number of shares of Company Common Stock Owned by all Former Stockholders ("Number of Shares") and the denominator of which is the Number of Shares plus the sum of all the Number of Options held by all the Option Holders (the "Former Stockholder Sum"); and (ii) the Option Holders shall receive that portion equal to the Escrow Payment less the Former Stockholder Sum (the "Option Holder Sum").

Upon the occurrence of an event giving rise to an Escrow Payment, the Escrow Agent shall disburse to each Former Stockholder a pro rata share of the Former Stockholders Sum determined by multiplying the Former Stockholders Sum by a fraction the numerator of which is the number of shares of Company Common Stock owned by the Former Stockholder and the denominator of which is the Number of Shares.

Upon the occurrence of an event giving rise to an Escrow Payment, the Escrow Agent shall disburse to each Option Holder a pro rata share of the Option Holders Sum determined by multiplying the Option Holders Sum by a fraction the numerator of which is the Number of Options held by the Option Holder and denominator of which is the sum of all the Number of Options held by all the Option Holders.

Periodic Reports

For so long as any of the Escrow Funds remain in effect, TRP shall, not less than annually, provide a written report to the Former Stockholders regarding the status of judgments, settlements or awards assessed against the Bank pursuant to the Account and collections, recoveries, write-offs and write downs on the loans identified in Exhibits B and C to the Escrow Agreement. The first such report shall be due within 30 days after the first anniversary of the Closing and thereafter within 30 days of any subsequent anniversary.

Each report shall be certified by the Chief Financial Officer and the Senior Loan Officer of the Bank as true and correct. At the written request of Former Stockholders who, in the aggregate, held a minimum of 20% of the outstanding shares of Company Common Stock, the cost of which shall be charged against Fund B, TRP shall retain an independent loan analyst not otherwise retained by or affiliated with TRP or the Bank to review and report to Former Stockholders on the status of the loans in Exhibits B and C. No more than one such request need be honored by TRP in a 12 month period.

Fees and Expenses, Best Efforts and Intended Beneficiaries

Fees and expenses of the Escrow Agent shall be paid by the Surviving Corporation. TRP and the Bank agree to use their best efforts, consistent with reasonable and fiscally prudent collection practices, to collect the maximum amount on loans identified in Exhibit C to the Escrow Agreement and to maximize recoveries on loans listed in Exhibit B. The Escrow Agreement specifically provides that it is intended to be for the primary benefit of the Former Stockholders and it is agreed that it may be enforced by the Former Stockholders or any one or more of them.

A copy of the Escrow Agreement and Exhibits thereto is attached hereto as Appendix B (Exhibit C to the Agreement.)

THE VOTING AGREEMENT

This is a summary of the provisions of the Voting Agreement entered into among TRP and each of the Directors of Bancorp and dated as of October 18, 1996
(the "Voting Agreement"), whereby the Directors of Bancorp have agreed to vote their shares of Common Stock of the Company in favor of the Merger and the Agreement.

Each of the Directors who has signed the Voting Agreement has agreed to vote all shares of the Company's Common Stock held by him or controlled by him in favor of the Merger and the Agreement at the meeting of shareholders of the Company called and held for the purpose of voting on the Agreement and Merger or with respect to the solicitation of written consents for such purpose.

Each of such Directors has agreed further not to vote his shares in favor of any acquisition of stock or of all or substantially all the assets of the Company by any party other than TRP prior to termination of the Agreement. Each of the Directors agrees that none of his shares will be transferred to a third party unless as a condition of such transfer, the third party agrees to execute a voting agreement in form satisfactory to TRP. Subject to the Director's fiduciary duty as a Director, at TRP's request, each Director will use his best efforts to cause a necessary meeting of stockholders of the Company to be called and held for the purpose of approving the Agreement and Merger.

The Voting Agreement will terminate on the earlier of the date of termination of the Agreement or the Effective Time. A copy of the Voting Agreement is attached hereto as Appendix C (Exhibit D to the Agreement.)

THE OPTION AGREEMENT

The following is a summary of the material provisions of the Option Agreement, entered into between Bancorp and TRP, dated October 18, 1996 (the "Option Agreement") whereby Bancorp grants an option to TRP to buy shares of Bancorp Common Stock in an amount up to 19.9% of the total outstanding shares at time of grant of the Option (the "Option"). The following summary is qualified in its entirety by reference to the Option Agreement, a copy of which is appended hereto as Appendix D. Execution of the Option Agreement was a condition to TRP's willingness to enter into the transactions contemplated by the Agreement.

Grant of Option.

Pursuant to the Option Agreement, Bancorp has granted TRP an unconditional, irrevocable option to purchase up to 229,919 fully paid and nonassessable shares of Common Stock of the Company, which number of shares equals 19.9% of the number of outstanding shares of Common Stock at the date of grant of the Option, at the price of $8.00 per share (the "Initial Price"), provided that if the Company issues or agrees to issue additional Common Stock at a price less than the Initial Price (other than any shares issued upon exercise of current options for up to 103,750 shares), such price shall be the lesser price (such price, as adjusted if applicable, is the "Option Price").

Exercise of Option

TRP may exercise the Option in whole or part at any time following the occurrence of a Purchase Event (as defined below); provided that the Option will terminate and be of no further force and effect upon the earliest to occur of the following: (i) the time immediately prior to the Effective Time;
(ii) 12 months after the first occurrence of a Purchase Event; (iii) upon the termination of the Agreement in accordance with its terms prior to a Purchase Event (other than a termination of the Agreement by TRP under certain conditions; or (iv) 12 months after the termination of the Agreement by TRP as a result of any material breach of the Agreement by Company. Each of the foregoing is an "Exercise Termination Event."

Purchase Events

Each of the following events which occurs after the date of the Option Agreement and prior to an Exercise Termination Event, and which is not a violation of the Company's Articles of Incorporation, is a Purchase Event:

(i)	the Company without TRP's prior consent, has entered into a letter of intent or definitive agreement to engage in an Acquisition Transaction (as defined below) with any person other than TRP or any of its subsidiaries or the Board of Directors of the Company has recommended that its stockholders approve or accept any Acquisition Transaction with a person (as defined in Section 3(a)9 and Section 13(d)3 of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations thereunder) other than TRP or its subsidiaries. Acquisition Transaction means a merger, consolidation or other business combination involving the Company or the Bank; a purchase, lease or other acquisition of more than 25% of the consolidated assets of the Company and the Bank, in a single transaction or series thereof; or a purchase or other acquisition of Beneficial Ownership (as defined in Regulation 13d-3(a) of the Exchange Act, except that for purposes of the Option, such term shall not include voting stock held by a reporting person meeting the requirements for filing under Schedule 13G of the Exchange Act) of securities representing 20% or more of the voting power of the Company or the Bank;

(ii)	any person (other than TRP or any subsidiary thereof) has acquired beneficial ownership of 20% or more of the outstanding shares of the Company Common Stock or the voting stock of the Bank ("Bank Stock");

(iii) any person (other than TRP or any subsidiary) has made a Bona Fide proposal to the Company, or by a public announcement or written communication that is or becomes the subject of public disclosure, to the Company's stockholders to engage in an Acquisition Transaction, or shall have made a filing under applicable law, with respect to a tender offer or exchange offer to purchase any shares of Company Common Stock such that, upon consummation of such offer, such person would have beneficial ownership of 20% or more of the then outstanding shares of Company Common Stock;

(iv)	 the meeting of the holders of Company Common Stock of the purpose of voting on the Agreement shall not have been held or shall have been canceled prior to termination of the Agreement, or Company's Board of Directors has withdrawn or modified in a manner adverse to TRP the recommendation that the stockholders approve the Agreement; or

(v)	any person (other than TRP or its subsidiaries) has filed an application or notice in draft or final form with the FRB for approval to engage in an Acquisition Transaction.

Company shall notify TRP promptly in writing of the occurrence of any Purchase Event, provided that the giving of such notice is not a condition to TRP's right to exercise the Option.

Manner of Exercise of the Option; Payment and Closing.

In the event that TRP is entitled to and wishes to exercise the Option, it shall send to the Company a written notice (the "Option Notice") the date of which is referred to herein as the "Notice Date", specifying the total number of shares it intends to purchase; the time (which shall be not less than three and not more than ten business days from the date of the Option Notice) on which the closing of the purchase shall take place (the "Option Closing Date"); such closing to take place at the principal office of the Company, provided that if prior notification or approval of any governmental authority is required (a "Notification" or "Approval"), TRP will promptly file and process the required notice or application.

In the event that any such Notification or Approval is required, the Option Closing Date shall be a date which is not less than three and not more than ten days from the date of approval and the expiration of any applicable waiting period. On or prior to the Option Closing Date, TRP shall have the right to revoke its exercise of the Option by written notice to the Company given not less than three days prior to the Option Closing Date.

At the Option Closing Date TRP shall pay the Company the aggregate purchase price for the number of shares specified in the Option Notice in immediately available funds by wire transfer to a bank account designated by the Company, provided that the failure or refusal of the Company to designate such an account shall not preclude TRP from exercising the Option.

At such closing, simultaneously with the delivery of immediately available funds, the Company shall deliver to TRP a certificate or certificates representing the number of shares of Common Stock specified in the Option Notice, and if the Option is exercised in part only, a new Option evidencing the right to purchase the balance of the shares purchasable under the Option. The certificate or certificates shall contain a legend restriction stating that the shares are subject to resale restrictions.

Upon the exercise of the Option and the tender of the purchase price of the shares in accordance with the foregoing, unless prohibited by applicable law, TRP shall be deemed to be the holder of record of the purchased shares, notwithstanding that the stock transfer books shall then be closed, or that the certificate or certificates shall not then be actually delivered.

Reservation of Shares for Issuance Upon Exercise of Option.

The Company has agreed that at all times until termination of the Option, that it shall have reserved for issuance upon exercise of the Option, sufficient shares to issue the maximum number of shares issuable upon exercise of the Option and that upon issuance in accordance with the Option Agreement, such shares shall be fully paid, non-assessable and delivered free and clear of claims, liens and encumbrances and not subject to any preemptive rights. The Company in the Option Agreement has further agreed not, by amendment to the Articles of Incorporation or through reorganization, consolidation, merger, dissolution or sale of assets, or otherwise, to avoid or seek to avoid the observation of the covenants and agreements to be performed by it under the Option Agreement, and to cooperate with TRP in the preparation and providing of information in connection with any approval required to issue the Option shares.

The Option Agreement is exchangeable by TRP for other agreements providing for Options of different denominations entitling the holder to purchase the same number of shares under the same terms and conditions as set forth in the Option Agreement. If the Option Agreement is subject to loss, theft, destruction or mutilation, upon receipt of satisfactory indemnification, the Company, upon surrender or cancellation of the Agreement, will execute and deliver a new agreement of like tenor and date.

The number of shares of Company Common Stock purchasable on exercise of the Option will be subject to adjustment in the event of any change in the Common Stock by reason of stock dividend, split-up, merger or recapitalization or similar event (other than pursuant to an exercise of the Option or pursuant to the exercise of presently outstanding options to purchase up to 103,750 shares of the Common Stock) such that the number of shares subject to the Option equals 19.9% of the number of shares of Common Stock outstanding immediately following such event. In such event, the purchase price of the shares shall also be appropriately adjusted.

Piggy-back Registration Rights.

Following the occurrence of a Purchase Event that occurs prior to an Exercise Termination Event, the Company shall notify TRP in the event that the Company is in the process of registration with respect to an underwritten public offering of Common Stock, and TRP or any permitted assignee shall have the right to have any shares issued and issuable pursuant to the Option included in the registration statement with respect to such offering, in order to permit the sale or other disposition of any shares of the Common Stock issued upon a total or partial exercise of the Option, provided that if in the good faith judgment of the managing underwriter or managing underwriters of such offering, the inclusion of the Option shares in such registration would interfere materially with the successful marketing of the shares offered by the Company, the number of Option shares otherwise covered in the registration statement may be reduced, provided, however that after any such required reduction the number of Option share to be included in such offering for the account of TRP shall constitute at least 20% of the total number of shares of TRP and the Company covered in the offering.

TRP shall provide all information reasonably requested by the Company for inclusion in the registration statement. If requested by TRP, TRP and the Company shall become parties to the underwriting agreement relating to the sale of such shares, but only to the extent of obligating themselves in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements. The expenses of any such registrations, except for underwriting discounts, brokers' fees, and commissions and fees and disbursements of TRP's counsel related thereto, shall be paid by the Company.

A copy of the Option Agreement is attached hereto as Appendix D (Exhibit E to the Agreement.)

CERTAIN EFFECTS OF THE VOTING AND OPTION AGREEMENTS

The Voting Agreement and the Option Agreement are intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Agreement. Consequently, certain aspects of these agreements may have the effect of discouraging persons who might now or prior to the Effective Time be interested in acquiring all of, or a significant interest in, Bancorp from considering or proposing such an acquisition, even if such persons were prepared to pay a higher price per share for Bancorp Common Stock than the then current market price of such shares. The acquisition of, or an interest in, Bancorp, or an agreement to do either, could cause the Option to become exercisable. The Voting Agreement makes it less likely the shareholders will reject the Agreement and the Merger in favor of another transaction, and the existence of the Option Agreement could significantly increase the cost to a potential acquirer of acquiring Bancorp compared to its cost had the Option Agreement not been entered into. Such increased cost might discourage a potential acquirer from considering or proposing an acquisition or might result in a potential acquirer proposing to pay a lower per share price to acquire Bancorp than it might otherwise have proposed to pay.

DISSENTERS' APPRAISAL RIGHTS

Under the California General Corporation Law ("CGCL"), rights are created under limited circumstances and subject to specific conditions to allow a Bancorp shareholder of record not voting in favor of the Agreement and the Merger, to seek judicial appraisal of and/or purchase by Bancorp of his or her shares at their fair market value, determined as of the day before the first public announcement of the proposed Merger (exclusive of any appreciation or depreciation in consequence of the proposed Merger), rather than accept the Merger Consideration. Such rights are known as "dissenters' appraisal rights." If any shareholder seeks to perfect dissenters' rights and demand purchase by Bancorp or judicial appraisal of his or her shares, rather than accept the Merger Consideration:

(i) the record shareholder must deliver and Bancorp or its transfer agent must have received not later than 30 days after the date on which the notice of approval of the Agreement and Merger by the outstanding shares was mailed to the shareholder (Section 1301 of the CGCL) a written demand which must state the number of shares held of record by the shareholder which the shareholder demands that Bancorp purchase and contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the public announcement by Bancorp of the proposed Merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares to Bancorp at such price (Section 1301(b) and (c)). The date of the public announcement of the proposed Merger by Bancorp was Friday, October 18, 1996.

(ii) the shareholder of record must not vote in favor of the Merger. An abstention or failure to vote will satisfy this requirement. (Section 1300(b)(2)(B)).

If any shareholder of record fails to comply exactly with either of these conditions and the Merger becomes effective, the shareholder will be entitled to receive the Merger Consideration as provided for in the Agreement but will have no dissenters' appraisal rights with respect to Bancorp shares, even if dissenters' appraisal rights are otherwise applicable.

All written demands for payment by shareholders of record under Section 1301 of the CGCL should be addressed to the Corporate Secretary, Trans Pacific Bancorp, 46 Second Street, San Francisco, California 94105, or to the transfer agent at the address below, and must be received by Bancorp or its transfer agent within 30 days after the date on which the notice of the approval of the Agreement and the Merger by the outstanding shares was mailed to the shareholder. (Section 1301(b)). If written demands are being delivered to the transfer agent, they should be addressed to ChaseMellon Shareholder Services, LLC, 50 California Street, 10th Floor, San Francisco, California 94111; attention: Joseph W. Thatcher, Jr.

To be effective, a demand for payment for Bancorp shares must be made by the record holder, fully and correctly, as the shareholder's name appears on his or her stock certificate(s) and cannot be made by the beneficial owner if he or she does not also hold the shares of record. The beneficial holder must, in such cases, have the record owner submit the required demand in respect of such shares. (Section 1300(c)).

If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for payment should be made in such capacity; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including one for two or more joint owners, may execute the demand for payment for a shareholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner.

A record owner, such as a broker, who holds shares as a nominee for others, may file a demand for payment with respect to all or a portion of the shares held for one or more beneficial owners, while not demanding payment for other beneficial owners or other shares of a beneficial owner on behalf of whom a demand for payment is made. In such case, the written demand must state the number of shares held of record as to which the demand is made and a statement of what such record holder claims to be the fair market value of those shares as of the day before the public announcement by Bancorp of the proposed Merger.

Persons who hold their shares of Bancorp Common Stock in brokerage accounts or in other nominee forms and who wish to make the demand for payment should consult with their brokers or such other nominees to determine the appropriate procedures for the making of a demand by such nominee.

Within ten (10) days after the approval of the Agreement by a majority of the outstanding Common Stock of Bancorp at the Meeting or any adjournment thereof, Bancorp must mail to each Bancorp shareholder of record a notice of the approval of the Merger, accompanied by a copy of Sections 1300, 1301, 1302, 1303 and 1304 of Chapter 13 of the CGCL, a statement of the price determined by Bancorp to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. Such statement of price will constitute an offer by Bancorp to purchase at the price stated any dissenting shares as defined by Section 1300(b), unless they lose their status as dissenting shares under Section 1309.

Within 30 days after the date on which notice by Bancorp is mailed to dissenting shareholders (if any) of the approval of the Agreement by at least a majority of the outstanding shares of Common Stock of Bancorp, each dissenting shareholder shall submit to Bancorp at the office of its transfer agent, ChaseMellon Shareholder Services, LLC, 50 California Street, 10th Floor, San Francisco, California 94111, attention: Joseph W. Thatcher, Jr., the shareholder's certificates representing the shares which that shareholder demands that Bancorp purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed (Section 1302, CGCL).

If Bancorp and the dissenting shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between Bancorp and the holders thereof shall be filed with the corporate secretary of Bancorp.

If any such agreement is arrived at between Bancorp and a shareholder, payment of the fair market value of such dissenting shares shall be made within the later of 30 days after the amount thereof has been agreed or 30 days after all statutory and contractual conditions to the Agreement are satisfied, and subject to surrender of the certificates therefor unless provided otherwise by agreement (Section 1303, CGCL).

If Bancorp denies that shares are properly dissenting shares, or Bancorp and the shareholder do not agree upon the fair market value of shares, then the shareholder who has demanded purchase of such shares as dissenting shares or Bancorp, within six months after the date of the mailing of notice to dissenting shareholders of the approval of the Agreement by the requisite majority of the outstanding Common Stock of Bancorp, but not thereafter, may file a complaint in the superior court of the proper county requesting the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

Bancorp does not presently intend to file such a complaint in the event there are dissenting shareholders and has no obligation to do so. Accordingly, the failure of a shareholder to file such a complaint within the period specified could nullify such shareholder's previously written demands for payment (Section 1304, CGCL).

The court shall determine the issues on the trial of the action, and if the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine the fair market value of the shares.

If the court appoints an appraiser or appraisers, they will determine the fair market value per share and make a report to the court. The court may confirm the report if it finds it to be reasonable. Judgment shall then be rendered against Bancorp for payment of the fair market value in favor of any dissenting shareholder who is a party in the suit, or who has intervened, with interest thereon from the date of entry of the judgment. Payment of the judgment is due upon endorsement and delivery of certificates for the shares. Any party may appeal such a judgment (Section 1305, CGCL).

Shareholders considering seeking appraisal should be aware that the fair market value of their shares as determined by the court could be more, the same or less than the value of the Merger Consideration they are entitled to receive pursuant to the Agreement if they do not seek appraisal of their shares.

The cost of the appraisal action, including reasonable compensation to the appraisers, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by Bancorp, it shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest from the date of compliance by a shareholder with Sections 1300,1301 and 1302 of the CGCL if the value awarded by the court for the shares is more than 125 percent of the price offered by Bancorp in its notice that was mailed to dissenting shareholders not more than 10 days following the approval of the Agreement and the Merger by the outstanding Common Stock of Bancorp) (Section 1305, CGCL).

Holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless Bancorp consents thereto. Any cash dividends declared and paid by Bancorp upon any dissenting shares after the date of approval of the Agreement and the Merger by the requisite majority of the outstanding Common Stock of Bancorp and prior to payment by Bancorp for the shares are credited against the total amount to be paid by Bancorp therefor (Sections 1307 and 1308 of CGCL).

If no complaint for appraisal is filed in superior court within six months of the date notice was mailed to dissenting shareholders of the approval of the Agreement and the Merger, or if a dissenting shareholder, with the consent of Bancorp, withdraws the shareholder's demand for payment by Bancorp, or Bancorp or TRP terminates the proposed Merger (in which event, Bancorp is required to pay on demand to any dissenting shareholder who has initiated proceedings in good faith all necessary expenses incurred in such proceedings and reasonable attorneys' fees), or the dissenting shares are transferred prior to their submission for endorsement within 30 days after the date of mailing of the notice to dissenting shareholders of approval of the Agreement and the Merger, the dissenting shares lose their status as dissenting shares and cease to be entitled to require their purchase by Bancorp, and such shareholder will be entitled to receive the Merger Consideration without any interest thereon (Section 1309, CGCL).

The foregoing is intended as a summary of the material provisions of the California statutory procedures required to be followed by a Bancorp shareholder in order to dissent from the Merger and obtain any dissenters' appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 13 of the CGCL, the full text of which is set forth in Appendix F hereto.

In view of the complexity of Chapter 13 of the CGCL, shareholders of Bancorp who may wish to dissent from the Merger and pursue possible appraisal rights should consult their legal advisors.

EXPENSES

The Agreement provides that TRP and Bancorp will each pay their own expenses in connection with the Agreement and the transactions contemplated thereby.

ACCOUNTING TREATMENT

The Merger, if completed as proposed, will be treated as a purchase in accordance with generally accepted accounting principles. Accordingly, the consolidated assets and liabilities of Bancorp will be recorded on the books of the Surviving Corporation at their respective fair values at the time of consummation of the Merger.

OPERATIONS AFTER THE MERGER

At the Effective Time, TRP will merge with and into Bancorp, with Bancorp being the Surviving Corporation. All assets and property (real, personal and mixed, tangible and intangible, chooses in actions, rights and credits) then owned by Bancorp and the Bank shall immediately become the property of the Surviving Corporation which shall be deemed to be a continuation of Bancorp, the rights and obligations of which shall become the rights and obligations of the Surviving Corporation, including the duties and liabilities connected therewith.

BUSINESS OF THE PARTIES TO THE MERGER

Bancorp

Bancorp, a California stock corporation, was organized in June, 1983 for the purpose of becoming a holding company for the Bank. At September 30, 1996, Bancorp, on a consolidated basis, had total assets of $73 million, total deposits of $65 million, and stockholders equity of $6.9 million. Bancorp's primary business activity is its investment in the stock of the Bank. Bancorp's executive offices are located at 46 Second Street, San Francisco, CA 94105; its telephone number is (415) 543-3377.

The Bank, a national banking association, was organized in 1983 and commenced operations as a wholly owned subsidiary of Bancorp on August 21, 1984. The Bank is regulated by the Office of Comptroller of the Currency, and its deposits are insured to the applicable limits under the BIF of the FDIC. The Bank is also a member of the Federal Reserve System.

The Bank's business consists principally of attracting customer deposits from the general public and investing those funds in business and industrial loans, trade finance, and construction and commercial real estate loans. The principal sources of funds for the Bank's lending and investment activities are repayment of loans, loan sales, customer deposits and borrowed funds. The Bank operates branches in the cities of San Francisco and Alameda, California.

For a more detailed discussion of the business of Bancorp and the Bank, see Bancorp's Annual Report on SEC Form 10-K for the year ended December 31, 1995 included as Appendix G hereto.

TRP

TRP. TRP is a closely held Delaware corporation incorporated on September 27, 1996 for the purpose of entering into the Merger. TRP will file an application with the Federal Reserve System to become a bank holding company for the Bank. See "THE MERGER - Regulatory Approval." The principal and controlling shareholder of TRP is Denis Daly, Sr., a Chicago banker. The address and telephone number of TRP are: 803 Burr Ridge Club Drive, Burr Ridge, Illinois 60521; (630) 789-0439.

TRP has obtained a commitment from a Chicago bank for a loan slightly in excess of $5 million, the proceeds of which will be used to finance a portion of the merger consideration to be paid by TRP in connection with the Merger. The remainder of the funds necessary to finance the merger consideration will come from equity investments to be made in TRP prior to the Closing and dividends from the Bank upon Closing.

Mr. Daly has guaranteed the obligations of TRP pursuant to the Agreement if the Merger is not consummated for certain specified reasons, which obligations are limited to a maximum of $150,000. See "THE MERGER - Liquidated Damages."

Mr. Daly is presently a 22% owner of a control group of the Pullman Group, a bank holding company, which owns two Illinois state chartered banks, Pullman Bank & Trust Company and Pullman Bank of Commerce and Industry, both of Chicago, Illinois. Mr. Daly is Chairman of the Executive Committees of the Boards of Directors of both banks. Mr. Daly is also a member of the Board of Directors of Rosary College, Oak Park, Illinois, and is a member of the Operating Committee of the Loyola Medical Center, Hinsdale, Illinois. Prior to 1994, Mr. Daly was a majority owner of Suburban Trust and Savings Bank, Oak Park, Illinois and Chairman of the Board and Chief Executive Officer of the bank and its holding company, Acorn Financial.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

A representative of KPMG Peat Marwick LLP, Bancorp's independent certified public accountants, is expected to be present at the Meeting, will have an opportunity to make a statement if he or she desires to do so, and will be available to respond to questions raised at the Meeting.

CERTAIN INFORMATION REGARDING BANCORP

Bancorp is subject to the informational requirements of the Exchange Act pursuant to Section 15(d) thereof, and in accordance therewith files reports and other information with the SEC. Copies of such reports and other information can be obtained, upon payment of prescribed fees, from the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports and other information can be inspected at the SEC's facilities referred to above and at the SEC's Regional Offices at 7 World Trade Center (13th Floor), New York, New York 10048, the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036.

Bancorp's Annual Report on Form 10K for the year ended December 31, 1995, which incorporates and includes Bancorp's 1995 Annual Report to shareholders (together, Appendix G hereto), includes the audited consolidated statements of financial condition of Bancorp as of December 31, 1995 and 1994 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1995 and notes thereto, together with Management's Discussion and Analysis of Financial Condition and Results of Operations. Appendix G hereto also includes Bancorp's Quarterly Report on Form 10Q at and for the period ended September 30, 1996. Such Appendix G (excluding any documents incorporated by reference therein or exhibits thereto) is a part of this Proxy Statement and should be carefully reviewed for the information regarding Bancorp contained therein.



OTHER MATTERS

The Bancorp Board of Directors is not aware of any business to come before the Meeting other than those matters described in this Proxy Statement. However, if any other matters should properly come before the Meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the person or persons voting the proxies. While there is no present intention or need to do so, the Board is empowered to adjourn the Meeting from time to time.


BY ORDER OF THE BOARD OF DIRECTORS



								Corporate Secretary









                              AGREEMENT AND PLAN OF MERGER

                                     By and Between

                                  TRP Acquisition Corp.
                                          and
                                  Trans Pacific Bancorp

TABLE OF CONTENTS
Page

ARTICLE I - THE MERGER	1
SECTION 1.01	THE MERGER	1
SECTION 1.02	ARTICLES OF INCORPORATION OF THE SURVIVING CORPORATION	1
SECTION 1.03	BYLAWS OF THE SURVIVING CORPORATION	1
SECTION 1.04	BOARD OF DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION	1
SECTION 1.05	EFFECTIVE TIME OF THE MERGER	2
SECTION 1.06	SUPPLEMENTARY ACTION	2
ARTICLE II - CONVERSION OF SHARES AND ESCROW PROVISIONS	2
SECTION 2.01	COMPANY COMMON STOCK	2
SECTION 2.02	DISSENTING SHARES	3
SECTION 2.03	ACQUISITION COMMON STOCK	3
SECTION 2.04	EXCHANGE OF SHARES	4
SECTION 2.05	TREATMENT OF EMPLOYEE STOCK OPTIONS	5
ARTICLE III - REPRESENTATIONS AND WARRANTIES OF THE COMPANY	6
SECTION 3.01	CORPORATE ORGANIZATION	6
SECTION 3.02	AUTHORIZATION: NO VIOLATION	6
SECTION 3.03	CAPITALIZATION OF THE COMPANY	7
SECTION 3.04	SUBSIDIARIES	7
SECTION 3.05	CONSENTS AND APPROVALS	8
SECTION 3.06	FINANCIAL STATEMENTS	8
SECTION 3.07	REPORTS	9
SECTION 3.08	PROXY STATEMENT	9
SECTION 3.09	ABSENCE OF UNDISCLOSED LIABILITIES	9
SECTION 3.10	ABSENCE OF CERTAIN CHANGES	10
SECTION 3.11	FIDELITY BONDS AND INSURANCE	10
SECTION 3.12	AGREEMENTS WITH BANKING AUTHORITIES	10
SECTION 3.13	REPORTS	10
SECTION 3.14	FAIRNESS OPINION	11
SECTION 3.15	LITIGATION	11
SECTION 3.16	TITLE TO PROPERTIES: ENCUMBRANCES	11
SECTION 3.17	CONTRACTS AND LEASES	12
SECTION 3.18	EMPLOYEE BENEFIT PLANS	12
SECTION 3.19	TAXES	14
SECTION 3.20	ENVIRONMENTAL PROTECTION	15
SECTION 3.21	COMPLIANCE WITH APPLICABLE LAW	16
SECTION 3.22	LABOR DIFFICULTIES	16
SECTION 3.23	TRANSACTIONS WITH AFFILIATES	16
SECTION 3.24	LOAN PORTFOLIO: REPORTS	17
SECTION 3.25	REPORTING COMPANY STATUS	17
SECTION 3.26	DISCLOSURE	17
ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF ACQUISITION	17
SECTION 4.01	ORGANIZATION	17
SECTION 4.02	AUTHORIZATION: NO VIOLATION	18
SECTION 4.03	CONSENTS AND APPROVALS	18
SECTION 4.04	PROXY STATEMENT	19
SECTION 4.05	EMPLOYMENT AGREEMENT.	19
SECTION 4.06	DISCLOSURE	19
ARTICLE V - COVENANTS AND OTHER AGREEMENTS	19
SECTION 5.01	CONDUCT OF BUSINESS OF THE COMPANY	19
SECTION 5.02	NO SOLICITATION	22
SECTION 5.03	LIQUIDATED DAMAGES	22
SECTION 5.04	ACCESS TO INFORMATION	23
SECTION 5.05	PUBLIC ANNOUNCEMENTS	23
SECTION 5.06	PROXY STATEMENT	24
SECTION 5.07	OTHER REGULATORY MATTERS	24
SECTION 5.08	QUALITY OF INFORMATION SUPPLIED IN CONNECTION WITH OTHER REGULATORY
FILINGS	25
SECTION 5.09	CURRENT INFORMATION	25
SECTION 5.10	APPROVAL OF COMPANY STOCKHOLDERS	25
SECTION 5.11	DISCLOSURE SUPPLEMENTS	25
SECTION 5.12	RESTRUCTURE OF TRANSACTION	26
SECTION 5.13	FAIRNESS OPINION	26
SECTION 5.14	ADDITIONAL AGREEMENTS	26
SECTION 5.15	NOTICES	26
SECTION 5.16	EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST	26
ARTICLE VI - CLOSING CONDITIONS	26
SECTION 6.01	CONDITIONS TO EACH PARTY'S OBLIGATIONS UNDER THIS AGREEMENT	26
SECTION 6.02	CONDITIONS TO THE OBLIGATIONS OF ACQUISITION UNDER THIS AGREEMENT
27
SECTION 6.03	CONDITIONS TO THE OBLIGATIONS OF THE COMPANY UNDER THIS AGREEMENT
29
ARTICLE VII - CLOSING	30
SECTION 7.01	CLOSING	30
SECTION 7.02	DELIVERIES AT THE CLOSING	30
SECTION 7.03	FILINGS AT THE CLOSING	30
ARTICLE VIII - TERMINATION AND ABANDONMENT	30
SECTION 8.01	TERMINATION	30
SECTION 8.02	PROCEDURE AND EFFECT OF TERMINATION	31
ARTICLE IX - MISCELLANEOUS PROVISIONS	32
SECTION 9.01	OFFICERS OF THE SUBSIDIARY AFTER THE EFFECTIVE TIME	32
SECTION 9.02	INVESTIGATION: SURVIVAL OF WARRANTIES	32
SECTION 9.03	WAIVER OF COMPLIANCE: CONSENTS	32
SECTION 9.04	VALIDITY	32
SECTION 9.05	BROKERAGE FEES AND COMMISSIONS	32
SECTION 9.06	EXPENSES AND OBLIGATIONS	33
SECTION 9.07	OPTION AGREEMENT	33
SECTION 9.08	PARTIES IN INTEREST	33
SECTION 9.09	NOTICES	33
SECTION 9.10	GOVERNING LAW	34
SECTION 9.11	COUNTERPARTS	34
SECTION 9.12	HEADINGS	34
SECTION 9.13	CERTAIN DEFINITIONS	34
SECTION 9.L4	SPECIFIC PERFORMANCE	35
SECTION 9.15	ENTIRE AGREEMENT: ASSIGNMENT	35
SECTION 9.16	AMENDMENT AND MODIFICATION	35
SECTION 9.17	ARBITRATION	35




AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of Friday October 18, 1996 (the "Agreement"), between TRP Acquisition Corp., a Delaware corporation ("Acquisition"), and Trans Pacific Bancorp, a California corporation (the "Company").

WHEREAS, the Boards of Directors of the Company and Acquisition deem it advisable and in the best interests of the stockholders of such corporations to effect a merger of Acquisition and the Company (the "Merger") pursuant to the terms of this Agreement; and

WHEREAS, the Boards of Directors of the Company and Acquisition have approved the transactions provided for in this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements herein contained, the parties hereto agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01 The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the provisions of the Delaware General Corporation Law (the "DGCL") and the California Corporation Code (the "CCC"), Acquisition shall be merged with and into the Company on the date of the Closing (as hereinafter defined). Following the merger, the separate existence of Acquisition shall cease, and the Company shall continue as the surviving corporation in the Merger (the "Surviving Corporation").

SECTION 1.02 Articles of Incorporation of the Surviving Corporation. The Articles of Incorporation of the Company shall be the Articles of incorporation of the Surviving Corporation.

SECTION 1.03  Bylaws of the Surviving Corporation.  At the Effective
Time (as defined in Section 1.05) the Bylaws of the Company shall be the Bylaws of the Surviving Corporation and thereafter may be amended or repealed in accordance with their terms, the Articles of Incorporation of the Surviving Corporation and as provided by law.

SECTION 1.04  Board of Directors and Officers of the Surviving
Corporation. At the Effective Time, the directors and officers of Acquisition immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation. Each of such directors and officers shall hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.

SECTION 1.05 Effective Time of the Merger. Company will cause a certificate of merger, attached as Exhibit A and such other documents as are required by the DGCL to be duly filed with the Secretary of State of the State of Delaware and an agreement of merger, attached as Exhibit B and such other documents as are required by the CCC to be duly filed with the Secretary of State of the State of California. The Merger shall become effective upon the filing of the certificate of merger and such other documents as are required by the DGCL to be filed and the certificate of merger and such other documents as are required by the CCC to be filed (the time of completion of such filings being the "Effective Time").

SECTION 1.06  Supplementary Action.  If at any time after the Effective
Time, any further assignments or assurances in law or any other things are necessary or desirable to vest or to perfect or to confirm of record or to otherwise secure in the Surviving Corporation the title to any property or rights of Company or to carry out the provisions of this Agreement, the officers and directors of the Surviving Corporation are hereby authorized and empowered on behalf of the Company, in the name of and on behalf of the Company, to execute and deliver any and all things necessary or proper to vest or to perfect or to confirm title to such property or rights in the Surviving Corporation, and otherwise to carry out the purposes and provisions of this Agreement.

ARTICLE II

CONVERSION OF SHARES AND ESCROW PROVISIONS

SECTION 2.01 Company Common Stock. (a) Each share of common stock, no par value per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (except for shares of Company Common Stock then owned beneficially or of record by Acquisition, shares held by any subsidiary of the Company and any shares which are Dissenting Shares (as hereinafter defined) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive $8.00 in cash, plus an amount equal to (i) the Escrow Reduction Amount (as hereinafter defined), divided by (ii) the sum of (x) the total number of shares issued and outstanding immediately prior to the Closing and (z) the Number of Options (as hereinafter defined) (such $8.00 plus the increase, if any, from the Escrow Reduction Amount per share shall be referred to as the "Cash Consideration") payable to the holder thereof, without interest thereon, upon surrender of the certificate representing such share, and such holder's pro rata share of the Escrow Fund (as hereinafter defined), if any, payable to stockholders of the Company pursuant to the terms of the Escrow Agreement between the Company and Acquisition, dated the date hereof (the "Escrow Agreement"), attached as Exhibit C (such amounts in cash and escrow shall be hereinafter collectively referred to as the "Merger Consideration").

(b) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time which is then owned beneficially or of record by Acquisition shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and retired and cease to exist, without any conversion thereof.

(c) Each share of Company Common Stock held by any subsidiary of the Company immediately prior to the Effective Time shall, by virtue of the Merger, be canceled and retired and cease to exist, without any conversion thereof.

SECTION 2.02  Dissenting Shares.  Notwithstanding anything in this
Agreement to the contrary, shares of Company Common Stock which are outstanding immediately prior to the Effective Time and which are held by stockholders (other than Acquisition) who shall not have voted such shares in favor of the Merger and who shall deliver to the Company a written demand for purchase of such shares of Company Common Stock in the manner provided in
Section 1301 of the California Corporation Code ("CCC") (such shares to be referred to as "Dissenting Shares") shall not be converted into or be exchangeable for the right to receive the consideration provided in Section
2.01 (a) of this Agreement, but the holders thereof shall be entitled to payment of the fair market value of such shares in accordance with the provisions of Section 1303 and 1304 of the CCC; provided, however, that (i) if any holder of Dissenting Shares shall subsequently deliver a written withdrawal of his demand for purchase of such shares (with the written approval of the Company), or (ii) if any holder fails to establish the status of his shares of Company Common Stock as "dissenting shares" as provided in such Section 1300, or (iii) if the Company denies that the shares are Dissenting Shares, or the Company or any Stockholder fail to agree upon the fair market value of the shares, and neither any holder of Dissenting Shares nor any interested corporation has filed a complaint demanding a determination of the fair market value of the Dissenting Shares within the time provided in
Section 1304 of the CCC, such holder or holders (as the case may be) shall forfeit the right to demand purchase of such shares and such shares shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the consideration provided in Section 2.01(a) of this Agreement, without any interest thereon (and such shares shall not, for purposes hereof, be deemed to be "Dissenting Shares").

SECTION 2.03 Acquisition Common Stock. Each share of common stock, par value $0.01 per share, of Acquisition (the "Acquisition Common Stock"), issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchangeable for one fully paid and non-assessable share of common stock, no par value per share, of the Surviving Corporation (the "Surviving Corporation Common Stock") or such other number of shares of Surviving Corporation Common Stock as Acquisition shall determine prior to the Effective Time of the Merger. From and after the Effective Time, each outstanding certificate theretofore representing shares of Acquisition Common Stock shall be deemed, for all purposes, to evidence ownership of and to represent the number of shares of Surviving Corporation Common Stock into which such shares of Acquisition Common Stock shall have been converted. Promptly after the Effective Time, the Surviving Corporation shall issue, on a share-for-share basis, to the stockholders of Acquisition a stock certificate or certificates representing shares of Surviving Corporation Common Stock upon tender of the certificate or certificates which formerly represented shares of Acquisition Common Stock, which shall be canceled.

SECTION 2.04  Exchange of Shares.  (a). At the Effective Time,
Acquisition shall deposit in trust with a bank or trust company designated by it (the "Exchange Agent"), cash in an aggregate amount equal to the product of
(i) the number of shares of Company Common Stock issued and outstanding at the Effective Time (excluding such shares owned beneficially or of record by Acquisition, shares held by any subsidiary of the Company and share which are Dissenting Shares), and (ii) the Cash Consideration (such amount being hereinafter referred to as the "Exchange Fund"). As soon as practicable after the Effective Time, Acquisition shall deposit in trust in the Exchange Fund in cash such further aggregate amount equal to the product of (i) the number of shares of Company Common Stock as to which the holders thereof forfeited the right to demand purchase pursuant to the provisions of Section 2.02 of this Agreement and (ii) the Cash consideration. The Exchange Agent shall, pursuant to irrevocable instructions, make the payments provided for in Section 2.01
(a) of this Agreement out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose, except as provided in this Agreement.

(b) At the Effective Time, Acquisition shall deposit in trust with the Escrow Agent (as defined in the Escrow Agreement) cash in an amount equal to $740,626, less the amount by which the escrow deposit may be reduced pursuant to the provisions of the Escrow Agreement between the date hereof and the Closing (the "Escrow Reduction Amount"). The $740,626 less the Escrow Reduction Amount (the "Escrow Fund") shall be divided into two separate funds pursuant to the Escrow Agreement. The Subsidiary (as hereinafter defined), as escrow agent, will administer the Escrow Fund and release, in cash, portions of the Escrow Fund promptly as such amounts become payable pursuant to the terms of the Escrow Agreement.

(c) Promptly after the Effective Time, the Exchange Agent shall mail to each record holder as of the Effective Time (other than Acquisition and any subsidiary of the Company), of an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of Company Common Stock (the "Certificates") a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates for payment therefor. Upon surrender by such record holder to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate (the "Former Stockholder" and all such Former Stockholders collectively to be referred to as the "Former Stockholders") shall be entitled to receive in exchange therefor cash in an amount equal to the product of (i) the number of shares of Company Common Stock represented by such Certificate and (ii) the Cash Consideration, and such Certificate shall forthwith be canceled. No interest will be paid or accrued on the cash payable upon the surrender of the Certificates. If payment is to be made to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or such person shall establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.04, each Certificate (other than Certificates representing shares owned beneficially or of record by Acquisition, Certificates representing shares held by any subsidiary of the Company and any Certificates representing Dissenting Shares) shall represent, for all purposes, the right to receive the Merger Consideration in cash multiplied by the number of shares evidenced by such Certificate, without any interest thereon.

(d) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Surviving Corporation will pay or cause to be paid in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof as determined in accordance with this Article II. When authorizing such payment of the Merger Consideration in exchange therefor, the Board of Directors of the Surviving Corporation may, in its discretion and as a condition precedent to the payment thereof, require the owner of such lost, stolen or destroyed Certificate to give the Surviving Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Surviving Corporation with respect to the Certificate alleged to have been lost, stolen or destroyed.

(e) After the Effective Time there shall be no transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for cash as provided in this
Article II.

(f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company for eighteen months after the Effective Time shall be repaid to the Surviving Corporation, upon demand, and any stockholders of the Company who have not theretofore complied with Section 2.04(b) shall thereafter look, subject to applicable escheat and other laws, only to the Surviving Corporation for payment of their claim for the Merger Consideration, without any interest thereon. The Exchange Agent shall retain the right to invest and reinvest the Exchange Fund on behalf of the Surviving Corporation in securities issued or guaranteed by the United States government or any agency or instrumentality thereof and the Surviving Corporation shall receive the interest earned thereon.

SECTION 2.05  Treatment of Employee Stock Options.  At the Effective
Time, each holder of then outstanding options (the "Option Holder") to purchase up to 103,750 shares of Company Common Stock, heretofore granted under either the Company's Employee Stock Option Plan, as amended (the "Option Plan") or the Company's Non Qualified Stock Option Plan (the "Non Qualified Plan"), will receive (whether such option is immediately exercisable or not), in settlement thereof, a cash payment from the Surviving Corporation in an amount equal to the product of (i) the excess of the Cash Consideration over the per share exercise price of such option and (ii) the total number of shares of the Company Common Stock which the Option Holder is entitled to purchase under such option (the "Number of Options"); whereupon such options to purchase shares of Company Common Stock shall be canceled.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Acquisition that:

SECTION 3.01 Corporate Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and is a duly registered bank holding company under the Bank Holding Company Act of 1956, as amended, (the "Holding Company Act"), with all requisite power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership or leasing of property by it or the conduct of its business requires such licensing or qualification, except for such failures to be so qualified or licensed which would not, individually or in the aggregate, have a Material Adverse Effect (as hereinafter defined). The Company's acquisition of the capital stock of the Subsidiary was duly approved by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") pursuant to applicable sections of the Holding Company Act. The Company has delivered to Acquisition complete and correct copies of its Articles of Incorporation and Bylaws.

SECTION 3.02 Authorization: No Violation. The Company has full corporate power and authority to execute and deliver this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Company's Board of Directors and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the approval of the principle terms of this Agreement by stockholders holding at least a majority of the outstanding Company Common Stock entitled to vote thereon). This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, except to the extent that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights, and the remedy of specific performance and injunctive and other forms of equitable relief, may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Neither the execution and delivery of this Agreement by the Company and the performance by the Company of its obligations hereunder nor the consummation by the Company of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the Articles of Incorporation or Bylaws of the Company or the Subsidiary, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or permit the termination of, or require the consent of any other party to, or result in the acceleration of, or entitle any party to accelerate (whether as a result of a change in control of the Company or otherwise) or give rise to the creation of any lien, charge, security interest or encumbrance upon any of the respective properties or assets of the Company or the Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or the Subsidiary is a party or by which either of them or any of their respective properties or assets may be bound or affected or (iii) violate any order, writ, judgment, injunction, decree, statute, rule or regulation of any court or governmental authority applicable to the Company or the Subsidiary or any of their respective properties or assets, excluding from the foregoing clauses (ii) and (iii) violations, breaches or defaults which in the aggregate would not have a Material Adverse Effect and will not materially prevent or delay the consummation of the transactions contemplated hereby.

SECTION 3.03 Capitalization of the Company. The authorized capital stock of the Company consists of 10,000,000 shares of no par value common stock. As of the date hereof, there were issued and outstanding 1,120,195 shares of the Company Common Stock, and options outstanding which are convertible into 103,750 shares of the Company Common Stock; and as of such date, no shares of common stock were held in the Company's treasury. All of the outstanding shares of common stock have been validly issued, were not issued in violation of any person's preemptive rights and are fully paid and nonassessable with no personal liability attaching to the ownership thereof. Since July 19, 1996 the Company has not issued any shares of its capital stock. Except as set forth above, there are not now, and at the Effective Time there will not be, any shares of capital stock issued or outstanding or any option, warrant, subscription, conversion or other rights, agreements or commitments obligating the Company to issue any additional shares of the capital stock or any other securities convertible into, exchangeable for or evidencing the right to subscribe for any shares of the capital stock of the Company. Following the Merger, the Company will have no obligation to issue any shares of its capital stock pursuant to any employee benefit plan or otherwise.

SECTION 3.04 Subsidiaries. (a) The Company owns 100% of the outstanding capital stock of Trans Pacific National Bank (the "Subsidiary"). All such capital stock is owned free and clear of liens, claims, security interests, charges or other encumbrances. All such capital stock is validly issued, fully paid and nonassessable and was not issued in violation of any preemptive rights. There are not now, and at the Effective Time there will not be, any option, warrant, subscription, conversion or other rights, agreements or commitments obligating the Subsidiary to issue any additional shares of the capital stock or any other securities convertible into, exchangeable for or evidencing the right to subscribe for any shares of the capital stock of the Subsidiary. The Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and possesses full power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties.
The Company and the Subsidiary do not possess, directly or indirectly, any equity interest in any other corporation, joint venture or partnership, except for (i) equity interests held by the Company or the Subsidiary in a fiduciary capacity, and (ii) equity interests held in the investment portfolios of the Company and the Subsidiary.

(b) The Company owns 100% of the outstanding capital stock of Trans
Pacific Mortgage Corp., a California corporation (the "Shell Subsidiary").
All such capital stock is owned free and clear of liens, claims, security interests, charges or other encumbrances. All such capital stock is validly issued, fully paid and nonassessable and was not issued in violation of any preemptive rights. There are not now, and at the Effective Time there will not be, any assets or liabilities on the books, records or otherwise of the Shell Subsidiary and it is not in the process of carrying on any business. The Shell Subsidiary shall remain inactive until the Effective Time. There are not now, and at the Effective Time there will not be, any option, warrant, subscription, conversion or other rights, agreements or commitments obligating the Shell Subsidiary to issue any additional shares of the capital stock or any other securities convertible into, exchangeable for or evidencing the right to subscribe for any shares of the capital stock of the Shell Subsidiary. The Shell Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.
SECTION 3.05 Consents and Approvals. Except for consents and approvals of or filings or registrations with the Federal Reserve Board, applicable requirements of the Office of the Comptroller of the Currency, the Securities and Exchange Commission (the "SEC"), the filing of a certificate of merger pursuant to the DGCL, the filing of a certificate of merger pursuant to the CCC, and requirements of federal and state securities laws, no filing or registration with, no notice to and no permit, authorization, consent or approval of any third party or any public or governmental body or authority is necessary for the consummation by the Company of the transactions contemplated by this Agreement or to enable the Company and the Subsidiary to continue to conduct its business after the Effective Time in a manner which is consistent with that in which it is presently conducted, except as set forth on Disclosure Schedule 3.05 or where the failure to make such filing or to obtain such permit, authorization, consent or approval will not in the aggregate have a Material Adverse Effect.

SECTION 3.06 Financial Statements. The Company has heretofore delivered to Acquisition (i) audited consolidated Statements of Condition as of December 31, 1991, 1992, 1993, 1994 and 1995 and the related consolidated statements of income and changes in stockholders' equity and changes in financial position or statement of cash flows for the periods then ended (the "Audited Financial Statements"), and (ii) an unaudited consolidated Statement of Condition as of August 31, 1996, and related consolidated statements of income and changes in stockholders' equity and changes in financial position or statement of cash flows for the period then ended (the "Interim Financial Statements," and, together with the Audited Financial Statements, the "Financial Statements"). Such Financial Statements (i) were prepared in accordance with generally accepted accounting principles consistently applied (subject to exceptions, if any, specified in such Financial Statements or in the notes thereto and, in the case of the balance sheet included in the Interim Financial Statements subject to normal, recurring year-end adjustments), and (ii) fairly reflect the respective financial positions of the Company and the Subsidiary, as of such dates, the respective results of operations of the Company and the Subsidiary, for the periods then ended on such dates, and (iii) reflect in accordance with generally accepted accounting principles consistently applied, adequate provision for, or reserves against, the possible loan losses of the Company and the Subsidiary, as of such dates. The books and records of the Company have been, and are being, maintained in accordance with applicable legal and accounting requirements and reflect only actual transactions.

SECTION 3.07 Reports. The Company will promptly furnish Acquisition with an accurate and complete copy of each registration statement, report and proxy statement filed by the Company with the SEC since June 30, 1993. The Company has filed all reports, statements, forms and documents with the SEC that it was required to file since June 30, 1993 (the "SEC Reports"). All of the documents filed by the Company with the SEC have complied when filed in all material respects with all applicable requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Except to the extent corrected by a subsequent filing, as of its date, each such report, statement, form or document, including, without limitation, any financial statements or schedules included therein, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No subsidiary of the Company is required to file any reports, statements, forms or other documents with the SEC.

SECTION 3.08 Proxy Statement. None of the information relating to the Company and the Subsidiary included in any proxy statement, letter to stockholders, notice of meeting and form of proxy which is mailed to the stockholders of the Company in connection with any meeting of stockholders convened in accordance with Section 5.10 (collectively, the "Proxy Statement") will, (i) at the time the Proxy Statement is mailed, (ii) at the time of the meeting of stockholders to which the Proxy Statement relates or (iii) at the Effective Time, as then amended or supplemented, be false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

SECTION 3.09 Absence of Undisclosed Liabilities. To the best of the Company's and the Subsidiary's knowledge, there are no liabilities of the Company or the Subsidiary of any kind whatsoever (whether absolute, accrued, contingent, or otherwise, and whether due or to become due), and the Company knows of no valid basis for the assertion of any such liabilities, whether or not accrued and whether or not contingent or absolute, determined or determinable, nor any existing condition, situation or set of circumstances which is reasonably likely to result in such a liability, other than:

(a) liabilities adequately reflected or reserved against on the Financial Statements referred to in Section 3.06;

(b) liabilities disclosed in Disclosure Schedule 3.09 hereto;

(c) normal liabilities incurred in the ordinary course of business consistent with past practice since August 31, 1996; or

(d) liabilities which are not material to the business, operations, prospects, properties or assets of the Company and of the Subsidiary taken as a whole or of the Subsidiary taken individually.

SECTION 3.10  Absence of Certain Changes.  Except as disclosed in
Disclosure Schedule 3.10, there has not been since August 31, 1996 any material adverse change in the business, operations, prospects, properties, assets or financial condition of the Company and of the Subsidiary taken as a whole or of the Subsidiary taken individually, and no condition exists which is known to the Company and may reasonably be expected to cause such a material adverse change in the future (excluding changes from factors generally affecting the industry in which the Company or the Subsidiary operates).

SECTION 3.11 Fidelity Bonds and Insurance. Since January 1, 1993, the Company and the Subsidiary have continuously maintained (i) fidelity bonds insuring against acts of dishonesty by employees, (ii) directors' and officers' liability insurance, and (iii) general liability insurance in such amounts as have been heretofore disclosed in writing to Acquisition. Except as disclosed in Disclosure Schedule 3.11, since January 1, 1993, there have been no claims in excess of $25,000 with respect to the Subsidiary or the Company under such bonds or insurance and the Company and the Subsidiary are not aware of any acts of dishonesty or losses which would form the basis of a material claim under such bonds or insurance coverage. The Company and the Subsidiary have not been notified that their fidelity or insurance coverage will not be renewed by their carrier or continued on substantially the same terms (exclusive of increases in premium terms) as their existing coverage.

SECTION 3.12 Agreements with Banking Authorities. The Company and the Subsidiary are not parties to any current agreement or memorandum of understanding with any federal or state governmental entity charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits which restricts the conduct of their business, or in any manner relates to their capital adequacy, their credit policies or their management.

SECTION 3.13  Reports.  Since January 1, 1993, the Company and the
Subsidiary have filed all reports and statements, together with any amendments required to be made with respect thereto, that they were required to file with
(i) Office of the Comptroller of the Currency, (ii) the Federal Reserve Board,
(iii) the Federal Deposit Insurance Corporation, and (iv) any other governmental or regulatory authority or agency having jurisdiction over their operations. Each of such reports and documents, including the Financial Statements, exhibits and schedules thereto, did not contain any statement which, at the time and in light of the circumstances under which it was made, was false or misleading with respect to any material fact or which omitted to state any material fact necessary in order to make the statements contained therein not false or misleading. The Company has previously delivered or made available to Acquisition accurate and complete copies of such reports.
SECTION 3.14 Fairness Opinion. Baxter Fentriss & Company has orally advised the Board of Directors of the Company in substance satisfactory to the Board of Directors of the Company that the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view.

SECTION 3.15  Litigation.  Except as set forth in Disclosure Schedule
3.15, as of the date hereof there is no action, suit, set of related actions or suits concerning a common issue, judicial or administrative proceeding or investigation pending or, to the best knowledge of the Company, threatened against or involving the Company, the Subsidiary, or any of their properties or rights before any court, arbitrator or administrative or governmental body, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against the Company. As of the Closing Date, except as set forth in Disclosure Schedule 3.15 and except for dissenters rights exercised pursuant to applicable law, there will be no action, suit, set of related actions or suits concerning a common issue, judicial or administrative proceeding or investigation pending or, to the best knowledge of the Company, threatened against or involving the Company, the Subsidiary, or any of their properties or rights before any court, arbitrator or administrative or governmental body, nor will there be any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against the Company which may reasonably be expected to have a Material Adverse Effect. The Company and the Subsidiary are not in violation of any term of any judgments, decrees, injunctions or orders outstanding against them. There are no actions, suits or proceedings pending or, to the best knowledge of the Company, threatened against the Company or the Subsidiary arising out of or in any way related to this Agreement, the Merger or any of the transactions contemplated hereby or thereby.

SECTION 3.16 Title to Properties: Encumbrances. (a) The Company and the Subsidiary each has good, valid and marketable title to all properties and assets (real, personal and mixed, tangible and intangible) which it purports to own, including, without limitation, all properties and assets reflected on the Interim Financial Statement or acquired after the date thereof, except for investments, loans or equipment sold since the date of the Interim Financial Statement in the ordinary course of business and consistent with past practice or except as set forth in Disclosure Schedule 3.16. Except as set forth in Disclosure Schedule 3.16, all properties and assets owned by the Company and the Subsidiary are free and clear of all title defects, liens, pledge claims, security interests, restrictions, mortgages, options or encumbrances of any kind (collectively, "Liens") and are not, in the case of real property, subject to any rights of way, building use restrictions, exceptions, variances, reservations or limitations of any nature whatsoever except, with respect to all such properties and assets, (a) statutory Liens not yet delinquent or the validity of which are being contested in good faith by appropriate actions, (b) Liens for taxes not yet delinquent or the validity of which are being contested in good faith by appropriate actions, (c) Liens reflected in the Financial Statements and (d) Liens which in the aggregate do not materially detract from the value or impair the use of the property of or otherwise materially impair the operations of the Company and the Subsidiary taken as a whole or of the Subsidiary taken individually.

(b) Disclosure Schedule 3.16 hereto contains a list and description of all real property owned by the Company or the Subsidiary. The Company has delivered to Acquisition existing, effective policies of title insurance insuring the fee simple title in the Company or the Subsidiary of all real property owned by the Company or the Subsidiary, with copies of current available surveys, if any, for each such parcel, certified by a registered land surveyor.

(c) Except as set forth in Disclosure Schedule 3.16, there are no proceedings, claims, disputes or conditions affecting any of the real property or leasehold interests of the Company or the Subsidiary which could reasonably be expected to materially curtail or interfere with the use of such property, nor is an action of eminent domain or condemnation pending or threatened for all or any portion of such property owned, leased or used by the Company or the Subsidiary.

SECTION 3.17 Contracts and Leases. (a) Neither the Company nor the Subsidiary is in violation of any provision of its Articles of Incorporation or its Articles of Association, respectively, or their By-laws.

(b) Except as set forth in Disclosure Schedule 3.17, each of the contracts, instruments, mortgages, notes, security agreements, leases, agreements or understandings, whether written or oral, to which the Company or the Subsidiary is a party which relates to or affects the assets or operations of the Company or the Subsidiary or to which the Company or the Subsidiary or their respective assets or operations may be bound or subject is valid and binding and in full force and effect, except where in the aggregate the failure to be in full force and effect would not have a Material Adverse Effect; there are no existing defaults by the Company or the Subsidiary thereunder or, to the best knowledge of the Company, any other party thereto, which default would likely result in a Material Adverse Effect; and no event of default has occurred which (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default by the Company or the Subsidiary thereunder or, to the best knowledge of the Company, any other party thereto which default would likely result in a Material Adverse Effect; provided, however, that there shall be deemed to be a Material Adverse Effect if a default or event of default has occurred with respect to any indebtedness of the Company or the Subsidiary for borrowed money, whether by cross-default or otherwise.

(c) Except as set forth in Disclosure Schedule 3.17, neither the Company nor the Subsidiary is a party to or bound by any contract, agreement or arrangement for the employment (including as a consultant) or severance from employment (except any at will employment arrangements), of any director, officer or employee of the Company or the Subsidiary or any "change in control" agreement.

SECTION 3.18 Employee Benefit Plans. (a) Disclosure Schedule 3.18 hereof sets forth a true and complete list of each employee benefit plan, arrangement or agreement (other than employment, consulting and severance agreements set forth in Disclosure Schedule 3.17) that is maintained or contributed to, or was maintained or contributed to at any time during the three (3) calendar years preceding the date of this Agreement (the "Plans"), by the Company or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), which together with the Company would be deemed a "single employer" within the meaning of Section 4001 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). A copy of each Plan as currently in effect and, if available, the most recent annual report, actuarial report, summary plan description, trust agreement and determination letter for each Plan have heretofore been made available to Acquisition. Neither the Company nor the Subsidiary has any material liability (including any material contingent liability) with respect to any plan, arrangement or agreement that would be described in this section 3.18(a) but for the fact that it was not maintained or contributed to within three calendar years preceding the date of this Agreement.

(b) None of the Plans is a "multiemployer plan," as such term is defined in Section (3) (37) of ERISA; except as disclosed on Disclosure Schedule 3.18, each of the Plans that is subject to ERISA is in substantial compliance with ERISA; each of the Plans intended to be "qualified" within the meaning of
Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") is so qualified; no Plan has an accumulated or waived funding deficiency within the meaning of Section 412 of the Code; neither the Company nor an ERISA Affiliate has incurred directly or indirectly, any liability (including any material contingent liability) to or on account of a Plan pursuant to Title IV of ERISA; no proceedings have been instituted to terminate any Plan that is subject to Title IV of ERISA; no "reportable event," as such term is defined in Section 4043(b) of ERISA, has occurred with respect to any Plan; and no condition exists that presents a material risk to the Company or an ERISA Affiliate of incurring a liability to or on account of a Plan pursuant to Title IV of ERISA.

(c) The current value of the assets of each of the Plans that are subject to Title IV of ERISA is equal to or exceeds the present value of the accrued benefits under each such Plan, taking into account projected salary increases and based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared for such Plans; and all contributions or other amounts payable by the Company or its Subsidiaries as of the Effective Time with respect to each Plan in respect of current or prior plan years as of the Effective Time have been or will be either paid or accrued on the financial statements of the Company. To the knowledge of the Company or the Subsidiary, there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto.

(d) Except as disclosed in Disclosure Schedule 3.18, consummation of the transactions contemplated hereby will neither cause any amounts to become vested or payable under any of the Plans nor cause any amounts payable under the Plans to fail to be deductible for Federal income tax purposes by virtue of Section 280G of the Code.

(e) Except for employment, consulting and severance agreements set forth in Disclosure Schedule 3.17, no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees for periods extending beyond their retirement or other termination of service (other than (i) coverage mandated by applicable law, (ii) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA, (iii) deferred compensation benefits accrued as liabilities on the books of the Company or the ERISA Affiliates or (iv) benefits the full cost of which is borne by the current or former employees (or their beneficiaries)).

SECTION 3.19 Taxes. (a) The Company and the Subsidiary will timely file, or have timely filed (including permitted extensions) all returns, declarations, reports, information returns and statements (collectively, "Returns") required to be filed by them in respect to any Taxes (as defined in
Section 3.19(k)). Except as set forth in Disclosure Schedule 3.19, (A) as of the time of filing, including the reserve for Taxes set forth in the Financial Statements, the foregoing Returns correctly reflected in all material respects the facts regarding the income, business, assets, operations, activities and status of the Company and the Subsidiary or any other information required to be shown thereon; and (B) the Company and the Subsidiary have not requested an extension of time within which to file any Return which Return has not since been filed.

(b) The Company and the Subsidiary have timely paid and reserved on the respective Financial Statements of the Company and the Subsidiary all Taxes that are required to be shown as due and payable on their Returns and are not delinquent in the payment of any Taxes. The Company and the Subsidiary have established (and until the Effective Time will establish), on the books and records, reserves that are adequate for the payment of any Taxes not yet due and payable. The Company and the Subsidiary have made all payments of estimated taxes when due in amounts sufficient to avoid the imposition of any penalty.

(c) The Company and the Subsidiary are not (nor will they become) parties to any tax indemnity or tax sharing agreement other than any tax indemnity or tax sharing agreement between the Company and the Subsidiary.
(d) There are no liens for Taxes upon assets of the Company and the Subsidiary except liens for Taxes not yet due and liens for Taxes, if any, which are being contested in good faith by appropriate actions as set forth in Disclosure Schedule 3.19.

(e) The Company and the Subsidiary are not parties to any agreement, contract, arrangement or Plan that could result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code.

(f) All transactions, if any, which could give rise to an understatement of Federal income tax (within the meaning of Section 6662 of the Code) were adequately disclosed (or, with respect to Returns filed before the Closing, will be adequately disclosed) on the Returns required in accordance with
Section 6662(d)(2)(B) of the Code.

(g) The Company and the Subsidiary have not filed (nor will they file) a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of any asset owned by the Company or the Subsidiary.

(h) After the date hereof, the Company and the Subsidiary will not make or agree to make any election for Federal income tax purposes, or for state, local or foreign income tax purposes if such election could reasonably be expected to have a Material Adverse Effect, without written consent of Acquisition.

(i) The statute of limitations for the assessment of Federal and California income taxes, respectively, has expired for all income tax returns of the Company and the Subsidiary through and including December 31, 1992 (Federal), and December 31, 1991 (California), and there are no outstanding waivers regarding the application of the statute of limitations with respect to any Taxes or Returns. With respect to any taxable year for which the statute of limitations has not expired, no issues have been raised by any taxing authority, either in writing or by oral statement of such taxing authority to an officer of the Company that such taxing authority may take a position contrary to the Company's position with respect to any particular tax issue which could result in additional material Taxes, or that could give rise to a material change in the taxable income of the Company and the Subsidiary for any taxable year. No deficiency for any Taxes has been proposed, asserted or assessed against the Company and the Subsidiary which has not been resolved and paid in full.

(j) Except as set forth in Disclosure Schedule 3.19, neither the Company nor the Subsidiary is required for the 1996 tax year or any tax year ended after the date of the Closing to include in income any adjustment pursuant to
Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by the Company or the Subsidiary or as a result of the Tax Reform Act of 1986, and the Company and the Subsidiary do not have knowledge that the Internal Revenue Service has proposed any such adjustment or change in accounting method which will affect the 1996 tax year or any tax year ended after the date of the Closing.

(k) As used herein, "Taxes" means (A) all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property or windfall profits taxes, customs duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign) upon the Company and the Subsidiary and/or (B) any liability of the Company and the Subsidiary for the payment of any amounts of the type described in the immediately preceding clause (A) as a result of being a member of an affiliated, consolidated, combined or unitary group, but only (C) with respect to all periods or portions thereof ending on or before the date of the Effective Time.

SECTION 3.20 Environmental Protection. (a) As of the date hereof, there is no civil, criminal or administrative action, claim, demand, liability, investigation, notice or other proceeding or suit pending or, to the best of the Company's and the Subsidiary's knowledge, threatened arising from or relating to Federal, state or local environmental, health or safety laws or regulations with respect to properties owned by the Company or the Subsidiary, or properties which the Company or the Subsidiary has acquired or is in the process of acquiring by means of foreclosure or similar action. To the best of the Company's and the Subsidiary's knowledge, except as set forth in Disclosure Schedule 3.20, there are no past, present or future actions, activities, circumstances, incidents or practices known to the Company or the Subsidiary which could give rise to such an action, claim, demand, liability, investigation, notice or other proceeding. As of the Closing Date, no civil, criminal or administrative action, claim, demand, liability, investigation, notice or other proceeding or suit will be pending or, to the best of the Company's and the Subsidiary's knowledge, threatened which arises from or relates to federal, state or local environmental, health or safety laws or regulations with respect to properties owned by the Company or the Subsidiary, or properties which the Company or the Subsidiary has acquired or is in the process of acquiring by means of foreclosure or similar action, which may reasonably be expected to have a Material Adverse Effect.

(b) With respect to properties owned by the Company or the Subsidiary or properties which the Company or the Subsidiary have acquired or are in the process of acquiring by means of foreclosure or similar action, the Company and the Subsidiary each are in material compliance with all permits, conditions, limitations, obligations, prohibitions and other requirements contained in applicable Federal, state or local environmental, health or safety laws or regulations, non-compliance with which could reasonably be expected to result in a Material Adverse Effect.

SECTION 3.21  Compliance with Applicable Law.  The Company and the
Subsidiary each holds, and at all times has held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of its business under and pursuant to, and the business of each of the Company and the Subsidiary is not being conducted, nor has it ever been conducted, in violation of any provision of any Federal, state, local or foreign statute (including, without limitation, 31 U.S.C. Section 5311 et seq.), law, ordinance, rule (including, without limitation, the Financial Institutions Regulatory and Interest Rate Control Act of 1978 and 31 C.F.R. Part 103), regulation, judgment, decree, order, concession, grant, franchise, permit or license or other governmental authorization or approval applicable to the Company or the Subsidiary, except to the extent that the failure to hold any such licenses, franchises, permits or authorization, or any such violation, did not or may not reasonably be expected to have a Material Adverse Effect.
SECTION 3.22 Labor Difficulties. Except to the extent set forth in Disclosure Schedule 3.22 (i) each of the Company and the Subsidiary is in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours and is not engaged in any unfair labor practice; (ii) there is no unfair labor practice complaint against the Company or the Subsidiary pending before the National Labor Relations Board; (iii) there is no labor strike, dispute, slowdown or stoppage actually pending or, to the best knowledge of the Company, threatened against or affecting the Company or the Subsidiary; (iv) to the best of Company's or Subsidiary's knowledge, no representation question exists respecting the employees of the Company or the Subsidiary; (v) no grievance or any arbitration proceeding arising out of or under collective bargaining agreements is pending, and no claim therefor exists; and (vi) neither the Company nor the Subsidiary is a party to or bound by any collective bargaining agreement, union contract or agreement with any labor union.

SECTION 3.23  Transactions with Affiliates.  Except as disclosed in
Disclosure Schedule 3.23 and except for loans and commitments to loan which individually involve amounts not exceeding $25,000 made by the Subsidiary on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and which, in the opinion of management of the Subsidiary, did not involve more than a normal risk of collectability and except for normal employment compensation, no officer or director of the Company or the Subsidiary, or any member of the immediate family of any such person (i) has any direct or indirect ownership interest in (A) any entity which does business with the Company or the Subsidiary, or (B) any property or asset which is owned or used by either the Company or the Subsidiary in the conduct of its business, (ii) has any financial, business, or contractual relationship or arrangements with the Company or the Subsidiary other than such relationship as attaches to being such officer or director.

SECTION 3.24 Loan Portfolio: Reports. As of the date hereof, except as set forth in Disclosure Schedule 3.24, all evidences of indebtedness reflected as assets in the Company's books and records are in all respects binding obligations of the respective obligors named therein and, to the best of the Company's knowledge, no material amount thereof is subject to any defenses which may be asserted against the Company or the Subsidiary except to the extent that the assertion of such defenses, individually or in the aggregate would not have a Material Adverse Effect.

SECTION 3.25 Reporting Company Status. The Company is a reporting company pursuant to Section 15(d) of the Exchange Act and is not subject to the terms of Sections 13(d), 13(e) or 14 of the Exchange Act.

SECTION 3.26 Disclosure. No representations or warranties by the Company in this Agreement and no statement contained in any document including, without limitation, financial statements, and the Disclosure Schedules, certificates or other writing furnished or to be furnished by the Company to Acquisition or any of its representatives pursuant to the provisions hereof or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading, it being understood that as used in this Section 3.26 "material" with respect to the Company means material to the Company and the Subsidiary taken as a whole or with respect to the Subsidiary means material to the Subsidiary taken individually.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ACQUISITION

Acquisition hereby represents and warrants to the Company that:

SECTION 4.01 Organization. Acquisition is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Acquisition has all requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Acquisition is duly authorized and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it, or the nature of the business conducted by them, makes such qualification necessary, except for such failures to be so qualified which would not, individually or in the aggregate, have a Material Adverse Effect. Acquisition has delivered to the Company complete and correct copies of its Certificate of Incorporation and Bylaws.

SECTION 4.02 Authorization: No Violation. Acquisition has full corporate power and authority to execute and deliver this Agreement and to carry out their obligations hereunder. The execution and delivery of this Agreement by Acquisition, the performance by Acquisition of its obligations hereunder and the consummation by Acquisition of the transactions contemplated hereby have been duly authorized by Acquisition's Board of Directors and stockholders and no other corporate proceeding on the part of Acquisition is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Acquisition and constitutes a valid and binding obligation of Acquisition, enforceable against it in accordance with its terms, except to the extent that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights, and the remedy of specific performance and injunctive and other forms of equitable relief, may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Neither the execution and delivery of this Agreement by Acquisition and the performance by Acquisition of its obligations hereunder nor the consummation by Acquisition of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the Certificate of Incorporation or Bylaws of Acquisition, (ii) except as set forth in Disclosure Schedule 4.02, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or permit the termination of, or require the consent of any other party to, or result in the acceleration of, or entitle any party to accelerate or give rise to the creation of any lien, charge, security interest or encumbrance upon any of the respective properties or assets of Acquisition under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Acquisition is a party or by which it or any of its properties for assets may be bound or affected or (iii) violate any order, writ, judgment, injunction, decree, statute, rule or regulation of any court or governmental authority applicable to Acquisition or any of its properties or assets, excluding from the foregoing clauses (ii) and (iii) violations, breaches or defaults which in the aggregate would not have a Material Adverse Effect and will not materially prevent or delay the consummation of the transactions contemplated hereby.

SECTION 4.03 Consents and Approvals. Except for consents and approvals of or filings or registrations with the Federal Reserve Board, the Office of the Comptroller of the Currency, the SEC, and the filing of a certificate of merger pursuant to the DGCL and requirements of federal and state securities laws, no filing or registration with, no notice to and no permit, authorization, consent or approval of any third party or any public or governmental body or authority is necessary for the consummation by Acquisition of the transactions contemplated by this Agreement, except as set forth on Disclosure Schedule 4.03 or where the failure to make such filing or to obtain such permit, authorization, consent or approval will not in the aggregate have a Material Adverse Effect.

SECTION 4.04 Proxy Statement. None of the information supplied or to be supplied, in either case in writing by Acquisition for inclusion in the Proxy Statement will, at the time the Proxy Statement is mailed be false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statement therein not misleading. Acquisition will advise the Company if prior to the time of the meeting of stockholders to which the Proxy Statement relates or the Effective Time it is necessary to amend or supplement the Proxy Statement to correct any statement supplied by Acquisition for inclusion in the Proxy Statement which has become false or misleading.

SECTION 4.05 Employment Agreement. Acquisition represents and warrants that it will enter into Employment Agreements with Eddy S.F. Chan and John K. Wong prior to the Effective Time.

SECTION 4.06 Disclosure. No representations or warranties by Acquisition in this Agreement and no statement contained in any document including, without limitation, financial statements, and the Disclosure Schedules, certificates or other writing furnished or to be furnished by Acquisition to the Company or any of its representatives pursuant to the provisions hereof or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

ARTICLE V

COVENANTS AND OTHER AGREEMENTS

SECTION 5.01 Conduct of Business of the Company. Except as expressly contemplated by this Agreement, during the period from the date of this Agreement to the Effective Time, the Company will and will cause the Subsidiary to conduct its operations only in the ordinary and usual course of business and consistent with past practice, and the Company will and will cause the Subsidiary to use its reasonable efforts to preserve intact its business organization, assets, prospects and advantageous business relationships, to keep available the services of its officers and employees and to maintain satisfactory relationships with suppliers, contractors, customers and others having business relationships with the Company and the Subsidiary. Without limiting the generality of the foregoing, prior to the Effective Time, the Company will not, and will cause the Subsidiary not to, without the prior written consent of Acquisition:

(a) split, combine or reclassify any shares of its capital stock, declare, pay or set aside for payment any dividend or other distribution in respect of its capital stock, or directly or indirectly, redeem, purchase or otherwise acquire any shares of its capital stock or other securities;

(b) authorize for issuance, issue, sell, pledge, dispose of or encumber, deliver or agree or commit to issue, sell, pledge or deliver (whether through the issuance or granting of any options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class of the Company or the Subsidiary or any securities convertible into or exercisable or exchangeable for shares of stock of any class of the Company or the Subsidiary, other than shares issuable upon exercise of currently outstanding options of the Company exercisable for an aggregate amount of 103,750 shares of the Company Common Stock;

(c) take any action to cause shares of Company Common Stock to cease to be quoted on the National Association of Securities Dealers Automatic Quotation Bulletin Board, or fail to notify promptly Acquisition by telephone, and thereafter promptly follow such notification with confirmation in writing, or any oral or written notice received by the Company to the effect that the National Association of Securities Dealers has taken or intends to take any action to cease the authorization for quotation of the shares of Company Common Stock;

(d) incur any liability or obligation (absolute, accrued, contingent or otherwise) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual or entity other than in the ordinary and usual course of business and consistent with past practice, or issue any debt securities or change any assumption underlying, or methods of calculating, any bad debt, contingency or other reserve except as may be required by generally accepted accounting principles or applicable law;

(e) adopt or amend any bonus, profit-sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan (including, but not limited to vacation policy), agreement, trust, plan, fund or other arrangement, (collectively, "Compensation Plans"); grant, or become obligated to grant, any increase in the compensation of officers or employees (including any such increase pursuant to any Compensation Plan), except for increases in compensation in the ordinary course of business consistent with past practice with respect to employees other than officers; institute any new employee benefit, welfare program or Compensation Plan; make any change in any Compensation Plan or other employee welfare or benefit arrangement; or enter into any employment or similar agreement or arrangement with any employee (except any at will employment arrangements);

(f) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or acquire, directly or indirectly, any equity interest in any corporation, partnership or joint venture, except for equity interests acquired (i) in a fiduciary capacity or (ii) in the ordinary course of business consistent with past practice;

(g) except as required by the consummation of the Merger, pay, discharge or satisfy any claims or liabilities, other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against on the balance sheet included in the Interim Financial Statements or incurred in the ordinary course of business and consistent with past practice since the date thereof;

(h) except as contemplated by this Agreement, amend the Articles of Incorporation or Bylaws of the Company;

(i) make any capital expenditure other than in the ordinary course of business and consistent with past practice except for capital expenditures which, individually, do not exceed $25,000;

(j) waive, release, terminate, grant or transfer any material rights arising under any material credit agreement or lease, or waive, release, terminate, grant or transfer any rights of material value or modify or change in any material respect any other existing material license, contract or other document, or enter into any material contract or agreement other than in the ordinary course of business and consistent with past practice and shall use all reasonable efforts to enforce the terms of any such contract, agreement, arrangement or understanding;

(k) allow or permit any material insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated except in the ordinary course of business;

(l) make any change in accounting methods, principles or practices except as may be required by generally accepted accounting principles or applicable law;

(m) agree to take or omit to take, in writing or otherwise, any of the foregoing actions or any action which would make any representation or warranty in Article Three hereof untrue or incorrect in any material respect;

(n) make, or commit to make, any loan or other extension of credit in excess of $250,000 except for (1) renewal loans to borrowers who were customers of the Company on the date hereof and (2) home equity loans made in accordance with the terms of the Company's standard published brochure describing its home equity loan program. Extensions of credit will not be made to classified borrowers other than renewals of not more than six (6) months made in connection with workouts conducted in the ordinary course of business and approved by Acquisition;

(o) declare or pay any dividends on or make other distributions in respect of the Company Common Stock;

(p) make any long-term (more than one year) borrowings (exclusive of certificates of deposit issued by the Company and other time deposits maintained at the Company by customers of the Company, in either case consistent with past practice);

(q) lower the loan loss reserve of the Subsidiary below 1% of its loans then outstanding (excluding unfunded loan commitments and unfunded letters of credit); or

(r) sell, discount, settle or otherwise dispose of any loan (excluding those loans listed on Exhibit B of the Escrow Agreement but including those loans listed on Exhibit C of the Escrow Agreement), for an amount less than the outstanding balance on the books of the Subsidiary as of the date of such sale, discount, settlement or disposal.

SECTION 5.02 No Solicitation. The Company shall not, and shall cause the Subsidiary not to, and each shall use its best efforts to cause its affiliates and each of its officers, directors, employees, representatives and agents not to, directly or indirectly, encourage, solicit, initiate, engage or participate in discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group other than Acquisition or their affiliates (a "Third Party") concerning the Company or the Subsidiary or concerning the business of the Company or this Subsidiary in connection with any tender offer (including a self-tender offer), exchange offer, merger, consolidation, sale of all or any substantial amount of assets, sale of securities, acquisition of beneficial ownership of or to vote securities representing 10% or more of the total voting power of the Company or the Subsidiary, liquidation, dissolution or similar transactions involving the Company or the Subsidiary, or any division of the Company or the Subsidiary (such proposals, announcements or transactions being referred to herein as "Acquisition Proposals"); provided, that the Board of Directors of the Company (the "Board") may furnish or cause to be furnished information and may engage or participate in such discussions or negotiations and may take any other actions if Nossaman, Guthner, Knox & Elliott, counsel to the Company, advises the Board, in writing, that the failure to provide such information or engage or participate in such discussions or negotiations will involve the members of the Board in a breach of their fiduciary duties. The Company shall promptly inform Acquisition of any inquiry (including the terms thereof and the identity of the Third Party making such inquiry) which it may receive in respect of an Acquisition Proposal and furnish to Acquisition a copy of any such written inquiry.

SECTION 5.03 Liquidated Damages. (a) In the event that the Merger is not consummated by reason of one of the following events and Acquisition has not failed to any material extent to perform its obligations under this Agreement, the Company shall pay to Acquisition, as liquidated damages, the sum of $250,000: (i) there is a breach by the Company of any material representation, warranty or covenant contained herein; (ii) any person or "group" as defined in Section 13(d)(3) of the Exchange Act, other than Acquisition, becomes the beneficial owner after the date hereof of more than 20% of the shares of Company Common Stock; (iii) the Company withdraws or modifies or amends in any respect adverse to Acquisition its recommendation of the Merger or fails to reconfirm its recommendation of the Merger within a reasonable period of time after a formal request; or (iv) the Board of Directors of the Company or the Subsidiary resolves to take any action that would result in any of the foregoing; and such event occurs on or prior to the date of termination.

(b) In the event that the Merger is not consummated and one of the following events occurs within four months thereafter and Acquisition has not failed to any material extent to perform its obligations under this Agreement, the Company shall pay to Acquisition, as liquidated damages, the sum of $250,000: (i) the Company or the Subsidiary enters into an agreement or plan of merger, consolidation, reorganization, exchange, recapitalization or other similar agreement or plan, including without limitation an agreement in principle or letter of intent, other than with Acquisition; (ii) the Company or the Subsidiary enters into one or more agreements or plans which, individually or in the aggregate would result in the sale of more than 25% of its total assets or earning power; or (iii) the Board of Directors of the Company or the Subsidiary resolves to take any action that would result in any of the foregoing.

(c) In the event that the Merger is not consummated because there is a breach by Acquisition of any material representation, warranty or covenant contained herein on or prior to the date of termination and Company has not failed to any material extent to perform its obligations under this agreement, Acquisition shall pay to the Company, as liquidated damages, the sum of $150,000.

(d) The party owing liquidated damages ("Paying Party") shall make such payment to that party which is owed liquidated damages ("Receiving Party") in immediately available funds within 30 days following the day on which the Receiving Party properly notifies the Paying Party in writing that one of the events described in Section 5.03(a), (b) or (c) hereof has occurred. The Paying Party shall make such payment as compensation and liquidated damages for the loss suffered by Receiving Party as a result of the failure of the Merger to be consummated and to avoid the difficulty of determining damages in that circumstance.

(e) No payment shall be due under this Section 5.03 if this Agreement is terminated pursuant to Section 8.01(a), (d)(i) or (d)(ii) hereof.

(f) The payment of liquidated damages to either the Company, pursuant to
Section 5.03(c), or to Acquisition, pursuant to Section 5.03(a) or (b), shall be a one time payment regardless of the number of times an event occurs or the number of events which occur that would trigger payments.

SECTION 5.04 Access to Information. (a) To the extent that it may lawfully do so, between the date of this Agreement and the Effective Time, the Company will give Acquisition and its authorized representatives full access during normal business hours to all personnel, offices and other facilities and to all books and records of the Company and the Subsidiary and will permit Acquisition to make such inspections as it may require and will cause its officers to furnish Acquisition such financial and operating data and other information with respect to the business and properties of the Company and the Subsidiary as Acquisition may from time to time reasonably request. The representations and warranties of the Company contained herein or in any certificate or other documents delivered to Acquisition shall not be deemed waived or otherwise affected by any such investigation made by Acquisition or any of its representatives.

(b) Until the Effective Time, any information and documentation furnished by one party to the other and treated as confidential by the party furnishing the information (the "Confidential Information") shall be kept confidential by the representatives of the other and shall be used by the examining party only in connection with the Agreement and the transactions contemplated thereby, except to the extent the Confidential Information (i) was already known to the representatives of the examining party when received,
(ii) hereafter becomes lawfully obtainable from other sources, or (iii) is disclosed by Acquisition or the Company in any document filed with any government agency or authority and such document is available for public inspection.

SECTION 5.05 Public Announcements. Acquisition and the Company will consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law. The Company shall cause the Subsidiary to comply with this Section 5.05.

SECTION 5.06  Proxy Statement.  (a) In connection with the Special
Meeting (as defined in Section 5.10), the company shall prepare and Acquisition shall cooperate with the Company in the preparation of the Proxy Statement. The Proxy Statement shall contain the recommendation of the Board of Directors of the Company in favor of the Merger; provided, however, that notwithstanding the foregoing provisions of this sentence, the Board of Directors of the Company shall be free to take any position and any action which it determines upon advice of counsel to be required to ensure compliance with the fiduciary obligations of the Board under applicable law.

(b) If, at any time prior to the Special Meeting, any event should occur which should be set forth in an amendment of, or a supplement to, the Proxy Statements so as to correct the information included therein or to avoid such proxy Statement being false or misleading in any material respect, Company and Acquisition, upon learning of such event, each shall promptly inform the other party and promptly cooperate with the other party in the preparation of any required amendment or supplement and the appropriate party shall mail such amendment or supplement.

SECTION 5.07 Other Regulatory Matters. (a) Acquisition and the Company each will cooperate with one another and use their best efforts to prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, approvals and authorizations of all third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement. Acquisition and the Company each shall have the right to review and approve in advance all characterizations of the information relating to Acquisition or the Company, as the case may be, and any of their respective subsidiaries, which appear in any filing made in connection with the transactions contemplated by this Agreement with any governmental body.
In exercising the foregoing right, each of Acquisition and the Company shall act as promptly as practicable, recognizing that time is of the essence to the transactions contemplated by this Agreement.

(b) Acquisition and the Company will furnish each other with all information concerning itself, their subsidiaries, directors, officers and stockholders and such other matters as may be necessary or advisable in connection with such registration statement or proxy statement, filings under any state Blue Sky laws or any other statement or application made by or on behalf of Acquisition or the Company to any governmental body in connection with the Merger and the other transactions contemplated by this Agreement.

(c) Each party will keep the other party apprised of the status of any inquiries made of such party by the Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice or any other governmental agency or authority or members of their respective staffs with respect to this Agreement or the transactions contemplated hereby.

SECTION 5.08 Quality of Information Supplied in Connection with Other Regulatory Filings. Each of the Company and Acquisition agree as to themselves (and in the case of the Company, as to the Subsidiary) that all information pertaining to the Company and the Subsidiary and to Acquisition, which is proposed to be set forth in any other documents to be filed with or submitted to any federal or state regulatory agency, in connection with the transactions contemplated herein will (a) be true and correct in all material respects, (b) comply in all material respects to the extent relevant with the requirements of all securities laws, and the Holding Company Act, the applicable rules and regulations of the Federal Reserve Board thereunder and any other applicable filing requirement, and (c) not include any statement which, on the date made, is false or misleading with respect to any material fact, or omit to include any material fact necessary to make the statements set forth therein not false or misleading.

SECTION 5.09 Current Information. From the date of this Agreement to the Effective Time, the Company will cause one or more of its designated representatives to confer on a regular and frequent basis (not less than semi-monthly) with representatives of Acquisition and to report the general status of its ongoing consolidated operations and to deliver to Acquisition (not less than monthly) unaudited consolidated Statements of Condition and related consolidated Statements of Income, changes in stockholders' equity and changes in financial position for the period since the last such report. The Company will promptly notify Acquisition of any material change in the normal course of business or in the operation of the properties of the Company or the Subsidiary.

SECTION 5.10 Approval of Company Stockholders. The Company will (a) on or before December 31, 1996 take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of approving this Agreement and the transactions contemplated hereby and for such other purposes as may be necessary or desirable (the "Special Meeting"), (b) subject to the fiduciary duties of the Company's Board of Directors as advised by counsel, recommend to its stockholders the adoption and approval of this Agreement and the transactions contemplated hereby and such other matters as may be submitted to its stockholders in connection with this Agreement at the Special Meeting and (c) cooperate and consult with Acquisition with respect to each of the foregoing matters. Subject to the fiduciary duties of the Company's Board of Directors as advised by counsel, the Company will use its best efforts to obtain the necessary approvals by its stockholders of this Agreement and the transactions contemplated hereby.

SECTION 5.11 Disclosure Supplements. From time to time prior to the Effective Time, the Company will promptly supplement or amend the Disclosure Schedules delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules or which is necessary to correct any information in such Disclosure Schedules which has been rendered inaccurate thereby. No supplement or amendment to such Disclosure Schedules shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 6.02(a) or 6.03(a) hereof, as the case may be, or the compliance by the Company with the covenants set forth in Section 5.01 hereof.

SECTION 5.12 Restructure of Transaction. If necessary to expedite or facilitate the Closing of the Merger and any other transactions contemplated by this Agreement, the parties agree that each will take or perform any additional reasonably necessary or advisable steps to restructure the transaction, provided that any such restructuring will not result in any change in the Merger Consideration or alter the tax treatment of the transactions contemplated hereunder or otherwise materially adversely effect the rights and obligations of any party hereto.

SECTION 5.13 Fairness Opinion. The Company undertakes that, as of the date of the Proxy Statement, Baxter Fentriss & Company, the investment banking firm engaged by it, will render a written opinion as to the fairness of the Merger to the stockholders of the Company from a financial point of view.

SECTION 5.14 Additional Agreements. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

SECTION 5.15 Notices. Each party hereto shall promptly notify the other in writing of any outstanding or threatened claims, legal, administrative or other proceedings, suits, investigations, complaints, notices of violation or other process, or other judgments, orders, directives, injunctions or restrictions of which any executive officer thereof, after due inquiry, has knowledge, against or involving Acquisition, the Company or the Subsidiary or any material or against or involving any officer, director, employee, consultant or stockholder thereof, which could result in a Material Adverse Effect.

SECTION 5.16 Employee Stock Ownership Plan and Trust. The Company shall terminate its Employee Stock Ownership Plan and Trust (the "Ownership Plan") at a time reasonably believed to be sufficient to wind up the affairs of the Ownership Plan prior to the Closing. The Company agrees that as of the date of this Agreement the Company will not issue any further securities of the Company under the Ownership Plan.

ARTICLE VI

CLOSING CONDITIONS

SECTION 6.01  Conditions to Each Party's Obligations under this
Agreement. The respective obligations of each party to consummate the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a) This Agreement and the transactions contemplated hereby shall have been approved by the affirmative vote of the holders of outstanding shares of Company Common Stock in accordance with applicable law.

(b) All necessary regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

(c) Baxter Fentriss & Company shall have rendered it written opinion to the Company that the Merger Consideration is fair to the stockholders of the Company (other than those persons owning, or holding a right to acquire, stock of Acquisition immediately prior to or immediately after the Effective Time) from a financial point of view.

(d) Neither Acquisition, the Company nor the Subsidiary shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

(e) The closing of this transaction shall take place on or before March
31, 1997.

SECTION 6.02 Conditions to the Obligations of Acquisition under this Agreement. The obligations of Acquisition to consummate the Merger shall be further subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any one or more of which may be waived by Acquisition:

(a) Each of the agreements, covenants and obligations of the Company required to be performed by it at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects, and the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except as to any representation or warranty which specifically relates to an earlier date), and Acquisition shall have received a certificate to that effect signed by the president and the senior financial officer of the Company.

(b) There shall have not occurred after the date hereof any Material
Adverse Change in the business, operations, properties, prospects, condition (financial or otherwise), assets, liabilities or reserves of the Company and the Subsidiary taken as a whole or of the Subsidiary taken individually.

(c) All action required to be taken by or on the part of the Company to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby shall have been duly and validly taken by the Board of Directors and stockholders of the Company, and Acquisition shall have received certified copies of the resolutions evidencing such authorization.

(d) Any and all permits, consents, waivers, clearances, approvals and authorizations of all third parties and governmental bodies required to be obtained by the Company or the Subsidiary shall have been obtained by the Company and the Subsidiary which are necessary in connection with the consummation of the Merger and the other transactions contemplated hereby. None of the approvals contained in Section 6.01(b) hereof shall contain any term or condition which would materially impair the value of the Company and the Subsidiary taken as a whole or of the Subsidiary individually to Acquisition.

(e) Acquisition shall have received an opinion, dated the date of the Closing in form satisfactory to Acquisition from Nossaman, Guthner, Knox & Elliott, counsel to the Company, to the effect set forth in the form of opinion delivered to Acquisition by the Company on the date hereof.
(f) The Company shall have caused to be delivered to Acquisition letters from independent public accountants, with respect to the Company, dated the date on which the Proxy Statement is mailed to the stockholders of the Company, and dated the date of the Closing, and addressed to Acquisition, the Company and the Subsidiary, covering such matters as Acquisition shall reasonably request with respect to facts concerning the Company's financial condition.

(g) Stockholders of Dissenting Shares shall hold no more than 10% of the outstanding shares of Company Common Stock.

(h) Acquisition shall have received, the written resignations of each of the Company's and Subsidiary's directors and the written resignation of each of the Company's officers, effective as of the date of the Closing.

(i) Acquisition shall have received current Phase I and Phase II environmental assessments of the properties of the Company and subsidiary satisfactory to it in its sole discretion.

(j) The Directors of the Company shall have executed and delivered to Acquisition a form of Voting Agreement substantially in the form of Exhibit D attached hereto.

(k) The Company shall have executed and delivered to Acquisition the Option Agreement substantially in the form of Exhibit E attached hereto.

(l) The Company shall have delivered to Acquisition audited consolidated financial statements as of and for the fiscal year ended December 31, 1996, which financial statement (i) will be prepared in accordance with generally accepted accounting principles consistently applied, (ii) will fairly reflect the respective financial positions of the Company and the Subsidiary, as of such date, and the respective results of operation of the Company and the Subsidiary, for the period then ended on such date, and (iii) reflect in accordance with generally accepted accounting principles consistently applied, adequate provisions for, or reserves against, the possible loan losses of the Company and the Subsidiary, as of such date.

(m) The Company shall have delivered to Acquisition a satisfactory title policy insuring title to all real property and Acquisition shall have received a survey or surveys of all real property reasonably satisfactory to Acquisition.

(n) The Company shall deliver a list, certified by the secretary thereof, of those loans which have been collected and are considered recovered pursuant Section 3 of the Escrow Agreement between the Company and Acquisition dated the date hereof.

(o) The Company shall have received a written opinion from Baxter
Fentriss & Company (the "Fairness Opinion") that the terms of the Merger are fair to the stockholders of the Company from a financial point of view.
The Company will furnish Acquisition with such other certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 6.02 as Acquisition may reasonably request.

SECTION 6.03 Conditions to the Obligations of the Company under this Agreement. The obligations of the Company to consummate the Merger shall be further subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any one or more of which may be waived by the Company:

(a) Each of the agreements, covenants and obligations of Acquisition required to be performed by it at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects, and the representations and warranties of Acquisition contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except as to any representation or warranty which specifically relates to an earlier date), and the Company shall have received a certificate to that effect signed by the president and chief financial officer of Acquisition.

(b) There shall not have occurred after the date hereof any Material
Adverse Change in the business, operations, properties, prospects, condition (financial or otherwise), assets, liabilities or reserves of Acquisition.

(c) All action required to be taken by, or on the part of, Acquisition to authorize the execution, delivery and performance of this Agreement by Acquisition and the consummation by Acquisition of the transactions contemplated hereby shall have been duly and validly taken by the Board of Directors of Acquisition and the Company shall have received certified copies of the resolutions evidencing such authorizations.

(d) Any and all permits, consents, waivers, clearances, approvals and authorizations of all third parties and governmental bodies required to be obtained by Acquisition shall have been obtained by Acquisition which are necessary in connection with the consummation of the Merger and the other transactions contemplated hereby.

(e) The Company shall have received an opinion from Bell, Boyd & Lloyd in form satisfactory to the Company dated the date of the Closing, to the effect set forth in the forms of opinion delivered to the Company by Acquisition on the date hereof.

(f) The Company shall have received the Fairness Opinion from Baxter
Fentriss & Company in form satisfactory to its Board of Directors as to the fairness from a financial point of view to the stockholders of the Company of the transactions contemplated by this Agreement.

Acquisition will furnish the Company with such certificates of their officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 6.03 as the Company may reasonably request.

ARTICLE VII

CLOSING

SECTION 7.01 Closing. The closing of the transactions contemplated by this Agreement shall take place at the offices of Bell, Boyd & Lloyd, 70 West Madison Street, Suite 3200, Chicago, Illinois 60602, at 10:00 a.m., local time, on the last business day of the month following the day on which the latest of the following occur: (i) the date of the stockholders' meeting referred to in Section 5.10 or (ii) the day on which the last of the conditions set forth in Article Six is fulfilled or waived, or at such other time and place and on such other date as Acquisition and the Company shall agree (the "Closing").

SECTION 7.02 Deliveries at the Closing. Subject to the provisions of Articles Six and Eight hereof, at the Closing there shall be delivered to Acquisition and the Company the opinions, certificates and other documents and instruments to be delivered under Article Six hereof.

SECTION 7.03 Filings at the Closing. Subject to the provisions of Articles Six and Eight hereof, Acquisition and the Company shall immediately after the closing cause a certificate of merger to be filed and recorded in accordance with the provisions of Section 251 of the DGCL, cause an agreement of merger to be filed and recorded in accordance with the provisions of
Section 1103 of the CCC, and shall take any and all other lawful actions and do any and all other lawful things necessary to cause the Merger to become effective.

ARTICLE VIII

TERMINATION AND ABANDONMENT

SECTION 8.01 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of the Company:

(a) by mutual consent of the Board of Directors of Acquisition and of the Company,

(b) by Acquisition:

(i) if (A) the Company shall have withdrawn or modified, in a manner adverse to Acquisition, its approval or recommendation of this Agreement or the Merger, (B) the Board of Directors of the Company shall have formally resolved to do any of the foregoing or (C) upon a written request to reaffirm the Company's approval or recommendation of this Agreement or the Merger, the Board of Directors of the Company shall fail to do so within two business days after such request is made; or

(ii) if the Company fails to perform in any material respect any of its material obligations under this Agreement and such failure shall not have been remedied within three business days after receipt by the Company of notice in writing from Acquisition specifying the nature of such breach and requesting that it be remedied;

(c) by the Company if Acquisition fails to perform in any material respect any of its material obligations under this Agreement and such failure shall not have been remedied within three business days after receipt by Acquisition of notice in writing from the Company specifying the nature of such breach and requesting that it be remedied; or

(d) by either Acquisition or the Company:

(i) if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties hereto shall use their best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable;

(ii) if the Closing has not occurred on or before March 31, 1997 unless due to a delay in regulatory approval, including but not limited to, the Justice Department, the Federal Reserve Board or the Office of the Comptroller of the Currency, in which case the Cash Consideration shall be increased by $0.07 per month for each full month which elapses between March 31, 1997 and the Closing; provided, that the right to terminate this Agreement and the right to receive the additional Cash Consideration shall not be available to any party whose material breach of this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before March 31, 1997; and, provided further, that in no event shall this Agreement remain in effect if the Closing has not occurred on or before June 30, 1997; or

(iii) if the Company's stockholders fail to approve the Merger by the affirmative vote of a majority of the outstanding shares of Company Common Stock at the meeting held for that purpose.

SECTION 8.02 Procedure and Effect of Termination. In the event of termination and abandonment of the Merger by the Company or Acquisition or each of them pursuant to Section 8.01 hereof, written notice thereof shall forthwith be given to the other and this Agreement shall terminate and the Merger shall be abandoned, without further action by any of the parties hereto. If this Agreement is terminated as provided herein:

(a) upon request therefor, each party will redeliver all documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the party furnishing the same; and

(b) No party hereto shall have any liability or further obligation to any other party to this Agreement, other than for liquidated damages provided pursuant to Section 5.03 hereof.

ARTICLE IX

MISCELLANEOUS PROVISIONS

SECTION 9.01 Officers of the Subsidiary After the Effective Time. Upon the Merger becoming effective, all of the officers and employees of the Subsidiary shall continue in the same positions except as otherwise expressly agreed herein.

SECTION 9.02 Investigation: Survival of Warranties. The respective representations and warranties of Acquisition and the Company contained herein or in any certificates or other documents delivered prior to or at the Closing shall not be deemed waived or otherwise affected by any investigation made by any party hereto. Each and every such representation and warranty shall expire with, and be terminated and extinguished by, the Merger. This Section
9.02 shall have no effect upon any other obligation of the parties hereto, whether to be performed before or after the Closing.

SECTION 9.03  Waiver of Compliance: Consents.  Any failure of
Acquisition, on the one hand, or the Company, on the other hand, to comply with any obligation, covenant, agreement or condition contained herein may be waived in writing by the Company or Acquisition, respectively, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 9.03.

SECTION 9.04 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

SECTION 9.05 Brokerage Fees and Commissions. The Company hereby represents and warrants to Acquisition with respect to the Company, and Acquisition hereby represents and warrants to the Company with respect to Acquisition, that no person or entity is entitled to receive from the Company, on the one hand, or Acquisition, on the other hand, respectively, any investment banking, brokerage or finder's fee or fees for financial consulting or advisory services in connection with this Agreement or the transactions contemplated hereby, except for fees owed Baxter Fentriss & Company which fees shall be paid by Company and shall not exceed $170,000 and the fees owed Peter Behr and Dan Hyland which fees shall be paid by Acquisition.

SECTION 9.06  Expenses and Obligations.  The parties agree that
Acquisition and the Company shall each be responsible for its own costs and expenses relating to the negotiation and consummation of this Agreement whether the transaction is or is not closed; provided, however, that the Company covenants to Acquisition that only costs which are reasonable and necessary shall be incurred in connection with the consummation of this Agreement, including fees for attorneys, accountants or advisors or others; and provided further that Acquisition shall pay the costs of the Phase I and Phase II environmental assessments referred to in Section 6.02(i).

SECTION 9.07 Option Agreement. Acquisition and the Company confirm that the execution and delivery of the Option Agreement (referred to in Section 6.02 (k)) constitutes a material inducement to them to enter into this Agreement and that absent the execution and delivery of the Option Agreement they would not enter into this Agreement on the terms and subject to the conditions contained herein.

SECTION 9.08 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

SECTION 9.09 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by telegram or telex or by facsimile transmission (upon receipt of confirmation of delivery thereof) or two business days after mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Acquisition, or to the Company after the Effective Time, to:

                      TRP Acquisition Corp.
                      803 Burr Ridge Club Drive
                      Burr Ridge, Illinois 60521

                      Attention: Denis Daly
                      Telecopy: (630) 789-0439

with a copy to:	      Bell, Boyd & Lloyd
                      Suite 3200
                      70 West Madison Street
                      Chicago, Illinois 60602

                      Attention: James F. X. Fahy
                      Telecopy: (312) 372-2098

(b) if to the Company prior to the Effective Time, to:

                      Trans Pacific Bancorp
                      44 Second Street
                      San Francisco, California 94105

                      Attention:  Eddy S.F. Chan
                      Telecopy:

with a copy to:       Nossaman, Guthner, Knox & Elliott
                      50 California, 34th Floor
                      San Francisco, California 94111

                      Attention:  Stanley S. Taylor
                      Telecopy:  (415) 398-2438


SECTION 9.10 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to the conflicts-of-laws rules thereof.

SECTION 9.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

SECTION 9.12 Headings. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties, and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.13 Certain Definitions. For purposes of this Agreement, the term:

(a) "affiliate" means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, another person; and

(b) "person" shall mean an individual, corporation, partnership, association, trust, unincorporated organization or, as applicable, any other entity; and

(c) "Material Adverse Change" or "Material Adverse Effect" shall mean any change in or effect on the business, operations, prospects, properties, assets or liabilities of the Company and the Subsidiary taken as a whole or of the Subsidiary taken individually on one hand, or Acquisition on the other hand, as applicable, that would be materially adverse to the business, operations, properties, prospects, condition (financial or otherwise), assets or liabilities of the Company and the Subsidiary taken as a whole or of the Subsidiary taken individually on one hand, or Acquisition on the other hand, respectively.

SECTION 9.l4 Specific Performance. The parties hereto agree that, if for any reason any party hereto shall have failed to perform its obligations under this Agreement, then any other party hereto seeking to enforce this Agreement against such non-performing party shall be entitled to specific performance and injunctive and other equitable relief. This provision is without prejudice to any other rights that any party hereto may have against any other party hereto for any failure to perform its obligations under this Agreement.

SECTION 9.15 Entire Agreement: Assignment. This Agreement, including the exhibits hereto and the documents and instruments referred to herein embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein or therein. There are no agreements, restrictions, promises, representations, warranties, covenants or undertakings other than those expressly set forth or referred to herein or therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter. This Agreement shall not be assigned by operation of law or otherwise, except that it may be assigned (other than the obligations in Article Two) by Acquisition to one or more of its wholly-owned subsidiaries which agree in writing to be bound by the provisions hereof, provided that Acquisition remains obligated under this Agreement.

SECTION 9.16 Amendment and Modification. This Agreement may be amended by the Company and Acquisition at any time before or after the adoption of this Agreement by the stockholders of the Company, but after any such approval, no amendment shall be made which reduces the amount of the Merger Consideration or which adversely affects the Company's stockholders hereunder without the approval of such stockholders (other than one which eliminates any or all of the Escrow Fund, prior to closing, in exchange for an increase in the Cash Consideration, to the extent permitted by law). Any such amendment must be accomplished by an instrument in writing signed on behalf of all the parties.

SECTION 9.17 Arbitration. Any dispute arising out of or in connection with the liquidated damages provisions of Section 5.03, including any question regarding its interpretation or validity, shall be referred to and definitively resolved by binding arbitration pursuant to the California Code of Civil Procedures Section 1280, et. seq., and in accordance with the commercial arbitration procedures of the American Arbitration Association, which procedures are deemed to be incorporated by reference into this Section
9.17. Discovery may be obtained by any party in accordance with the California Code of Civil Procedure Section 1283.05. The place of arbitration shall be San Francisco, California. The Judgment of the arbitration tribunal shall be accompanied by a written statement of the basis for such judgment and may be enforced by any court having proper jurisdiction. The provisions of this Section 9.17 shall survive the termination of this Agreement.

* * * SIGNATURES ON FOLLOWING PAGE * * *


IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.



TRP ACQUISITION CORP., a Delaware
corporation

By:		        /s/ Denis Daly, Sr.

Name:

Title:		     President



TRANS PACIFIC BANCORP, a California
corporation

By:		        /s/ Eddy S. F. Chan

Name:

Title:		     President


                          CERTIFICATE OF MERGER
                                   OF
                          TRP ACQUISITION, CORP.
                                   AND
                          TRANS PACIFIC BANCORP

It is hereby certified that:

1.	The constituent business corporations participating in the merger are:

(i)	TRP Acquisition, Corp., which is incorporated under the laws of the
State of Delaware; and

(ii)	Trans Pacific Bancorp which is incorporated under the laws of the
State of California.

2.	An agreement and plan of merger has been approved, adopted, certified, executed, and acknowledged by each of the constituent corporations in accordance with the provisions of subsection (c) of Section 252 of the Delaware General Corporation Law.

3.	The name of the surviving corporation in the merger is Trans Pacific
Bancorp which will continue its existence under its present name upon the effective date of the merger pursuant to the provisions of the California Corporation Code.

4.	The Articles of Incorporation of the Trans Pacific Bancorp will be the articles of incorporation of the surviving corporation until amended and changed in accordance with the provisions of the California Corporation Code.

5.	The executed agreement and plan of merger between the constituent corporations is on file at the principal place of business of the surviving corporation, the address of which is as follows:

                          Trans Pacific Bancorp
                          44 Second Street
                          San Francisco, CA 94105

6.	The surviving corporation will furnish a copy of the agreement and plan of merger, on request and without cost, to any stockholder of the constituent corporations.

7.	Trans Pacific Bancorp agrees that it may be served with process in the
State of Delaware in any proceeding for enforcement of any obligation of any constituent corporation of the State of Delaware, as well as for enforcement of any obligation of the surviving or resulting corporation arising from the merger or consolidation, including any suit or other proceeding to enforce the right of any stockholders as determined in appraisal proceedings pursuant to the provisions of 262 of the Delaware General Corporation Law, and irrevocably appoints the Secretary of State as its agent to accept service of process in any suit or other proceedings and specifies that its address to which a copy of such process shall be mailed by the Secretary of State of Delaware is: Trans Pacific Bancorp, 44 Second Street, San Francisco, CA 94105.

Dated:  March __, 1997.
TRP ACQUISITION, CORP., a Delaware
corporation

By:
	Denis J. Daly, Sr.
	President



Dated:  March __, 1997.
TRANS PACIFIC BANCORP, a California
corporation

By:
	Eddy S.F. Chan
	President






                            AGREEMENT OF MERGER
                                    OF
                            TRP ACQUISITION CORP
                          (a Delaware corporation)
                                    AND
                            TRANS PACIFIC BANCORP
                          (a California corporation)


THIS AGREEMENT OF MERGER is made and entered into as of this ___th day of March, 1997, by and between TRP ACQUISITION CORP, a Delaware corporation ("Acquisition"), and TRANS PACIFIC BANCORP, a California corporation (the "Company").

                             W I T N E S S E T H:

WHEREAS, the respective Boards of Directors and shareholders of Acquisition and the Company have approved as desirable and in the best interests of each corporation that Acquisition be merged with and into the Company by a statutory merger upon the terms and conditions hereinafter set forth.

NOW, THEREFORE IT IS AGREED AS FOLLOWS:

FIRST:   Acquisition shall be merged with and into the Company by a statutory merger (the "Merger") in accordance with the General Corporation Law of California and on the terms and conditions hereinafter expressed. At the Effective Time of the Merger (as hereinafter defined), the separate existence of Acquisition shall cease and the Company shall be the surviving corporation (the "Surviving Corporation").

SECOND:  The Merger shall be effective (the "Effective Time") as of
March 14, 1997 or on such day and at such time as soon as possible thereafter on which this Agreement of Merger and appropriate certificates of its approval and adoption shall have been filed with the Secretary of State of the State of California in accordance with Section 1103 of the General Corporation Law of the State of California.

THIRD: The manner of converting the shares of the capital stock of Acquisition upon the Merger shall, by virtue of the Merger and without any action on the part of the holders thereof, be as follows:

(a) Each share of common stock, no par value per share, of the Company
(the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (except for shares of Company Common Stock then owned beneficially or of record by Acquisition, shares held by any subsidiary of the Company and any shares which are dissenting shares shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive $8.00 in cash, plus an amount equal to (i) the Escrow Reduction Amount (as hereinafter defined), divided by (ii) the sum of
(x) the total number of shares issued and outstanding immediately prior to the Closing and (z) the number of options outstanding, payable to the holder thereof, without interest thereon, upon surrender of the certificate representing such share, and such holder's pro rata share of the Escrow Fund (as hereinafter defined), if any, payable to stockholders of the Company pursuant to the terms of the Escrow Agreement between the Company and Acquisition, dated as of October 18, 1996 (the "Escrow Agreement").

(b) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time which is then owned beneficially or of record by Acquisition shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and retired and cease to exist, without any conversion thereof.

(c) Each share of Company Common Stock held by any subsidiary of the Company immediately prior to the Effective Time shall, by virtue of the Merger, be canceled and retired and cease to exist, without any conversion thereof.

(d) Each share of common stock of Acquisition issued and outstanding immediately prior to the Effective Time of the Merger shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of the common stock of the Surviving Corporation.

(e) At the Effective Time, Acquisition shall deposit in trust with the Escrow Agent (as defined in the Escrow Agreement) cash in an amount equal to $740,626, less the amount by which the escrow deposit may be reduced pursuant to the provisions of the Escrow Agreement between the date hereof and the Closing (the "Escrow Reduction Amount"). The $740,626 less the Escrow Reduction Amount (the "Escrow Fund") shall be divided into two separate funds pursuant to the Escrow Agreement. Trans Pacific National Bank, a wholly owned subsidiary of the Company, as escrow agent, will administer the Escrow Fund and release, in cash, portions of the Escrow Fund promptly as such amounts become payable pursuant to the terms of the Escrow Agreement.

(f) If the Closing has not occurred on or before March 31, 1997 unless due to a delay in regulatory approval, including but not limited to, the Justice Department, the Federal Reserve Board or the Office of the Comptroller of the Currency, in which case the Cash Consideration shall be increased by $0.07 per month for each full month which elapses between March 31, 1997 and the Closing; provided, that the right to terminate this Agreement and the right to receive the additional Cash Consideration shall not be available to any party whose material breach of this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before March 31, 1997.

FOURTH: At the Effective Time of the Merger, the Articles of Incorporation of the Surviving Corporation shall be amended in its entirety to read in full as set forth on Exhibit A attached hereto and made a part hereof.

FIFTH: Denis J. Daly, Sr, John H. Daly and James F.X. Fahy shall be the directors of the Surviving Corporation, each of whom shall serve until his death, resignation, removal, or until his successor shall be elected in accordance with law and the Articles of Incorporation and By-Laws of the Surviving Corporation.

SIXTH: The shareholders of the Company have approved this Agreement of Merger in accordance with the General Corporation Law of the State of California.

SEVENTH: Prior to the filing of this Agreement of Merger with the Secretary of State of the State of California, this Agreement of Merger may be terminated by the agreement of the Boards of Directors of Acquisition and the Company notwithstanding approval of this Agreement of Merger by the shareholders of the Company.

* * * SIGNATURE ON FOLLOWING PAGE * * *


IN WITNESS WHEREOF, Acquisition and the Company pursuant to the approval and authority duly given by resolutions adopted by their respective Boards of Directors, have caused these presents to be executed by the Chairman of the Board, President or Vice-President and by the Assistant Secretary or Secretary of each party hereto.
TRP ACQUISITION CORP.


By
	President


By
	Secretary


TRANS PACIFIC BANCORP


By
	President


By
	Secretary




                          CERTIFICATE OF APPROVAL OF
                             AGREEMENT OF MERGER

The undersigned hereby certify as follows:

(1) They are the President and Secretary, respectively, of TRP Acquisition Corp., a Delaware corporation ("Acquisition").

(2) The Agreement of Merger in the form attached was duly approved by the board of directors of Acquisition.

(3) The shareholder approval of the principal terms of the Agreement of Merger in the form attached was by unanimous written consent of the shareholders held on due notice, by the holders of the outstanding shares of Acquisition having an aggregate number of votes which exceed the number of votes required for approval of the Agreement of Merger.

(4) Acquisition has outstanding only one class of common stock, $0.01 par value, and the number of shares outstanding is 2,000, all of which were entitled to vote on the Agreement of Merger. Such class is the only class of acquisition stock entitled to vote on the Agreement of Merger. The percentage vote of such shareholders required to approve such Agreement of Merger is 50% plus one vote.



	President



	Secretary

The undersigned declare under penalty of perjury that the matters set forth in the foregoing certificate are true of their own knowledge. Executed in the City of Chicago, County of Cook on __________,
199__.



	President



	Secretary


                         CERTIFICATE OF APPROVAL OF
                            AGREEMENT OF MERGER

The undersigned hereby certify as follows:

(1) They are the President and Secretary, respectively, of Trans Pacific Bancorp, a California corporation (the "Company").

(2) The Agreement of Merger in the form attached was duly approved by the board of directors of the Company.

(3) The shareholder approval of the principal terms of the Agreement of Merger in the form attached was by a meeting of the shareholders held on due notice, by the holders of the outstanding shares of the Company having an aggregate number of votes which exceed the number of votes required for approval of the Agreement of Merger.

(4) The Company has outstanding only one class of common stock, no par value, and the number of shares outstanding is 1,120,195, all of which were entitled to vote on the Agreement of Merger. Such class is the only class of Company stock entitled to vote on the Agreement of Merger. The percentage vote of such shareholders required to approve such Agreement of Merger is 50% plus one vote.



	President



	Secretary

The undersigned declare under penalty of perjury that the matters set forth in the foregoing certificate are true of their own knowledge. Executed in the City of San Francisco, County of San Francisco on
__________, 199__.


	President



	Secretary


                             ESCROW AGREEMENT

THIS ESCROW AGREEMENT (this "Agreement") is made this 18th day of
October, 1996, by and among Trans Pacific Bancorp, a California corporation (the "Company"), TRP Acquisition Corp., a Delaware corporation
("Acquisition"), and Trans Pacific National Bank, as escrow agent (the "Escrow Agent" or "Bank").

                                 Recitals

WHEREAS the Company and Acquisition have entered into an Agreement and Plan of Merger dated the same date hereof (the "Merger Agreement"). A copy of the Merger Agreement is attached as Exhibit A, and is incorporated by this reference into, and thereby made a part of this Agreement.

WHEREAS pursuant to the Merger Agreement Acquisition shall be merged with and into the Company on the date of the Closing. Following the merger, the separate existence of Acquisition shall cease, and the Company shall continue as the Surviving Corporation in the Merger.

WHEREAS pursuant to the terms of the Merger Agreement each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (except for shares of Company Common Stock then owned beneficially or of record by Acquisition, shares held in the Company's treasury or by any subsidiary of the Company and any shares which are Dissenting Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Cash Consideration and the Escrow Consideration (as hereinafter defined).

                                     Covenants

In consideration of the mutual representations, warranties and covenants and subject to the conditions herein contained, the parties hereto agree as follows:

SECTION 1 Preamble; Recitals. The Preamble and Recitals set forth above are hereby incorporated in and made a part of this Agreement.

SECTION 2 Definitions. Capitalized terms used in this Agreement, unless otherwise defined, shall have the same meaning as in the Merger Agreement.

SECTION  3  Establishment of Escrow; Escrow Fund.  (a)  At the Effective
Time, Acquisition shall deposit in trust with the Escrow Agent cash in an amount equal to the sum of (i) $300,000 ("Fund A") and (ii) $440,626 less any and all Recoveries as defined in subsection (b) of this Section 3 below ("Fund B"), and any such reduction shall increase the consideration received by those holders of Company Common Stock immediately prior to the Closing pursuant to
Section 2.01 of the Merger Agreement and the Option Holders pursuant to
Section 2.05 of the Merger Agreement.   The funds held in trust and available
for the purposes hereinafter described (collectively the "Escrow Funds" or the "Escrow Consideration") shall consist of the initial amounts in cash deposited with the Escrow Agent by Acquisition, plus the income earned thereon net of the tax effect at an effective Federal and State tax rate of 39 percent (the "Tax Effect") less the amount of (i) any payment from the Escrow Funds made pursuant to this Agreement and (ii) any investment losses net of the Tax Effect.

(b) Recoveries shall equal the sum of (i) the aggregate gross amount of loans collected or recovered by the Bank from July 31, 1996 until the Closing, net of the Tax Effect, for those loans previously charged off on the books and records of the Bank and listed on Exhibit B, attached hereto, and (ii) any principal payments, net of a 39% reduction, made to the Bank, from the date hereof until the Closing, on any or all of the loans identified on Exhibit C, attached hereto.

SECTION  4  Investment of and Accounting for Escrow Funds.  The Escrow
Agent shall hold and maintain Escrow Funds A and B in its name as Escrow Agent under this Agreement. The Escrow Agent shall separately invest and reinvest the Escrow Funds A and B in its sole discretion in any one or more of the following:

(i)	Marketable obligations of or guaranteed by the United States of
America, or

(ii)	A savings account in, or certificates of deposit or banker's acceptances issued by, any national bank including the Escrow
Agent.

The maturity date of any investment shall not extend beyond 60 days from the date of the investment.

SECTION 5  Events Giving Rise to Escrow Payments and Payments to
Acquisition. (a) Upon the complete resolution of the status of Account numbered 01-212456 on the books of the bank on the date hereof (the "Account"), whether by litigation, settlement or otherwise, the Escrow Agent shall pay out of Escrow Fund A to Acquisition or its assignees an amount equal to (i) any judgment, settlement or award assessed against or any other liability charged to the Subsidiary relating to the Account net of the Tax Effect and (ii) any costs which Acquisition or the Subsidiary shall have reasonably incurred in the resolution or settlement of the above matter, such cost shall include, but are not limited to, reasonable legal, accounting, investigative support, and other fees and expenses net of the Tax Effect.
Upon such resolution the Escrow Agent shall pay to the Former Stockholders and Option Holders, pursuant to Section 6, Escrow Fund A, less those liabilities, costs, fees and expenses paid to Acquisition pursuant to the forgoing sentence.

(b) Upon the running of all statute of limitations applicable to any and all claims related to the Account, the Escrow Agent shall pay out of Escrow Fund A to Acquisition or its assignees an amount equal to (i) any judgment, settlement or award assessed against or any other liability charged to the Subsidiary relating to the Account net of the Tax Effect and (ii) any costs which Acquisition or the Subsidiary shall have reasonably incurred in the resolution or settlement of the above matter, such cost shall include, but are not limited to, reasonable legal, accounting, investigative support, and other fees and expenses net of the Tax Effect. Upon the running of such statutes of limitation the Escrow Agent shall pay to the Former Stockholders and Option Holders, pursuant to Section 6, Escrow Fund A, less those liabilities, costs, fees and expenses paid to Acquisition pursuant to the forgoing sentence.

(c) Within 30 days after the third anniversary of the Closing, the Escrow Agent shall pay out of Escrow Fund B to Acquisition or its assignees an amount equal to (i) gross loan charge-offs -- in excess of (x) the amount previously reserved as of July 31, 1996, as shown on Exhibit C, and (y) those payments on associated loan guarantees actually received (with the maximum amount of such guarantees shown on Exhibit C) -- as recorded on the books and records of the Bank, during the term of Escrow Fund B, on any or all of the loans identified on Exhibit C, net of the Tax Effect; less the aggregate gross amount of loans collected or recovered by the Bank, net of the Tax Effect, from the Closing until the third anniversary thereof, for those loans previously charged off on the books and records of the Bank and listed on Exhibit B, and (ii) all fees, costs and expenses reasonably incurred by Acquisition or the Subsidiary relating to the collection, recovery, or attempt thereof, of the loans identified on Exhibit B and C, net of the Tax Effect. Within 30 days after the third anniversary of the Closing, the Escrow Agent shall pay to the Former Stockholders and Option Holders, pursuant to Section 6, Escrow Fund B, less those amounts paid to Acquisition pursuant to the forgoing sentence.

(d) Illustrative examples of calculations have been attached hereto to assist in the preparation of payment calculations, however the language of this Agreement shall take precedence over such examples in all circumstances.

SECTION 6  Escrow Payment to Former Stockholders and Option Holders.

(a) Each Escrow Payment shall be payable to the Former Stockholders and the Option Holders in the following portions:

(i)	The Former Stockholders shall receive that portion determined by multiplying the Escrow Payment by a fraction the numerator of which is (A) number of shares of Company Common Stock owned by all the Former Stockholders ("Number of Shares") and the denominator of which is (B) the Number of Shares plus the sum of all the Number of Options held by all the Option Holders (the "Former
Stockholders Sum");

(ii)	The Option Holders shall receive that portion equal to the Escrow
Payment less the Former Stockholders Sum (the "Option Holders Sum").

(b) Upon the occurrence of an event giving rise to an Escrow Payment, the Escrow Agent shall disburse to each Former Stockholder a pro rata share of the Former Stockholders Sum determined by multiplying the Former Stockholders Sum by a fraction the numerator of which is (A) the number of shares of Company Common Stock owned by the a Former Stockholder and the denominator of which is (B) the Number of Shares.

(c) Upon the occurrence of an event giving rise to an Escrow Payment, the Escrow Agent shall disburse to each Option Holder a pro rata share of the Option Holders Sum determined by multiplying the Option Holders Sum by a fraction the numerator of which is (A) the Number of Options held by an Option Holder and the denominator of which is (B) the sum of all the Number of Options held by all the Option Holders.

SECTION 7 Periodic Reports to Former Stockholders. For so long as any of the Escrow Funds provided for herein remain in effect, Acquisition shall, not less than annually, provide a written report to the Former Stockholders regarding the status of judgments, settlements or awards assessed against the Bank pursuant to the Account and collections, recoveries, write offs and write downs of the loans identified on Exhibits B and C hereof. The first such report shall be due within thirty days after the first anniversary of the Closing and thereafter within 30 days of any subsequent anniversary. Reports shall be mailed to each Former Stockholder at the last address of record at the Bank. Each such report shall be certified by the Chief Financial Officer and the Senior Lending Officer of the Bank as true and correct in all material respects. At the written request of Former Stockholders who, in the aggregate, held a minimum of 20% of the outstanding shares of the Company Common Stock, the cost of which shall be charged against Escrow Fund B as an expense of the escrow, Acquisition shall retain an independent loan analyst not otherwise retained by or affiliated with Acquisition or any affiliate thereof, to review and report to the Former Stockholders, on the status of the loans identified on Exhibit B and C, on the efforts of Acquisition and the Subsidiary to maximize recoveries and collection of such loans, and on the reasonableness of expenses incurred by Acquisition and the Subsidiary in connection therewith. No more than one such request need be honored by Acquisition in any 12 month period.

SECTION 8  Limitations on Liability of Escrow Agent; Indemnification.

(a) The Escrow Agent shall have no responsibility or liability for any diminution of the Escrow Funds which may result from any investment made pursuant to Section 3 above.

(b) The Escrow Agent shall not be responsible for the genuineness of any signature or document presented to it pursuant to this Agreement and may rely conclusively upon and shall be protected in acting upon any arbitration or judicial order or decree, certificate, notice, request, consent, statement, instruction or other instrument believed by it in good faith to be genuine or to be signed or presented by the proper person hereunder, or duly authorized by such person or properly made. The Escrow Agent may require such evidence, documents, certificates or opinions as it deems appropriate.

(c) Before taking any action under this Agreement if in doubt regarding its obligations, the Escrow Agent may file an appropriate action with, and seek instruction from, an arbitrator or any court of competent jurisdiction in the State of California (the "Court") in accordance with the terms and provisions of this Agreement.

(d) The Escrow Agent may retain counsel and act in reliance upon the advice of such counsel in all matters pertaining to this Agreement and shall not be liable for any action taken or omitted by it in good faith in accordance with such advice.

(e) The duties and obligations of the Escrow Agent under this Agreement shall be governed solely by the provisions of this Agreement. The Escrowee shall have no duties other than the duties expressly imposed upon it in this Agreement and shall not be required to take any action other than in accordance with the terms hereof.

(f) In the event of any controversy or dispute under this Agreement or with respect to any question as to the construction of this Agreement, or any action to be taken by the Escrow Agent hereunder, the Escrow Agent shall incur no liability for any action taken or suffered in good faith. The Escrow Agent shall be liable only for gross negligence or willful misconduct on its part.

(g) The parties hereto jointly and severally shall forever indemnify, defend and hold harmless the Escrowee from and against any costs, losses, expenses (including reasonable attorneys' fees), damages, liabilities and judgments incurred by the Escrow Agent as a consequence of any action taken or omitted to be taken by it in the performance of its obligations under this Agreement, with the exception of any costs, losses, expenses, liabilities and damages arising from the Escrow Agent's gross negligence or willful misconduct.

SECTION 9 Fees and Expenses of Escrowee. The Escrow Agent's fees shall be paid by the Surviving Corporation. The expense of an audit or review requested by the Former Stockholders, pursuant to Section 7, shall be paid for out of Escrow Fund B.

SECTION 10 Notices and Communications. Any notice or other communication under this Agreement shall be in writing or by written telecommunication. A notice or other communication to a party shall be deemed to have been duly given or made on the earlier of (a) the date of receipt or
(b) 4 business days after the date posted by registered or certified mail, return receipt requested, in any post office in the United States of America, postage prepaid, and addressed to the party at the address set forth in
Section 9.08 of the Merger Agreement or at such other address as such party shall designate by written notice to the other parties.

SECTION 11 Term; Amendments; Successors. This Agreement shall continue until the date on which all of the Escrow Funds have been distributed as provided in Sections 5 and 6 hereof. This Agreement may be amended only in writing by an instrument signed by all parties and shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

SECTION 12 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which taken together shall constitute one and the same instrument. In making proof of this Agreement it shall be necessary to produce or account for only one such counterpart signed by or on behalf of the party sought to be charged herewith.

SECTION 13 Entire Agreement. This Agreement contains the entire agreement and understanding of the parties with respect to the transactions contemplated hereby. No prior agreement, either written or oral, shall be construed to change, amend, alter, repeal or invalidate this Agreement.

SECTION 14 Best Efforts. Acquisition and the Subsidiary agree to use their best efforts, consistent with reasonable and fiscally prudent collection practices, to collect the maximum feasible amount of the loans identified in Exhibit C and to maximize the amount of recoveries on the loans identified in Exhibit B.

SECTION 15 Intended Beneficiaries. This Agreement is intended to be for the primary benefit of the Former Stockholders, and it is expressly acknowledged and agreed by the parties hereto that its provisions may be enforced by such Former Stockholders, or any one or more of them, in accordance with its provisions.

SECTION 16 Miscellaneous. (a) The headings set forth in this Agreement are for convenience of reference only and do not, and shall not be construed to, limit or otherwise define the terms or provisions of this Agreement or otherwise have any substantive effect.

(b) As used in this Agreement, where appropriate, the singular shall include the plural, and the masculine, the feminine and neuter genders, and vice versa.

(c) If any term or provision of this Agreement is held to be invalid as applied to any fact or circumstance, it shall be modified to the minimum extent necessary to render it valid and in any event shall not affect the validity of any other term or provision or of the same term or provision as applied to any other fact or circumstance.

(d) This Agreement is made in, and shall be construed and enforced in accordance with, the internal (and not the conflicts) laws of the State of California.

(e) The parties are entering into this Agreement in a spirit of good faith and shall cooperate with one another in making effective all the terms and provisions of this Agreement. Before, at and, as the case may be, after closing each party shall execute, acknowledge and deliver such documents and take any and all other actions necessary or proper to render all the terms and provisions of this Agreement effective and to enable the party requesting the cooperation to exercise and enjoy the rights granted to it in or contemplated by this Agreement.

(f) No delay or failure (or repeated delays or failures) in exercising any right, power or privilege under this Agreement shall operate as a waiver of the right, power or privilege (or of any other right, power or privilege). No waiver of a breach of a provision shall constitute a waiver of a breach of any other provision or of a prior or subsequent breach of the same provision. No extension of time of performance of an act or obligation under this Agreement shall constitute an extension of time of performance of any other act or obligation.

* * * SIGNATURES APPEAR ON FOLLOWING PAGE * * *


IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.



TRP ACQUISITION CORP., a Delaware
corporation

By:		    /s/  Denis Daly, Sr.

Name:

Title:		President




TRANS PACIFIC BANCORP, a California
corporation

By:		     /s/ Eddy S. F. Chan

Name:

Title:		  President




TRANS PACIFIC BANK, N.A., a National
Banking corporation


By:

Name:

Title:

Exhibit A: AGREEMENT AND PLAN OF MERGER is attached above to this Proxy Statement as Appendix A

Exhibit B
                  Certain Loans Previously Charged Off on the
                         Books and Records of the Bank


                                         				NET AMOUNT TO BE
                                         				RECOVERED AS OF
     	LOAN NUMBER			                          JULY 31, 1996

     	1801736-3	                                 22,962

     	1800469-7	                                  6,186

     	1901059	                                    4,440

     	1803475-6	                                 92,818

     	1804235-9                                	101,094

     	1803611-2	                                106,169

     	1800180-9 and 10	                         437,194

Exhibit C

                 Certain Loans Presently Outstanding on the
                        Books and Records of the Bank


                                    							LOAN LOSS
                                     							RESERVES
              				  BALANCED OWED 			      ALLOCATED			      GUARANTEED
	LOAN NUMBER			     JULY 31, 1996			     JULY 31, 1996			      PORTION
	1800055-14	           635,000	            (127,847)

	1802904-1	            200,000	              (1,500)	          80,000

	1804158-2 and 5	      289,179             	(14,815)

Examples

                        Illustrative Examples of Escrow
                             Payment Calculation

Example 1:

Charge-offs (Exhibit C), net of reserves & taxes:	$200,000
Recoveries, net of tax (from Exhibit B loans):	   $200,000
Expenses incurred, net of tax:	                    $50,000

Escrow Payment Calculation:
To Acquisition:
		         Charge-offs less recoveries plus expenses
         		$200,000 - $200,000 + $50,000 = $50,000

         		Payment to Acquisition is $50,000.

To Former Stockholders and Option Holders:
         		Escrow Fund B less payment to Acquisition
         		$440,626 +/- any interest income or loss - $50,000 = $390,626 +/-
           any interest	income or loss

         		Payment to Former Stockholders and Option Holders is $390,626 +/-
           any interest	income or loss


Example 2:

Charge-offs (Exhibit C), net of reserves & taxes:	$200,000
Recoveries, net of tax (from Exhibit B loans):	   $250,000
Expenses incurred, net of tax:	                    $75,000

Escrow Payment Calculation:
To Acquisition:
         		Charge-offs less recoveries plus expenses
         		$200,000 - $250,000 + $75,000 = $25,000

         		Payment to Acquisition is $25,000.


To Former Stockholders and Option Holders:
         		Escrow Fund B less payment to Acquisition
         		$440,626 +/- any interest income or loss - $25,000 = $415,626 +/-
           any interest	income or loss -

         		Payment to Former Stockholders and Option Holders is $415,626 +/-
           any interest	income or loss


Example 3:

Charge-offs (Exhibit C), net of reserves & taxes:	$100,000
Recoveries, net of tax (from Exhibit B loans):   	$300,000
Expenses incurred, net of taxes:	                  $50,000

Escrow Payment Calculation:
To Acquisition:
         		Charge-offs less recoveries plus expenses
         		$100,000 - $300,000 + $50,000 = -$150,000

         		Payment to Acquisition is $0.

To Former Stockholders and Option Holders:
         		Escrow Fund B less payment to Acquisition
         		$440,626 +/- any interest income or loss - - $0 = $440,626 +/- any
           interest	income or loss -

		         Payment to Former Stockholders and Option Holders is $440,626 +/-
           any interest	income or loss


                             APPENDIX C - VOTING AGREEMENT

THIS VOTING AGREEMENT (this "Agreement") dated as of the 18th day of October, 1996, is by and among TRP Acquisition Corp., an Delaware corporation ("Acquisition") and each of the shareholders and directors of Trans Pacific Bancorp, a California Corporation (the "Company") who has executed the signature page attached hereto (individually, the "Shareholder," and collectively, the "Shareholders").

                                   R E C I T A L S:

WHEREAS, as of the date hereof, there are 1,120,195 shares of voting stock of the Company, no par value per share (the "Company Common Stock"), issued and outstanding and each of the Shareholders is the owner of the number of shares of the Company Common Stock as is set forth opposite such Shareholder's name on the signature page attached hereto and such number of shares represents approximately the percentage of the issued and outstanding shares of the capital stock of the Company which is also set forth thereon opposite such Shareholder's name;

WHEREAS, Acquisition desires to acquire the Company by means of a merger
(the "Merger") with and into the Company pursuant to an Agreement and Plan of Merger dated as of the date herewith (the "Merger Agreement");

WHEREAS, Acquisition is unwilling to expend the substantial time, effort and expense necessary to implement the proposed Merger, including applying for and obtaining necessary approvals of federal banking authorities, unless each of the Shareholders enters into this Agreement; and

WHEREAS, each of the Shareholders believes it is in his or her best interests as well as the best interests of the Company for the Merger to be consummated.

                                A G R E E M E N T S:

In consideration of the covenants and agreements of the parties herein contained and as an inducement to Acquisition to incur the expenses associated with the Merger, the parties hereto, intending to be legally bound, agree as follows:

SECTION 1 Representations and Warranties. Each of the Shareholders represents and warrants that as of the date hereof he or she owns beneficially and of record the number of shares of the Company Common Stock as is set forth opposite such Shareholder's name on the signature page of this Agreement, and that as of the Closing (as defined in the Merger Agreement), all of such shares will be free and clear of all liens, pledges, security interests, claims, encumbrances, options and agreements to sell. Each of the Shareholders represents and warrants that such Shareholder has the sole voting power with respect to such shares of the Company Common Stock.

SECTION 2 Voting Agreement. Each of the Shareholders hereby agrees to vote all shares of the Company Common Stock now or at any time hereafter owned or controlled by him or her (the "Subject Shares") in favor of the Merger Agreement and the Merger at any meeting of shareholders of the Company called, or in connection with the solicitation of any written shareholders' consents, for the purpose of approving the Merger Agreement and the Merger. Each of the Shareholders further agrees not to vote his or her Subject Shares in favor of any acquisition of stock or of all or substantially all of the assets of the Company by any party other than Acquisition or any wholly-owned subsidiary of Acquisition prior to the termination of this Agreement. Each of the Shareholders agrees that none of his or her Subject Shares shall be transferred to a third party transferee unless as a condition of such transfer the third party transferee shall execute a voting agreement in form acceptable to Acquisition (and substantially in the form of this Agreement) and such voting agreement shall be deemed a supplement to this Agreement to which all shares of the Company Common Stock then or thereafter acquired by the third party transferee shall be subject. Subject to the Shareholder's fiduciary duty as a director and as set forth in Section 5.02 of the Merger Agreement, at Acquisition's request, each of the Shareholders shall use his or her best efforts to cause any necessary meeting of shareholders of the Company to be duly called and held or any necessary consents of shareholders to be obtained for the purpose of approving the Merger Agreement and the Merger.

SECTION 3 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Acquisition or any of its Affiliates (as such term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended) any direct or indirect ownership or incidence of ownership of or with respect to any shares of the Company Common Stock. All rights, ownership and economic benefits of and relating to the Subject Shares owned by each of the Shareholders shall remain and belong to each such Shareholder and neither Acquisition nor any of its Affiliates shall have any authority pursuant to this Agreement to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct any of the Shareholders in the voting of any of the shares of the Company Common Stock, except as otherwise expressly provided herein and in the Merger Agreement, or in the performance of his or her duties or responsibilities as a shareholder of the Company.

SECTION 4 Amendment and Modification. This Agreement may be amended, modified or supplemented at any time by written approval of such amendment, modification or supplement by the Company, Acquisition and the Shareholders.

SECTION 5 Entire Agreement. This Agreement evidences the entire agreement among the parties with respect to the matters provided for herein, superseding all prior oral or written agreements or understandings. There have been and are no promises, restrictions, agreements or understandings among the parties with respect to the subject matter hereof other than those set forth herein and in the Merger Agreement and written agreements related thereto. Except for the Merger Agreement and the other written agreements contemplated therein, this Agreement supersedes any agreements among any of the Company, its shareholders, or Acquisition concerning the acquisition, disposition or control of the Company Common Stock.

SECTION 6 Remedies. Each of the Shareholders understands and acknowledges that if he or she should breach any of his or her covenants contained in this Agreement, the damage to Acquisition would be indeterminable in view of the inability to measure the ultimate value and benefit to Acquisition resulting from its contemplated future ownership and control of the Company, and that Acquisition therefore would not have an adequate remedy at law in respect of any such breach. Each of the Shareholders therefore agrees that in addition to any other remedy available to Acquisition at law or in equity, Acquisition shall be entitled to specific performance of this Agreement by such Shareholder upon application to any court having jurisdiction over the parties.

SECTION 7 Severability. If any provision of this Agreement shall be deemed invalid or inoperative, or in the event a court of competent jurisdiction determines that any of the provisions of this Agreement contravene public policy in any way, this Agreement shall be construed so that the remaining provisions shall not be affected, but shall remain in full force and effect, and any such provisions which are invalid or inoperative or which contravene public policy shall be deemed, without further action or deed on the part of any person, to be modified, amended and/or limited, but only to the extent necessary to render the same valid and enforceable.

SECTION 8 Successors; Assignment. This Agreement shall be binding upon and inure to the benefit of the Company and Acquisition, and their successors and permitted assigns, and each of the Shareholders and such Shareholder's spouse and their respective executors, personal representatives, administrators, heirs, legatees, guardians and other legal representatives. This Agreement shall survive the death or incapacity of any Shareholder. This Agreement may be assigned only by Acquisition, and then only to an Affiliate of Acquisition. Nothing in this Agreement, expressed or implied, is intended to confer upon any person other than a party to this Agreement any rights or remedies of any nature whatsoever under or by reason of this Agreement.

SECTION 9 Waiver of Compliance; Consents. Any failure of Acquisition on the one hand, or the Shareholders, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived in writing by the party entitled to the performance of such obligation, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth above.

SECTION 10 Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the meaning, construction or interpretation of any provision of this Agreement. This Agreement may be executed in several counterparts each of which shall be deemed an original and shall bind the signatory, but all of which together shall constitute but one and the same instrument.

SECTION 11 Governing Law. The validity, construction, enforcement and effect of this Agreement shall be governed by the internal laws of the State of California.

SECTION 12 Termination. Notwithstanding any other provision of this Agreement, this Agreement shall automatically terminate on the earlier of:
(a) the date of termination of the Merger Agreement as set forth in Article 8 thereof, as such termination provisions may be amended by the Company and Acquisition from time to time; or (b) the Effective Time, as defined in the Merger Agreement.

* * * SIGNATURES ON FOLLOWING PAGE * *


IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

TRP ACQUISITION CORP., a Delaware
corporation

By:    		/s/  Denis Daly, Sr.

Name:

Title:		 President




***SIGNATURES OF SHAREHOLDERS APPEARS ON FOLLOWING PAGES***


                                             			PERCENTAGE
	SHAREHOLDER	            SHARES OWNED	          OWNERSHIP

                         			52,083	                4.65%
	(Signature)
	James A. Babcock
	(Typed or Printed Name)

                         			27,483	                2.45%
	(Signature)
	Eddy S.F. Chan
	(Typed or Printed Name)
                          		23,333	                2.08%
	(Signature)
	Frankie G. Lee
	(Typed or Printed Name)
                          		21,833	                1.95%
	(Signature)
	John K. Lee
	(Typed or Printed Name)
                          		21,333	                1.90%
	(Signature)
	Masayuki Nakahira
	(Typed or Printed Name)
                          		19,183                	1.71%
	(Signature)
	John T. Stewart
	(Typed or Printed Name)
                          		25,343	                2.26%
	(Signature)
	Simon S. Teng
	(Typed or Printed Name)
                                             			PERCENTAGE
	SHAREHOLDER	            SHARES OWNED	          OWNERSHIP


                          		21,333                	1.90%
	(Signature)
	Frank K. W. Wong
	(Typed or Printed Name)
                          		32,133                	2.87%
	(Signature)
	John K. Wong
	(Typed or Printed Name)



                     APPENDIX D - OPTION AGREEMENT

                     THE TRANSFER OF THE OPTION GRANTED

             BY THIS AGREEMENT IS SUBJECT TO RESALE RESTRICTIONS


OPTION AGREEMENT, dated as of October 18, 1996 (the "Agreement"), between TRANS PACIFIC BANCORP., a California corporation ("Issuer"), and TRP ACQUISITION CORP., a Delaware corporation ("Grantee").

WITNESSETH:

WHEREAS, Issuer and Grantee have entered into a Merger Agreement, dated as of October 18, 1996 (the "Merger Agreement"), which was executed by the parties hereto prior to the execution of this Agreement; and

WHEREAS, as a condition and inducement to Grantee's entering into the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Option (as defined below).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

SECTION 1. Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to 222,919 fully paid and non-assessable shares of common stock, no par value per share of Issuer ("Issuer Common Stock") (which number of shares is equal to 19.9% of the number of outstanding shares of Issuer Common Stock on the date hereof), at a price of $8.00 per share (the "Initial Price"); PROVIDED, HOWEVER, that in the event Issuer issues or agrees to issue any additional shares of Issuer Common Stock at a price less than the Initial Price (other than up to 103,750 shares pursuant to existing stock options), as adjusted pursuant to Section 5(b) hereof, such price shall be equal to such lesser price (such price, as adjusted, is hereinafter referred to as the "Option Price"). The number of shares of Issuer Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

SECTION 2. (a) Grantee may exercise the Option, in whole or part, at any time and from time to time following the occurrence of a Purchase Event (as defined below); PROVIDED that the Option shall terminate and be of no further force and effect upon the earliest to occur of (i) the time immediately prior to the effective time of the Merger pursuant to Section 1.05 of the Merger Agreement, (ii) 12 months after the first occurrence of a Purchase Event, (iii) upon the termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event (other than a termination of the Merger Agreement by Grantee pursuant to Sections 8.01(b) thereof), or (iv) 12 months after the termination of the Merger Agreement by Grantee pursuant to Sections 8.01(b) thereof as a result of any material breach of the Merger Agreement by Issuer. The events described in clauses (i) - (iv) in the preceding sentence are hereinafter collectively referred to as an "Exercise Termination Event."

(b)	The term "Purchase Event" shall mean any of the following events or transactions occurring on or after the date hereof and prior to an Exercise Termination Event, and which are not in violation of Issuer's articles of incorporation:

(i)	Issuer without having received Grantee's prior written
consent, shall have entered into any letter of intent or definitive agreement to engage in an Acquisition Transaction (as defined below) with any person (as defined below) other than Grantee or any of its subsidiaries (each a "Grantee Subsidiary") or the Board of Directors of Issuer shall have recommended that the stockholders of Issuer approve or accept any Acquisition Transaction with any Person (as the term "person" is defined in Section 3(a)9 and 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations thereunder) other than Grantee or any Grantee Subsidiary. For purposes of this Agreement, "Acquisition Transaction" shall mean (x) a merger, consolidation or other business combination involving Issuer or Subsidiary (as defined in the Merger Agreement), (y) a purchase, lease or other acquisition of more than 25% of the consolidated assets of Issuer and Subsidiary, in a single transaction or series of transactions, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of Beneficial Ownership (as the term "beneficial ownership" is defined in Regulation 13d-3(a) of the Exchange Act, except that for purposes of this Agreement such term shall not include voting stock held by a reporting person meeting the requirements for a filing under Schedule 13G of the Exchange
Act) of securities representing 20% or more of the voting power of Issuer or Subsidiary;

(ii)	Any Person (other than Grantee or any Grantee Subsidiary)
shall have acquired Beneficial Ownership of 20% or more of the outstanding shares of Issuer Common Stock or the voting stock of Subsidiary ("Bank Stock");

(iii)	Any Person (other than Grantee or any Grantee Subsidiary)
shall have made a BONA FIDE proposal to Issuer or, by a public announcement or written communication that is or becomes the subject of public disclosure, to Issuer's stockholders to engage in an Acquisition Transaction (including, without limitation, any situation in which any Person other than Grantee or any Grantee Subsidiary shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act), or shall have made a filing under applicable securities laws, with respect to a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would have Beneficial Ownership of 20% or more of the then outstanding shares of Issuer Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer", respectively));

(iv)	The meeting of the holders of Issuer Common Stock for the
purpose of voting on the Merger Agreement, shall not have been held or shall have been canceled prior to termination of the Merger Agreement, or Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to Grantee the recommendation of Issuer's Board of Directors that Issuer's stockholders approve the Merger Agreement; or

(v)	Any Person (other than Grantee or any Grantee Subsidiary)
shall have filed an application or notice in draft or final form with the Office of the Comptroller of the Currency ("OCC"), or the Board of Governors of The Federal Reserve System ("FRB") for approval to engage in an Acquisition Transaction.

 (c)	Issuer shall notify Grantee promptly in writing of the occurrence of any Purchase Event; PROVIDED, HOWEVER, that the giving of such notice by Issuer shall not be a condition to the right of Grantee to exercise the Option.

(d)	In the event that Grantee is entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the "Option Notice" and the date of which being hereinafter referred to as the "Notice Date") specifying (i) the total number of shares of Issuer Common Stock it will purchase pursuant to such exercise and (ii) the time (which shall be on a business day that is not less than three nor more than ten business days from the Notice Date) on which the closing of such purchase shall take place (the "Closing Date"); such closing to take place at the principal office of the Issuer; PROVIDED, THAT, if prior notification to or approval of the OCC, the FRB, the Federal Deposit Insurance Corporation ("FDIC") or any other Governmental Authority is required in connection with such purchase (each, a "Notification" or an "Approval," as the case may be), (a) Grantee shall promptly file the required notice or application for approval ("Notice/Application"), (b) Grantee shall expeditiously process the Notice/Application and (c) for the purpose of determining the Closing Date pursuant to clause (ii) of this sentence, the period of time that otherwise would run from the Notice Date shall instead run from the later of (x) in connection with any Notification, the date on which any required notification periods have expired or been terminated and (y) in connection with any Approval, the date on which such approval has been obtained and any requisite waiting period or periods shall have expired. For purposes of Section 2(a) hereof, any exercise of the Option shall be deemed to occur on the Notice Date relating thereto. On or prior to the Closing Date, Grantee shall have the right to revoke its exercise of the Option by written notice to the Issuer given not less than three business days prior to the Closing Date.

(e)	At the closing referred to in Section 2(d) hereof, Grantee shall pay to Issuer the aggregate purchase price for the number of shares of Issuer Common Stock specified in the Option Notice in immediately available funds by wire transfer to a bank account designated by Issuer; PROVIDED, HOWEVER, that failure or refusal of Issuer to designate such a bank account shall not preclude Grantee from exercising the Option.

(f)	At such closing, simultaneously with the delivery of immediately available funds as provided in Section 2(e) hereof, Issuer shall deliver to Grantee a certificate or certificates representing the number of shares of Issuer Common Stock specified in the Option Notice and, if the Option should be exercised in part only, a new Option evidencing the rights of Grantee thereof to purchase the balance of the shares of Issuer Common Stock purchasable hereunder.

(g)	Certificates for Issuer Common Stock delivered at a closing
hereunder shall be endorsed with a restrictive legend substantially as follows:

The transfer of the shares represented by this certificate is subject to resale restrictions arising under applicable federal and state securities laws and to certain provisions of a Merger Agreement by and between Trans Pacific Bancorp and TRP Acquisition Corp. dated as of October 18, 1996. A copy of such agreement is on file at the principal office of Trans Pacific Bancorp and will be provided to the holder hereof without charge upon receipt by Trans Pacific Bancorp of a written request therefor.

It is understood and agreed that: (i) the reference to the resale restrictions in the above legend shall be removed by delivery of substitute certificate(s) without such reference if Grantee shall have delivered to Issuer a copy of a letter from the staff of the Securities and Exchange Commission or the Governmental Authority responsible for administering any applicable state securities laws or an opinion of counsel reasonably satisfactory to Issuer to the effect that such legend is not required for purposes of applicable federal or state securities laws; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

(h)	Upon the giving by Grantee to Issuer of an Option Notice and the tender of the applicable purchase price in immediately available funds on the Closing Date, unless prohibited by applicable law, Grantee shall be deemed to be the holder of record of the number of shares of Issuer Common Stock specified in the Option Notice, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Issuer Common Stock shall not then actually be delivered to Grantee. Issuer shall pay all expenses and other charges that may be payable in connection with the preparation, issuance and delivery of stock certificates under this
Section 2 in the name of Grantee.

SECTION 3.	Issuer agrees:  (i) that it shall at all times until the
termination of this Agreement have reserved for issuance upon the exercise of the Option that number of authorized and reserved shares of Issuer Common Stock equal to the maximum number of shares of Issuer Common Stock at any time and from time to time issuable hereunder, all of which shares will, upon issuance pursuant hereto, be duly authorized, validly issued, fully paid, non-assessable, and delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights; (ii) that it will not, by amendment of its articles of incorporation or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; (iii) promptly to take all reasonable action as may from time to time be requested by the Grantee, at Grantee's expense (including (x) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. Section 18a and regulations promulgated thereunder and (y) in the event prior approval of or notice to the OCC, the FRB, the FDIC or any other Governmental Authority, under the National Banking Act, the Bank Holding Company Act, the Change in Bank Control Act, or any other applicable federal or state banking law, is necessary before the Option may be exercised, cooperating with Grantee in preparing such applications or notices and providing such information to each such Governmental Authority as it may require in order to permit Grantee to exercise the Option and Issuer duly and effectively to issue shares of Issuer Common Stock pursuant hereto; and (iv) to take all action provided herein to protect the rights of Grantee against dilution.

SECTION 4.	This Agreement (and the Option granted hereby) are
exchangeable, without expense, at the option of Grantee, upon presentation and surrender of this Agreement at the principal office of Issuer, for other agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Issuer Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any agreements and related Options and options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date.

SECTION 5.	The number of shares of Issuer Common Stock purchasable upon the exercise of the Option shall be subject to adjustment from time to time as follows:

(a)	In the event of any change in the Issuer Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Issuer Common Stock purchasable upon exercise hereof shall be appropriately adjusted and proper provision shall be made so that, in the event that any additional shares of Issuer Common Stock are to be issued or otherwise become outstanding as a result of any such change (other than pursuant to an exercise of the Option or pursuant to the exercise of options for up to 103,750 shares of Issuer Common Stock pursuant to presently outstanding stock options), the number of shares of Issuer Common Stock that remain subject to the Option shall be increased so that, after such issuance and together with shares of Issuer Common Stock previously issued pursuant to the exercise of the Option (as adjusted on account of any of the foregoing changes in the Issuer Common Stock), it equals 19.9% of the number of shares of Issuer Common Stock then issued and outstanding.

(b)	Whenever the number of shares of Issuer Common Stock purchasable upon exercise hereof is adjusted as provided in this Section 5, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of shares of Issuer Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of Issuer Common Stock purchasable after the adjustment.

SECTION 6.	(a)  Following the occurrence of a Purchase Event that
occurs prior to an Exercise Termination Event, Issuer shall notify Grantee promptly in the event that Issuer is in the process of registration with respect to an underwritten public offering of shares of Issuer Common Stock, and Grantee (whether on its own behalf or on behalf of any subsequent holder of the Option (or part thereof) or of any of the shares of Issuer Common Stock issued pursuant hereto) shall have the right to have any shares issued and issuable pursuant to the Option included in the registration statement with respect to such offering, in order to permit the sale or other disposition of any shares of Issuer Common Stock issued upon total or partial exercise of the Option ("Option Shares") in accordance with any plan of disposition requested by Grantee; PROVIDED, HOWEVER, that if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering, the inclusion of the Option Shares in such registration would interfere materially with the successful marketing of the shares of Issuer Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; PROVIDED, HOWEVER, that after any such required reduction the number of Option Shares to be included in such offering for the account of Grantee shall constitute at least 20% of the total number of shares of Grantee and Issuer covered in such registration statement. Grantee shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. In connection with any such registration, Issuer and Grantee shall provide each other with representations, warranties, indemnities and other agreements customarily given in connection with such registrations. If requested by Grantee in connection with such registration, Issuer and Grantee shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating themselves in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements.

(b)	Concurrently with the filing of a registration statement under
Section 6(a) hereof, Issuer shall also make all filings required to comply with state securities laws in such states as Grantee may reasonably request.
(c)	The expenses of any registration or state securities law
compliance under this Section 6, except for underwriting discounts, broker's fees and commissions and fees and disbursements of Grantee's counsel related thereto, shall be borne by Issuer.

SECTION 7.	Issuer hereby represents and warrants to Grantee as follows:
(a)	Issuer has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly approved by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly executed and delivered by, and constitutes a valid and binding obligation of, Issuer, enforceable against Issuer in accordance with its terms, subject to any required Governmental Approval, and except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

(b)	Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Issuer Common Stock equal to the maximum number of shares of Issuer Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, non-assessable, and will be delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights.

(c)	The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with or violate any provision of the certificate of incorporation or By-laws of Issuer or the equivalent organizational documents of the Subsidiary of Issuer or, subject to obtaining any of the Regulatory Approvals, violate, conflict with or result in any breach of any provisions of, constitute a default (or an event which with notice or lapse of time or both would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of the Issuer or such Subsidiary under any of the terms, conditions or provisions of any note, bond, capital note, debenture, mortgage, indenture, deed of trust, license, lease, agreement, obligation, instrument, permit, concession, franchise, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Issuer or such Subsidiary or their respective properties or assets.

SECTION 8.	(a)  Neither of the parties hereto may assign any of its
rights or delegate any of its obligations under this Agreement or the Option created hereunder to any other Person without the express written consent of the other party, except that Grantee may assign this Agreement to a wholly owned subsidiary of Grantee and Grantee may assign its rights hereunder in whole or in part after the occurrence of a Purchase Event. The term "Grantee" as used in this Agreement shall also be deemed to refer to Grantee's permitted assigns.

(b)	Any assignment of rights of Grantee to any permitted assignee of
Grantee hereunder shall bear the restrictive legend at the beginning thereof substantially as follows:

The transfer of the option represented by this assignment and the related option agreement is subject to resale restrictions arising under applicable federal and state securities laws and to certain provisions of a Merger Agreement by and between Trans Pacific Bancorp and TRP Acquisition Corp. dated as of October 18, 1996. A copy of such agreement is on file at the principal office of Trans Pacific Bancorp and will be provided to any permitted assignee of the Option without charge upon receipt of a written request therefor.

SECTION 9.	Each of Grantee and Issuer will use its reasonable efforts
to make all filings with, and to obtain consents of, all third parties and Governmental Authorities necessary to the consummation of the transactions contemplated by this Agreement, including, without limitation, applying to the OCC, the FRB, the FDIC and any other Governmental Authority for approval to acquire the shares issuable hereunder.

SECTION 10.	The parties hereto acknowledge that damages would be an
inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

SECTION 11.	If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated.

SECTION 12.	All notices, requests, claims, demands and other
communications hereunder shall be deemed to have been duly given when delivered in person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

SECTION 13.	This Agreement, the rights and obligations of the parties
hereto, and any claims or disputes relating thereto shall be governed by and construed in accordance with the laws of the State of California (but not including the choice of law rules thereof).

SECTION 14.	This Agreement may be executed in two or more counterparts,
each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement and shall be effective at the time of execution and delivery.

SECTION 15.	Except as otherwise expressly provided herein, each of the
parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder.

SECTION 16.	Except as otherwise expressly provided herein or in the
Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

SECTION 17.	Capitalized terms used in this Agreement and not defined
herein but defined in the Merger Agreement shall have the meanings assigned thereto in the Merger Agreement.

SECTION 18.	Nothing contained in this Agreement shall be deemed to
authorize or require Issuer or Grantee to breach any provision of the Merger Agreement or any provision of law applicable to the Grantee or Issuer.

SECTION 19.	In the event that any selection or determination is to be
made by Grantee or the Owner hereunder and at the time of such selection or determination there is more than one Grantee or Owner, such selection shall be made by a majority in interest of such Grantees or Owners.

SECTION 20.	In the event of any exercise of the option by Grantee,
Issuer and such Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

SECTION 21.	Except to the extent Grantee exercises the Option, Grantee
shall have no rights to vote or receive dividends or have any other rights as a shareholder with respect to shares of Issuer Common Stock covered hereby.

* * * SIGNATURES ON FOLLOWING PAGE * * *


IN WITNESS WHEREOF, each of the parties has caused this Option Agreement to be executed on its behalf by their officers thereunto duly authorized, all as of the date first above written.




TRP ACQUISITION CORP., a Delaware
corporation

By:		   /s/  Denis Daly, Sr.

Name:

Title:		President



TRANS PACIFIC BANCORP, a California
corporation

By:	    /s/  Eddy S. F. Chan

Name:

Title:		President






                                  APPENDIX E
                               FAIRNESS OPINION

                     The Following is on the Letterhead of
                Baxter Fentriss and Company, Richmond, Virginia.



November 15, 1996

The Board of Directors
Trans Pacific Bancorp
46 Second Street
San Francisco, CA  94105-3440

Dear Members of the Board:

Trans Pacific Bancorp, San Francisco, California ("TPB") and Denis Daly Private Investor Group, Chicago, Illinois ("Investor Group") have entered into an Agreement providing for the acquisition of TPB by Investor Group ("Acquisition"). The terms of the Acquisition are set forth in the Agreement and Plan of Merger dated October 18, 1996.

The terms of the Acquisition provide that, with the possible exception of those shares as to which dissenters' rights may be perfected, each common share of TPB will be converted into the right to receive $8.61 cash subject to certain escrow arrangements ("Consideration").

You have asked our opinion as to whether the proposed transaction pursuant to the terms of the Acquisition are fair to the respective shareholders of TPB from a financial point of view.

In rendering our opinion, we have evaluated the consolidated financial statements of TPB available to us from published sources. In addition, we have, among other things: (a) to the extent deemed relevant, analyzed selected public information of certain other financial institutions and compared TPB from a financial point of view to the other financial institutions; (b) considered the historical market price of the common stock of TPB; (c) compared the terms of the Acquisition with the terms of certain other comparable transactions to the extent information concerning such acquisitions was publicly available; (d) reviewed the Agreement and Plan of Merger and related documents; and (e) made such other analyses and examinations as we deemed necessary. We have met with various senior officers of TPB and Investor Group to discuss the foregoing as well as other matters that may be relevant.

We have not independently verified the financial and other information concerning TPB, or Investor Group or other data which we have considered in our review. We have assumed the accuracy and completeness of all such information; however, we have no reason to believe that such information is not accurate and complete. Our conclusion is rendered on the basis of securities market conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of TPB and Investor Group as they exist and are known to us as of September 30, 1996.

We have acted as financial advisor to TPB in connection with the Acquisition and will receive from TPB a fee for our services, a significant portion of which is contingent upon the consummation of the Acquisition.

It is understood that this opinion may be included in its entirety in any communication by TPB or the Board of Directors to the stockholders of TPB. The opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent.

Based on the foregoing, and subject to the limitations described above, we are of the opinion that the consideration is fair to the shareholders of TPB from a financial point of view.

Very truly yours,

(signed)

Baxter Fentriss and Company




                                 APPENDIX F
              CHAPTER 13 OF THE CALIFORNIA GENERAL CORPORATION LAW



                                 CHAPTER 13
                             Dissenters' Rights

Section 1300.	Shareholder in short-form merger; Purchase at fair market value;
"Dissenting shares"; "Dissenting shareholder"

(a)	If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b).
The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

(b)	As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

(1)	Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section
25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or
(B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

(2)	Which were outstanding on the date for the determination of
shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

(3)	Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4)	Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

(c)	As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

Section 1301.	Notice to holder of dissenting shares of reorganization
approval; Demand for purchase of shares;  Contents of demand

(a)	If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs
(3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section
1300, unless they lose their status as dissenting shares under Section
1309.

(b)	Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(c)	The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

Section 1302.	Stamping or endorsing dissenting shares

Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

Section 1303.	Dissenting shareholder entitled to agreed price with interest thereon;  When price to be paid

(a)	If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

(b)	Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

Section 1304.	Action by dissenters to determine whether shares are dissenting shares or fair market value of dissenting shares or both; Joinder of shareholders; Consolidation of actions; Determination of issues;
Appointment of appraisers

(a)	If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares
(Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

(b)	Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

(c)	On the trial of the action, the court shall determine the issues.  If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

Section 1305.	Duty and report of appraisers;  Court's confirmation of report;
Determination of fair market value by court;  Judgment and payment;
Appeal;  Costs of action

(a)	If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

(b)	If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

(c)	Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

(d)	Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

(e)	The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301, and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

Section 1306.	Prevention of payment to holders of dissenting shares of fair market value: Effect

To the extent that the provision of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceedings, such debt to be payable when permissible under the provisions of Chapter 5.

Section 1307.	Disposition of dividends upon dissenting shares

Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by corporation therefor.

Section 1308.	Rights and privileges of dissenting shares: Withdrawal of demand for payment

Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

Section 1309.	When dissenting shares lose their status

Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

(a)	The corporation abandons the reorganization.  Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

(b)	The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

(c)	The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(d)	The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

Section 1310.	Suspension of proceedings for compensation or valuation pending litigation

If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

Section 1311.	Shares to which chapter inapplicable

This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

Section 1312.	Attack on validity of reorganization or short-form merger;
Rights of shareholders;  Burden of proof

(a)	No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

(b)	If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, of under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

(c)	If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

                                APPENDIX G
                          TRANS PACIFIC BANCORP
                    FORM 10-K, FINANCIAL STATEMENTS AND FORM 10-Q

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549

                                Form 10-K

              Annual Report Pursuant to Section 13 or 15(d) of
                    the Securities Exchange Act of 1934

For the fiscal year ended December 31, 1995	ommission file number: 2-86902


TRANS PACIFIC BANCORP
(Exact name of registrant as specified in its charter)

California	94-2917713
(State or other jurisdiction of	(IRS Employer Identification No.)
incorporation or organization)

46 Second Street, San Francisco, California                           	94105
(Address of principal executive offices)                         	(Zip Code)

Registrant's telephone number, including area code:  	(415) 543-3377

Securities registered pursuant to Section 12(b) of the Act:  	None
Securities registered pursuant to Section 12(g) of the Act:  	None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES  X         NO

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any
amendment to this Form 10-K.          [ X ]

Aggregate market value of the voting stock held by non-affiliates of the registrant at February 29, 1996:

Common Stock, no par value,
$3,900,000

Number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date:

Class                                      Outstanding at February 29, 1996
Common Stock, no par value                                        1,118,195

Documents Incorporated by Reference:

PARTS I, II, & IV - Annual Report to Shareholders for the year ended December 31, 1995 ("1995 Annual Report").

PART III - The Proxy Statement for the Annual Meeting of Stockholders will be filed by registrant within 120 days after the end of the fiscal year covered by this report.



                                   	PART I
Item  1.  Business


General

	Trans Pacific Bancorp, a California Corporation ("Bancorp") is the Bank holding company of Trans Pacific National Bank (the "Bank"), its wholly owned subsidiary, a national bank conducting a commercial banking business which opened for business on August 21, 1984. Other than acting as the holding company for the Bank and as the lessee of the Bank's premises, Bancorp does not currently conduct any other substantial activities. Accordingly, the reported consolidated net income for 1995 resulted primarily from the Bank's operations.

	The Bank is headquartered in the "South of Market" area of the City of San Francisco and is engaged in a wide variety of business operations customarily conducted by independent commercial banks in California, including the acceptance of checking and savings deposits, the issuance of certificates of deposit, and the making of loans. The Bank's primary lending activities are commercial loans, commercial lines of credit and short-term real estate-related loans. Additionally, the Bank continues to provide credit to the communities from which it draws deposits, with added emphasis on small business loans in low and moderate income areas. To a lesser extent, the Bank has engaged in consumer lending in the form of loans to individuals for household, family and other personal expenditures. As of December 31, 1995, the Bank had net loans totalling $38.3 million. Commercial loans and lines of credit represent 48 percent of the Bank's total loan portfolio and real estate loans represent 46 percent, and consumer and other loans 6 percent.

	The Bank also offers safe deposit boxes, ATM cards, traveler's checks, collection accounts and other customary bank services to its customers. The Bank's customers are generally individuals who live or work in the vicinity of the Bank's offices, small to medium size businesses and professional firms. As of December 31, 1995, most of the Bank's deposits had been obtained from local individuals, small businesses, professional firms, and state and local governments. The Bank had approximately 2,000 accounts totalling over $57 million in deposits as of December 31, 1995. Demand deposits, both interest-bearing and non-interest bearing represent 65 percent of the Bank's total deposits portfolio, time deposits represent 33 percent, and savings deposits 2 percent.

	In 1988, the Bank opened its International Department to provide banking products for customers dealing in international trade. The International Department provides a broad range of trade finance products, such as foreign exchange and foreign drafts, import and export letters of credit, documentary collections, standby letters of credit, and bankers acceptances. The International Department provides the Bank with an opportunity to offer trade finance services to U.S.-based small business and middle-market customers, a service which is generally not offered by community banks. Bancorp's headquarters location in San Francisco, a major international port city, is ideally located for trade activity with Pacific Rim countries.

	Also, in 1988, the Bank opened its second branch office, in downtown Alameda, in order to expand into the East Bay market of Northern California. To supplement the Alameda branch's deposit base, the Bank in 1990 acquired the deposits of the Webster Street branch of Southern California Savings and Loan in Alameda. This acquisition of a large base of retail time deposits and savings accounts enabled the Bank to increase its market share and customer base in Alameda and the surrounding areas.


Competition

	The banking business in the Bank's market area, the San Francisco Bay Area, is extremely competitive and has become increasingly so in recent years as major California banks have entered the small-business loan market. Additionally, the Bank competes with agencies of foreign banks, savings and loans, credit unions, finance companies and other non-banking institutions, such as brokerage firms, insurance companies and investment banking firms, all who offer similar services to customers.

	Among the competitive advantages that larger financial institutions have are the resources and ability to conduct large-scale marketing campaigns and to allocate investment assets, including loans, to regions of higher demand and yield. The larger institutions also have higher lending limits available to customers with large credit needs. The Bank's current maximum legal lending limits to a single borrower and related parties was $1 million on an unsecured basis and $1.7 million on a fully secured basis.

	For borrowers requiring loans in excess of the Bank's legal lending limits, the Bank has underwritten and will continue to underwrite such loans on a participating basis with its correspondent banks and with other independent banks, retaining that portion of such loans that is within its lending limits.

	The Bank believes it can continue to successfully compete by emphasizing personal customer contact and by providing a higher degree of personalized banking service to its customers. While Management believes that its service approach can help build customer loyalty and can offset competitive disadvantages resulting from legal and regulatory constraints due to its size, no assurances can be given that the Bank will succeed in this extremely competitive industry.

Federal Reserve Monetary Policy

	The earnings of Bancorp are not only affected by general economic conditions, but also by the policies of various governmental regulatory authorities in the United States and abroad. In particular, the Federal Reserve System exerts a significant influence on interest rates and credit conditions, primarily through open market operations in U.S. Government securities, varying the discount rate on member bank borrowings and setting reserve requirements against deposits. Federal Reserve monetary policies have had a significant effect on the operating results of financial institutions in the past and are expected to continue to do so in the future.

Supervision and Regulation

	Under the Bank Holding Company Act (the Act), Bancorp is required to file reports of its operations with the Board of Governors of the Federal Reserve System (the Federal Reserve) and is subject to examination by regulators. Further, the Act restricts activities in which Bancorp may engage and the activities of any company in which the Bancorp owns more than 5 percent of the voting shares. Generally, permissible activities are limited to banking, the business of managing and controlling banks and activities closely related to banking as determined by the Federal Reserve.

	The Bank, as a national bank, is subject to regulation and examination by the Office of the Comptroller of the Currency (OCC), the Federal Reserve and the Federal Deposit Insurance Corporation. Additionally, there are numerous requirements and restrictions in the laws of the United States and the State of California affecting the Bank and its operations including: the requirement to maintain reserves against deposits; restrictions on the nature and amount of loans that it may make; requirements for community reinvestment;
restrictions relating to its investments; restrictions relating to the places at which it may operate branches and its ability to acquire other banks and financial institutions. Throughout 1993 and for part of 1994, the Bank was operating under a Formal Agreement with the OCC, which required specific capital ratios and required management to implement certain steps to strengthen the Bank's operations. The Formal Agreement was terminated in September 1994, as the Bank had achieved full compliance with its terms.

	Additionally, for part of 1993 and throughout 1994, Trans Pacific Bancorp operated under a Memorandum of Understanding (MOU) with the Federal Reserve
Bank, which required filing of progress reports and restricted certain operations, including the payment of cash dividends and issuance of additional debt. This MOU was terminated in February, 1995.

	Major regulatory changes affecting the Bank, and the financial services industry in general have occurred in the last several years and can be expected to occur increasingly in the future. The most significant recent change affecting banks was the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA). In addition to providing for the recapitalization of the Bank Insurance Fund, this law makes a number of far-reaching changes in the legal environment for insured banks, including reductions in insurance coverage for certain kinds of deposits, increases in consumer-oriented requirements and disclosures, and major revisions to conform the process of supervision and examination of depository institutions, with an emphasis on risk-weighted capital levels. It is expected that this law and any other current proposals for regulatory change should not have a material effect on the operations, capital resources or liquidity of Bancorp or the Bank.


Employees

	The Bank employed 35 full time equivalent persons at December 31, 1995. Management believes that its employee relations are excellent and that the compensation and benefits provided by the Bank to its employees are competitive. Benefits for Bank employees include stock options, an Employee Stock Ownership Plan and a 401(k) plan. Bancorp had no salaried employees at December 31, 1995.



STATISTICAL DISCLOSURES


I.	Distribution of Assets, Liabilities and Stockholders' Equity; Interest
Rates and Interest Differential

	Information on the distribution of assets, liabilities, and stockholder equity and on interest rates and interest differential is incorporated by references from pages 8 and 9 of the 1995 Annual Report.


II.	Investment Portfolio

Carrying Value of Investments, Maturity Ranges, Weighted Average Yield

	The following table list the carrying value, in thousands, and yield by expected remaining principal maturity date of the investment portfolio at December 31, 1995. The weighted average yield is calculated based on the amortized cost of securities.

                                                                     		Weighted
                                                                      		Average
Available for sale securities	      Amortized Cost	     Fair Value	       Yield

US Treasury securities
  and other government agency:
    Due within 1 year	              $       	4,511	     $	   4,519	       5.86%
    Due after 1 year through 5 years	        4,775	          4,784       	5.75%
                                            	9,286          	9,303       	5.80%

Mortgage-backed securities 	                 2,692	          2,699       	6.65%

Other securities:
    Due within 1 year	                         727            	725       	4.70%
    Due after 1 year through 5 years	          830            	780	       4.86%
    Due after 10 years	                        365            	365       	4.96%
                                            	1,922          	1,870       	4.96%

                                   	$      	13,900     	$  	13,872	       5.85%


	Other securities consist principally of corporate bonds. Expected remaining maturities may differ from remaining contractual maturities because borrowers have the right to prepay certain obligations with or without penalties.

	Information regarding the carrying value of investments at December 31, 1994 is incorporated by reference from pages 30 and 31 of the 1995 Annual Report.




III.	Loan Portfolio

Loans Outstanding by Type

	Information regarding types of domestic loans and loan concentrations at December 31, 1995 and 1994 is incorporated by reference from pages 21, 32 and 33 of the 1995 Annual Report. The Bank had no foreign loans at December 31, 1995.


Maturities and Sensitivity to Changes in Interest Rates

	Final loan maturities, in thousands, and rate sensitivities of the loan portfolio at December 31, 1995 are as follows:

                                 	Within	     One-Five	     After
	                                One Year	      Years    	Five Years	     Total

Loans at fixed interest rates:
    Commercial	                  $ 	5,124	       2,753	            -     	7,877
    Real Estate		                      18       	2,552          	500     	3,070
    Installment		                       7         	140            	-       	147
    Other		                            40           	-            	-        	40

Total fixed interest-rate loans	    5,189	       5,445	          500    	11,134

Loans at variable interest rates:
    Commercial	                    10,620           	-            	-	    10,620
    Real Estate	                   12,627       	2,345            	-	    14,972
    Installment 	                      20	           -	            -        	20
    Preference Line                	1,998           	-            	-     	1,998

Total variable interest-rate loans	25,265       	2,345            	-    	27,610

    Total	                       $	30,454       	7,790          	500    	38,744


Non Performing Assets

	Information on non-performing assets and risk elements is incorporated by reference from pages 12 and 13 of the 1995 Annual Report.


IV. Summary of Loan Loss Experience


Allocation of the Allowance for Loan Losses

	Information on the allocation of the allowance for loan losses by loan type is incorporated by reference from pages 13 through 15 of the 1995 Annual Report.




Annual Credit Loss Experience

	Information on annual credit loss experience is incorporated by reference from pages 15 and 16 of the 1995 Annual Report.


V.  Deposits


Average Amount and Rates Paid


	Information on average deposits amounts and rates paid on domestic deposits is incorporated by reference from page 9 of the 1995 Annual Report. At December 31, 1995 and 1994, deposits of foreign depositors were not material.


Time Certificates of Deposit Greater Than $100,000

	Information on time certificates of deposits greater than $100,000 is incorporated by reference from page 36 of the 1995 Annual Report.



VI. Return on Equity and Assets

                                                     	Years ended December 31,
                                          	1995            	1994         	1993

    Return on average assets	              0.73%	           0.30%	       (.89)%
    Return on average equity	              7.14%	           3.03%	      (9.90)%
    Dividend payout ratio	                    -               	-           	-
    Equity to assets ratio               	10.08%	          10.48%       	9.12 %



VII.                                   Short-Term Borrowings


	Outstanding amounts, in thousands, of selected short-term borrowings were as follows:

                                                     	Years ended December 31,
	                                          1995	             1994        	1993

Federal funds purchased and
  repurchase agreements:
Average amount outstanding	              $	  47               	.3          	293
Daily average rate	                        6.43%	            4.81%       	3.31%
Highest month-end balance	               $ 	900	                -        	2,049
Year-end balance	                        $   	-	                -            	-
Rate on outstandings at year end	             -                	-            	-

Other borrowed funds:
Average amount outstanding	              $ 	212              	885          	623
Daily average rate	                        6.10%	            5.22%       	 5.46%
Highest month-end balance	               $ 	454	            1,329        	1,006
Year-end balance	                        $ 	186              	540	          603
Rate on outstandings at year end	          5.24%            	5.15%	        4.61%



	Federal funds borrowed are repaid the following business day. Repurchase agreements and other borrowed funds generally have original maturities not exceeding 180 days.



Item 2.   Properties

	Bancorp and the Bank's headquarters are located at 46 Second Street in San Francisco, California in the city's downtown Financial District. The building, with 8,500 square feet of usable space is under lease, which expires in April, 2001, with a 3 year renewal option available under similar terms.

	The Bank maintains another branch at 1442 Webster Street in Alameda, California. The premises, purchased by Bancorp in 1988 and sold to the Bank in 1993, contains approximately 4,700 square feet.

	Bancorp believes that its facilities are well maintained and are generally adequate for its present and anticipated future needs.



Item 3.   Legal Proceedings

	The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, after review with independent legal counsel, the ultimate liability resulting from such claims and lawsuits will not have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

	There were no material proceedings adverse to the Bank or Bancorp to which any director, officer, affiliate of the Bank or Bancorp, or 5 percent shareholder of the Bank or Bancorp, or any associate of any such director, officer, affiliate or 5 percent shareholder of the Bank or Bancorp, was a party adverse to the Bank or Bancorp. Additionally, none of the above persons had a material interest adverse to the Bank or Bancorp.



Item 4.   Submission of Matters to a Vote of Security Holders

	No matters were submitted to a vote of security holders during the fourth quarter of Bancorp's fiscal year covered by this report.


	PART II



Item 5.   Market for Registrant's Common Equity and Related Stockholder
          Matters


Market Information

	The common stock of Trans Pacific Bancorp (symbol: TPAE) is publicly traded in limited and infrequent transactions on the NASDAQ Bulletin Board. According to information made available to Bancorp, the range of high and low bids for such common stock for each calendar quarter since January 1994 is as follows:


          Calendar Year 1995	    	High    	Low

          First Quarter	        $	2.50   	2.25
          Second Quarter	         2.75	   2.25
          Third Quarter	          4.50   	2.50
          Fourth Quarter	         4.88   	4.50


          Calendar Year 1994	     High    	Low

          First Quarter	        $	2.00   	2.00
          Second Quarter	         2.00	   2.00
          Third Quarter	          2.00   	2.00
          Fourth Quarter	         2.25	   2.00



	The last bid price known to Bancorp for its common stock was $4.75.

	There are no current plans to offer any common stock of Bancorp in a public offering.


Holders

	As of December 31, 1995, there were 301 holders of the common stock of Bancorp. There are no other classes of common equity outstanding.


Dividends

	Through December 31, 1995, Bancorp had never paid a cash dividend to stockholders. On February 23, 1996 a special dividend was declared to shareholders of record March 8, 1996. Bancorp has no current plans to pay regular dividends.


Item 6.   Selected Financial Data

	Selected financial data for the five years 1991 through 1995 is incorporated by reference from page 6 of the 1995 Annual Report.


Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

	Management's Discussion and Analysis of Financial Condition and Results of Operations is incorporated by reference from pages 7 through 19 of the 1995 Annual Report.



Item 8.   Financial Statements and Supplementary Data

	The Report of Independent Auditors and the Consolidated Financial Statements of Bancorp are incorporated by reference from pages 20 through 44 of the 1995 Annual Report.



Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

	During fiscal years 1995 and 1994, Bancorp neither changed its accountants nor reported a disagreement on Form 8-K on any matter of accounting principles or practices or financial statements disclosure.



	PART III



Item 10.  Directors and Executive Officers of the Registrant


	Information concerning directors and persons nominated to become directors of Bancorp is incorporated by reference to the text under the captions "Item 1: Election of Directors", "Security Ownership of Management", and "Executive Compensation" in the Proxy Statement for the May 23, 1996 Annual Meeting of Shareholders of Bancorp.

	Information concerning executive officers of the Bank as of March 1, 1996 is set forth below.


    Name	                Age	     Position with Registrant

    Eddy S.F. Chan	       48     	President and Chief Executive Officer

    Robert A. Hinkle     	51     	Executive Vice President and Chief
                                 	Lending Officer

    John K. Wong	         47	     Executive Vice President

    Bonnie L. Hao        	48     	Senior Vice President

    Kiran C. Mehta       	46     	Senior Vice President

    Grant B. Schley	      54	     Senior Vice President

    Dennis B. Jang	       33	     Vice President and Chief Financial
                                		Officer

    Crystal Z. Hundahl   	38     	Vice President

    Lorraine S. Braud    	50     	Vice President



Eddy S.F. Chan was appointed President and Chief Executive Officer of Bancorp on January 1, 1984. He was appointed Chairman of the Bank on January 1, 1983 and President and Chief Executive Officer of the Bank on January 1, 1984.

Robert A. Hinkle was appointed Executive Vice President on April 1, 1995 in addition to his title of Chief Lending Officer. He had served as Senior Vice President and Chief Lending Officer of the Bank since December 1, 1992. Previously, he served as Executive Vice President and Chief Operating Officer of Century Bank, San Francisco from 1987 to 1992.

John K. Wong was appointed Executive Vice President on April 1, 1995. Previously he was a Senior Vice President of the Bank, appointed on January 1, 1989. He was elected as a director of Bancorp in 1983 and as a director of the Bank in 1984.

Bonnie L. Hao was appointed Senior Vice President of the Bank on April 1, 1995. Previously, she was Vice President of the Bank from 1992 to 1995, and was Vice President of California National Bank, San Francisco from 1989 to 1992.

Kiran C. Mehta was appointed Senior Vice President, Credit Administration of the Bank on January 1, 1989.

Grant B. Schley was appointed Senior Vice President of the Bank on January 1, 1994. From 1992 to 1994, he was the Regional Branch Manager. Previously, he served as Vice President of Financial Center Bank, San Francisco from 1985 to 1990.

Dennis B. Jang was appointed Chief Financial Officer on March 1, 1996, in addition to his title as Vice President and Corporate Secretary. He was appointed Vice President on January 1, 1994. Previously, he was Assistant Vice President of the Bank from 1990 to 1994.

Crystal Z. Hundahl was appointed Vice President of the Bank on January 1, 1994, in addition to her title as Controller. Previously, she was Assistant Vice President of the Bank from 1988 to 1994.

Lorraine S. Braud was appointed Vice President of the Bank on February 16, 1995. Previously, she served as Vice President of Bank of San Francisco from 1986 to 1993.


All Executive Officers serve at the pleasure of the Board. Crystal Z. Hundahl is the niece of Eddy S.F. Chan. There are no other family relationships between any other officers.



Item 11.  Executive Compensation

	Information concerning executive compensation is incorporated by reference from the text under the captions, "Item 1: Election of Directors" and "Executive Compensation" in the Proxy Statement for the May 23, 1996 Annual Meeting of Shareholders.


Item 12.  Security Ownership of Certain Beneficial Owners and Management

	Information concerning ownership of equity stock of the Parent by certain beneficial owners and management is incorporated by reference from the text under the captions, "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management" in the Proxy Statement for the May 23, 1996 Annual Meeting of Shareholders.




Item 13.  Certain Relationships and Related Transactions

	Information concerning certain relationships and related transactions with officers and directors is incorporated by reference from the text under the caption, "Item 1: Election of Directors" in the Proxy Statement for the May 23, 1996 Annual Meeting of Shareholders.




	PART IV



Item 14.  Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) Document filed as part of this report:

	1.	Financial Statements

	The Consolidated Financial Statements, Notes thereto, and
Independent Auditors' Report are incorporated herein by reference from pages 20 through 44 of the 1995 Annual Report.

	2.	Financial Statement Schedules

	All schedules for which provision is made in the applicable accounting regulations of the Securities Exchange Commission are not required under the related instructions or are not applicable and, therefore, have been omitted.

	3.	Exhibits


EXHIBIT	   DESCRIPTION
NUMBER



3.1	       Articles of Incorporation of Trans Pacific Bancorp, incorporated by reference to Exhibit 3.1 to Bancorp's Registration Statement on Form S-1 (No. 2-86902).

3.2	       Amended By-Laws of Trans Pacific Bancorp, incorporated by
           reference to Exhibit 3.2 to Bancorp's Registration Statement on Form S-1 (No. 2-86902).

3.3       	Amendment to Articles of Incorporation, incorporated by reference to Exhibit 3.3 to Bancorp's Annual Report on Form 10-K for the fiscal year ended December 31, 1988.

3.4       	Amendment to Articles of Incorporation, incorporated by reference to Exhibit 3.4 to Bancorp's Annual Report on Form 10-K for the fiscal year ended December 31, 1988.

4.1       	Specimen Stock Certificate, incorporated by reference to Exhibit
           4.1 to Bancorp's registration Statement on Form S-1 (No. 2-86902).

10.2      	Employee Stock Option Plan, incorporated by reference to  Exhibit
           10.2 to Bancorp's Registration Statement on Form S-1 (No. 2-
           86902).

10.10     	Amendment to Employee Stock Option Plan incorporated by reference to Exhibit 10.10 to Bancorp's Annual Report on Form 10-K for the fiscal year ended December 31, 1987.

10.11     	Amendment to Employee Stock Option Plan dated September 21, 1989 incorporated by reference to Exhibit 10.11 to Bancorp's Annual
           Report on Form 10-K for the fiscal year ended December 31, 1989.

10.12	     Trans Pacific Bancorp Employee Stock Ownership Plan and Trust is
           incorporated by reference to Exhibit 4.1 to Bancorp's Registration Statement on Form S-8 (No. 33-39190).

10.13	     Trans Pacific Bancorp Non Qualified Stock Option Plan is
           incorporated by reference to Exhibit 4.1 to Bancorp's Registration Statement on Form S-8 (No. 33-39191).

22.1       Subsidiaries of the Registrant, incorporated by reference to
           Exhibit 22.1 to Bancorp's Registration Statement on Form S-1 (No. 2-86902).

23	       	Consent of KPMG Peat Marwick LLP.



(b)   	No reports on Form 8-K were filed by Bancorp during the fourth quarter of 1995.




	SIGNATURES


	Pursuant to the requirements of Section 15 (c) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TRANS PACIFIC BANCORP


EDDY S.F. CHAN
(Eddy S.F. Chan)  President


Date:    March 21, 1996


	Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities indicated on the 21st day of March 1996.



Signature	Title


JAMES A. BABCOCK         	Director and Chairman of the Board
(James A. Babcock)


EDDY S.F. CHAN           	Director, President and CEO
(Eddy S.F. Chan)	         (Principal Executive Officer)


JOHN T. STEWART	          Director and Secretary
(John T. Stewart)


SIMON S. TENG	            Director and Treasurer
(Simon S. Teng)          	(Principal Financial & Accounting Officer)


FRANKIE G. LEE	           Director and Vice Chairman
(Frankie G. Lee)


JOHN K. LEE              	Director
(John K. Lee)


MASAYUKI NAKAHIRA        	Director
(Masayuki Nakahira)


FRANK K.W. WONG	          Director
(Frank K.W. Wong)


JOHN K. WONG	             Director
(John K. Wong)




	1995 Annual Report


About The Company

Trans Pacific Bancorp is the holding
company of Trans Pacific National
Bank, an independent commercial bank
with branches in San Francisco and
Alameda, California.

Trans Pacific National Bank has been
providing financial services to
local middle-market businesses,
professional companies, and
import/export companies since 1984.

Trans Pacific Bancorp is listed on
the NASDAQ Bulletin Board system
under the symbol TPAE.



	TABLE OF CONTENTS


FINANCIAL HIGHLIGHTS	3

LETTER TO SHAREHOLDERS	4

FIVE YEAR FINANCIAL SUMMARY	6

RESULTS OF OPERATIONS	7
Net Interest Income	7
Provision for Loan Losses	10
Non-Interest Income	10
Non-Interest Expense	11
Provision for Income Taxes	11

ASSET QUALITY	11

ALLOCATION OF THE ALLOWANCE FOR LOAN
LOSSES	13

ASSET/LIABILITY MANAGEMENT	16

CAPITAL RESOURCES	18

REPORT OF THE INDEPENDENT AUDITORS	21

CONSOLIDATED FINANCIAL STATEMENTS	22

NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS	28

TRANS PACIFIC BANCORPBOARD OF
DIRECTORS	46

TRANS PACIFIC NATIONAL BANKPRINCIPAL
OFFICERS	46






	FINANCIAL HIGHLIGHTS

                                 	1995       			1994	   		Increase

For the year
Net Income		                $ 		445,382	  $ 		180,191	    		+147%
Earnings Per Share		              	0.40	       		0.16	    		+150


At year end
Loans			                   		38,340,437	 		32,368,367     			+18
Total Assets				             64,826,520 			56,770,772	     		+14
Deposits					                57,563,988 			49,800,237	     		+16
Shareholders' Equity			       6,531,971  			5,950,839		     	+10


Ratios
Return on Average Equity		         7.14%		      	3.03%
Return on Average Assets		         0.73%		      	0.30%
Risk-Based Capital Ratio		        16.81%	     		17.06%



LETTER TO SHAREHOLDERS


Financial Results

We are pleased to report that 1995 was a year of record earnings for Trans Pacific Bancorp. In the best performance in our 11 year history, the Company had net income of $445,382, or $0.40 per share. As discussed in detail under the "Financial Review" beginning on page 7, the improvement in financial results was due to higher net interest income, a reduced provision for loan losses, and reduced non-interest operating expenses. Improved asset quality also continues to contribute positively to our financial results.

Over the years, our results have been a direct reflection of the trends in California banking and the California economy, and 1995 was no exception. During the year, we are pleased to note a positive turnaround in results for many of the state's financial institutions, including local independent banks in the San Francisco Bay Area, which had previously been heavily burdened by asset quality problems.

We were also pleased to note that California's economy as a whole has improved for local middle-market businesses, professional companies, and import/export companies, all our traditional sources of business. We believe that the local economy will continue to improve in 1996 and this will lead to further job growth, increased personal income and additional capital spending by businesses, which is favorable for us.


Special Dividend

In order to provide our shareholders with a return, the Board has declared a special dividend of 8 cents per share to shareholders of record March 8, 1996. The dividend will be paid on March 29, 1996. While we have no immediate plans to begin paying regular dividends, we may pay dividends in the future based on our meeting certain profitability and capital goals.


Prospects for the Future

Our Corporate division will continue to its commitment to serve our core customers, middle-market businesses and professional companies. In 1995, Trans Pacific began to fund loans in conjunction with the Small Business Administration and we seek to increase our participation during 1996.

For our International division, we continue to see tremendous opportunity in the expansion of international trade in the Bay Area. We see international trade continuing to be a significant part of California's economy and growing over the next decade, with the Pacific Rim providing the biggest markets for the state's exports. We continue to be active in trade groups, seeking to outreach to emerging import/export entrepreneurs.

Around us, banking in California as we know it is going through significant changes as we go forward. The move towards consolidation continues with two significant local transactions: the acquisition of First Interstate Bank by Wells Fargo, and the acquisition of California Bancshares by U.S. Bancorp. In the past, these types of consolidations create great business development opportunities for companies such as Trans Pacific who emphasize customer satisfaction and quality service.

Despite the temporary industry upheaval, our plan is to continue to steadily focus on our goal to seek the best for our shareholders, employees and clients by striving for consistent growth in performance, profitability and opportunity.


Acknowledgements

As a final note, we would like to acknowledge the following individuals:

Peter Da Roza played a key part in establishing our International department in 1988. Peter passed away on January 19, 1996, after a lengthy illness. He was truly a pioneer in the area of trade finance and he will be missed not only by his co-workers here, but throughout the Bay Area banking community.

Daniel Y. Lee, the Bank's President, left the Company in February 1996 to become the controller of Wind River Systems in Alameda. In his 10 years at the Bank, Dan provided us with great leadership, especially during our most difficult times. We wish him the best of success in the future.

Merle S. Konigsberg and Warren K. Miller, two of the Company's founding directors, retired from the Board at the end of 1995, becoming our first two Directors Emeriti. Their hard work, wisdom and dedication to locally-owned, independent banking contributed greatly to the beginning and continued success of the Company.






James A. Babcock
Chairman





Eddy S.F. Chan
Chief Executive Officer


                        	FIVE YEAR FINANCIAL SUMMARY

                    	Summary of Consolidated Operations

                                                      	Years ended December 31,

(in thousands except share data)	   1995     	1994     	1993     	1992     	1991

Interest income	             $    	4,855	    4,259	    4,433    	5,920    	7,550
Interest expense		                 1,799    	1,369    	1,617    	2,646    	4,183

	Net interest income	             	3,056	    2,890    	2,816	    3,274	    3,367

Provision for possible
   loan losses	                       40	      173	      889	      662	      349
Other income		                       598      	664      	855      	887     	 866
Other expense	                    	2,962    	3,088	    3,567    	3,579   	 3,458

Income (loss) before taxes		         652	      293	     (785)	     (80)     	426
Income tax expense (benefit)		       207	      113	     (171)      	20      	228

	Net income (loss)	          $      	445      	180     	(614)	    (100)    	 198

Net income (loss)
  per share	                 $     	0.40	     0.16	    (0.54)	   (0.09)   	 0.17

Average common shares
outstanding		                  1,118,195	1,127,305	1,143,195	1,141,247	1,138,795


Year-End Financial Position
                                                       	Years Ended December 31,

(in thousands)		                    1995	     1994     	1993     	1992	     1991

Cash and cash equivalents	   $ 	   9,916    	7,377    	6,538    	4,313    	8,416
Investment securities		           14,359   	14,508	   12,812   	11,314   	11,743
Loans, net	                      	38,340   	32,368   	39,566   	50,033   	54,165
Premises and equipment, net		        933    	1,037    	1,015    	1,281	    1,484
Other assets	                     	1,279    	1,481    	5,078	    5,430    	2,980

     Total assets	           $	   64,827	   56,771	   65,009   	72,371   	78,788



Deposits	                    $   	57,564	   49,800   	57,823   	63,916   	68,398
Long Term Debt	                       	-       	26	       71	      116	      161
Other Liabilities		                  731      	994	    1,188	    1,863    	3,720

     Total liabilities		          58,295   	50,820   	59,082   	65,895   	72,279

Stockholders' equity	             	6,532    	5,951    	5,927    	6,476    	6,509

     Total liabilities and
     equity	                 $   	64,827	   56,771   	65,009   	72,371   	78,788



MANAGEMENT DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The Company earned $445 thousand in 1995. This represented an improvement over net income in 1994 of $180 thousand, and the loss of $614 thousand in 1993. The 1995 net income reflects the effects of an improving California economy. Two major results were: More stable real estate values which enabled the sale of other real estate owned; and the strengthening financial condition of the Bank's customers, which led to improved asset quality compared to previous years.

On a per share basis, the 1995 net income was $0.40, compared to net income of $0.16 and net loss of ($0.54) in 1994 and 1993, respectively. In addition to the factors discussed above, the improvement in 1995 reflected improved net interest income, a decreased provision for loan losses and lower non-interest expense. The improvement in 1994 over 1993 was mostly due to a decreased provision for loan losses and lower non-interest expense. The Company's return on average total assets (ROA) was 0.73 percent in 1995, from 0.30 percent and (0.89) percent in the previous two years. Return on equity (ROE) in 1995 was
7.14 percent, compared with 3.03 percent in 1994 and (9.90) percent in 1993.

Components of Net Income (Loss)

(percentage of average earning assets)	             1995      	1994      	1993

Net interest income		                               5.74%	     5.35%	     4.93%
Provision for loan losses		                        (0.08)	    (0.32)    	(1.56)
Non-interest income		                               1.12      	1.23	      1.50
Non-interest expense		                             (5.55)    	(5.72)    	(6.24)
Taxes		                                            (0.39)	    (0.21)	     0.30

	Net income (loss)                                		0.84      	0.33	     (1.07)

Net income (loss) as a percentage of
   average total assets	                            0.73	      0.30     	(0.89)

Net Interest Income

Net interest income is the difference between interest income (which includes yield-related net loan fees) and interest expense. The following table details the components of net interest income:

Components of Net Interest Income

(in thousands)		                                    1995       1994       1993

Interest Income		                             $   	4,855     	4,259	     4,433
Interest Expense			                                1,799	     1,369	     1,617

	Net interest income		                        $   	3,056	     2,890	     2,816

Average earning assets		                      $	  53,212	    53,987    	57,121
Net interest margin			                              5.74%     	5.35%	     4.93%

Net interest income in 1995 increased by $166 thousand, or 6 percent from 1994 to $3.1 million. Separately, interest income increased $596 thousand, or 14 percent, and interest expense increased $430 thousand, or 31 percent in 1995. The increase in interest expense was caused by an increase in cost of funds of 116 basis points due to competitive pressures in market rate and time deposits. The increase in interest income was due to the continued shift in the mix of the Bank's earning assets to higher-yielding loans from shorter term, lower-yielding investment securities, due to increased loan demand. The net interest margin, which represents the average net yield on earning assets, rose in 1995; for 1995 the net interest margin was 5.74 percent, a 39 basis point improvement over 1994. In 1994, the net interest margin was 5.35 percent, which was a 42 basis point improvement over 1993, as deposit rates were slower to rise than loan rates, due to competitive pressures.

The following table is a summary of the changes in net interest income attributable to changes in either average balances or average rates for both interest-earning assets and interest-bearing liabilities in thousands for the years ended December 31, 1995 and 1994. Because of the numerous simultaneous volume and rate changes during any period, it is not possible to precisely allocate changes between volume and rate. For this table, the changes in interest earned and interest paid due to both rate and volume have been allocated to changes due to volume and rate in proportion to the relationship of absolute dollar amounts in each.


Rate and Volume Analysis						                Years ended December 31,

	                                      		1995 versus 1994   		1994 versus 1993
                                       	Volume 	Rate 	Total 	Volume 	Rate 	Total

Increase (decrease) in interest income
  due to Interest Earning Assets:
Loans		                               $	    56	  489	   545	   (651)	 244	 (407)
Investment securities	                     	73   	10	    83	    271	 (102)	 169
Federal funds sold		                       (78)  	59   	(19)    	20	   61	   81
Interest-bearing deposits with banks		     (12)	  (1)	  (13)    	(8)	  (9)	 (17)

  Total interest-earning assets	      $    	39  	557   	596   	(368) 	194	 (174)

Increase (decrease) in interest expense
  due to Interest-Bearing Liabilities:
Deposits:
     Demand, interest-bearing	        $	    23	  223   	246      	4  	(26)	 (22)
     Savings		                             (11)   	1   	(10)     	5   	(2)   	3
     Time	                               		(70) 	296   	226   	(192) 	(39) (231)
Other short-term borrowings		              (27) 	 (3)  	(30)	    (2)   	4    	2

  Total interest-bearing liabilities 	$   	(85) 	517   	432   	(185) 	(63)	(248)

Net interest-earning assets	          $	   124   	40   	164   	(183) 	257   	74


The following table lists the average amounts, in thousands, outstanding for major categories of interest-earning assets (excluding non-accrual loans) and interest-bearing liabilities and the average interest rates earned, including loan fee income, and paid for the periods indicated.

Average Balances and Rates
	                                      Years ended December 31,

                                      		1995	                   		1994

                                  			 Interest Average		        Interest Average
                        	     Average  Income/	 Yield/  Average	 Income/	 Yield/
                        	     Balance  Expense    Rate  Balance	 Expense	   Rate

Earning Assets:
Loans		                      $	35,866   	3,844  10.72%	  35,275    3,299  	9.35%
Investment securities        		12,694     	739	  5.82%  	11,442     	656  	5.73%
Federal funds sold		            4,283     	249  	5.81%	   6,722     	268  	3.99%
Interest-bearing
   deposits with banks		          369      	23  	6.23%	     548      	36	  6.57%

 Total interest-earning
   assets	                   $	53,212    4,855	  9.12%	  53,987   	4,259   7.89%

Interest-Bearing Liabilities:
Deposits:
  Demand, interest-bearing	  $	23,421	     789	  3.37%	  22,505     	544  	2.42%
  Savings		                     1,179      	26	  2.21%   	1,680      	36  	2.14%
  Time                      			18,481     	968  	5.24%  	20,616	     743  	3.60%
Other short-term borrowings		     251      	16  	6.37%	     885	      46  	5.20%

  Total interest-bearing
    liabilities	             $	43,332   	1,799	  4.16%  	45,686   	1,369  	3.00%

  Net interest income			             $   3,056		              	$   2,890
  Net interest-earning assets yield				          5.74%	                  		5.35%


                                       		1993

                                   			Interest Average
                             	Average 	Income/	 Yield/
                             	Balance 	Expense   	Rate

Earning Assets:
Loans		                      $	43,430	   3,706  	8.53%
Investment securities		         6,939	     487  	7.02%
Federal funds sold		            6,110	     187  	3.06%
Interest-bearing deposits
   with banks		                   642      	53  	8.26%

  Total interest-earning
    assets	                  $	57,121   	4,433  	7.76%

Interest-Bearing Liabilities:
Deposits:
  Demand, interest-bearing	  $	22,354	     566  	2.53%
  Savings	                     	1,437      	33  	2.30%
  Time			                      25,421	     974  	3.83%
Other short-term borrowings		     916      	44  	4.80%

  Total interest-bearing
    liabilities	             $	50,128   	1,617	  3.23%

  Net interest income	     		         $  2,816
  Net interest-earning
     assets yield		                            		4.93%

Provision for Loan Losses

The level of the provision for loan losses during the past three years reflects continuous efforts to improve loan quality by enforcing strict underwriting and administration procedures and aggressively pursuing collection efforts with troubled debtors. The determination of the provision for loan losses and, correspondingly, the level of the allowance for loan losses is based on evaluation of changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, prior loan loss experiences and current economic conditions which may affect the borrowers' ability to pay. The provision for loan losses was $40 thousand in 1995, compared with $173 thousand in 1994 and $889 thousand in 1993. The decrease in the provision for loan losses reflected the effects of improving asset quality, due in part to positive California economic trends.

For further discussion related to the provision for loan losses, see the section below entitled "Asset Quality".


Non-Interest Income

Components of Non-Interest Income

(in thousands)		                      1995	      1994      	1993

Deposit account fees	                $	282       	268       	275
Other charges and fees		               316	       312	       404
Other real estate		                      -        	84	       146
Gain on sale of securities		             -         	-        	30

	                                   	$	598	       664       	855

Non-interest income decreased 10 percent in 1995 to $598 thousand. The decline was due to zero income for other real estate owned, which includes rental income and the net gain on sales of other real estate owned (OREO), as the Bank had no foreclosed properties during 1995. Deposit account and other charges and fees were consistent with 1994 levels.

In 1994, non-interest income decreased 22 percent from the previous year, due mainly to reduced commissions on letters of credit earned. Income for other real estate owned, which includes rental income and the net gain on sales of OREO, was lower as those properties were sold during the year.

Non-Interest Expense

Components of Non-Interest Expense

(in thousands)		                       1995	       1994       	1993

Salaries and employee benefits	     $	1,720	      1,627      	1,587
Occupancy		                             296        	325        	430
Data processing		                       120	        119        	111
Amortization of deposit premium		        99         	99         	99
Furniture and equipment		                97	         95        	120
Accounting		                             85         	81	         85
Federal deposit insurance		              58        	142	        147
Legal fees and costs		                   36         	38         	71
Other real estate owned		                 -        	107        	459
Other expenses		                        450	        456	        458

                                    $	2,961      	3,089      	3,567

Non-interest expense decreased to $2.96 million in 1995, a drop of 4 percent as compared to 1994, due primarily to a decrease in federal deposit insurance and in the expenses related to other real estate owned properties. Salaries and employee benefits rose 5.7 percent during the year, which includes incentive payments made under a management incentive plan implemented in 1995.

In 1994, non-interest expense decreased 13 percent versus 1993, due primarily to a decrease in the expenses related to other real estate owned properties sold in 1994. Salaries and employee benefits rose 2.5 percent over 1993; occupancy and furniture and equipment expense were lower by 24 percent and 21 percent, respectively, due to reduced depreciation as certain assets became fully depreciated in 1994.


Provision for Income Taxes

The 1995 income tax expense was $207 thousand compared to $113 thousand income tax expense in 1994 and $171 thousand benefit in 1993. The effective tax rate for 1995 was 32 percent, versus 38 percent in 1994 and (22) percent in 1993. The effective rate decreased in 1995 was due to a reduction in the valuation allowance for deferred tax assets. In 1993, the Company recognized a tax benefit due to the pretax loss which was carried back to recover prior years' taxes paid. Effective January 1, 1993, the Company adopted SFAS 109. There was no impact on the Company's net income from the adoption of SFAS 109.


ASSET QUALITY

The Company closely monitors the markets in which it conducts its lending operations. The two primary areas of lending for the Company are commercial and real estate loans, which in total comprise 94 percent of loans outstanding as of December 31, 1995. To control its exposure and concentration in real estate loans, the Company has established limits by type of collateral and purpose. To increase diversification of credit risk in commercial loans, the Company monitors commercial loans by business type and location.

Asset reviews are performed using grading standards and criteria similar to those employed by bank regulatory agencies. Assets receiving lesser grades are called classified assets and include all potential problem loans. These occur when known information about possible credit problems of borrowers cause management to have doubts as to the ability of such borrowers to comply with loan repayment terms. These loans have varying degrees of uncertainty and may become non-performing assets. While historically only a relatively small amount of classified assets have resulted in losses, such assets receive an elevated level of Management attention to ensure collection. All non-performing assets are included in classified assets. Other classified assets consist of other real estate owned. Classified assets at December 31, 1995, 1994 and 1993 are summarized below:


(in thousands)	                     	     1995     	1994     	1993

Classified loans	                   $  	 1,443    	2,208	    4,024
Other classified assets		                    -        	-    	3,107

	Total classified assets	           $   	1,443    	2,208    	7,131

Reserve for loan losses as a
   percentage of classified loans		         28%	      18%	      17%

Classified assets at December 31, 1995 decreased to $1.4 million from $2.2 million at prior year-end. This decrease reflects the successful collection efforts on many loans previously classified. These efforts were aided by an improving Bay Area real estate market where prices began to stabilize and improved borrowers' financial conditions. During 1994, classified decreased from $7.1 million to $2.2 million as the Company sold all foreclosed real estate during the year and from successful classified loan collections. The performance of any individual loans can be impacted by external factors such as the interest rate environment or factors particular to the borrower.


Non-Performing Assets and Restructured Loans

As of December 31, 1995 and 1994 there were no other restructured loans, foreign outstandings, loan concentrations or potential problem loans except as discussed below or in the Consolidated Financial Statements and related footnotes. See Note 1 of the Notes to Consolidated Financial Statements for a discussion of the Bank's policy on non-accrual loans.

Non-performing assets include non-accrual loans and other real estate owned. Loans are placed on non-accrual status upon reaching 90 days or more delinquent, unless the loan is well secured and in the process of collection. Interest previously accrued on loans placed on non-accrual status is charged against interest income. Loans secured by real estate, with temporarily impaired values and commercial loans to borrowers experiencing financial difficulties, may be placed on non-accrual status even if the borrowers continue to repay the loans as scheduled. Such loans are reinstated to an accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period, and there is a sustained period of repayment performance in accordance with the contractual terms. When the ability to fully collect non-accrual loan principal is in doubt, cash payments received are applied against the principal balance of the loans until such time as full collection of the remaining recorded balance is expected, at which point any additional payments received are recorded as interest income on a cash basis.

Loans 90 days or more past due and still accruing, restructured loans, and non-performing assets are as follows for December 31, 1995, 1994, and 1993:

	December 31,

(in thousands)                       		1995	     1994     	1993

Loans 90 days or more past due
  and still accruing interest	       $	   -	       66	      118
Restructured loans		                    635      	635	      635
Non-performing assets:
  Non-accrual loans		                    45      	352	    1,281
  Other real estate owned		               -         -    	3,107
		                                   $  	45      	352    	4,388

Total		                              $ 	680    	1,053	    5,141


The levels of non-performing assets has decreased significantly over the past three years due to both internal factors such as improved underwriting and monitoring of loans, and external factors such as an improving Bay Area economy and more stable real estate values. Non-performing assets were $45 thousand at December 31, 1995, down 87 percent from $352 thousand at December 31, 1994, due primarily to the resolution of non-accrual loans during the year. At December 31, 1995, other real estate owned was $0 and there were no foreclosure activity during the year.


ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

The Bank has an established process to determine the adequacy of the allowance for loan losses based upon the risk of loss inherent in its portfolio. This process uses two complementary allocation procedures: Specific credit allocations for problem loans; and an unallocated portion provided for the remaining loan portfolio. While management has made specific and general allocations to various portfolio segments, the total allowance for loan losses is general in nature and is available for the portfolio in its entirety.

The Bank's determination of the level of the allowance rests upon various judgments and assumptions, including portfolio composition and concentrations, lending policies, delinquency trends and general economic conditions. The Bank has a credit review and evaluation program which continuously reviews loan quality, incorporating internal and external credit review. The results of these reviews are reported to the Board of Directors. Such reviews also assist management in establishing the level of the allowance.

The table below provides a breakdown of the allowance for loan losses by loan category. Although management has allocated the allowance to specific loan categories, the adequacy of the allowance must be considered in its entirety. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgement of information available to them at the time of their examination.

	December 31,

(in thousands)					                    	1995	                  	1994
	                           			 Allowance	 % of Loans   	Allowance	 % of Loans
Domestic:
  Commercial			                $	    226	      1.22%	         180      	1.20%
  Real Estate - Construction		        	-         	-            	-         	-
  Real Estate - Mortgage			          	82      	0.45%	          99      	0.62%
  Consumer				                         9	      0.40%	           -	         -
Foreign				                            -         	-            	-         	-
Unallocated				                       87         	-          	111         	-

	                             	$    	404	      1.04%         	390      	1.19%


Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, (SFAS 114), as amended by Standard of Financial Accounting Standards No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures (SFAS 118). Under SFAS 114 a loan is considered impaired when, based on current information and events, it is "probable" that a creditor will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. The measurement of impairment may be based on (i) the present value of the expected cash flows of the impaired loan discounted at the loan's original effective interest rate, (ii) the observable market price of the impaired loans, or (iii) the fair value of the collateral of a collateral-dependent loan. SFAS 114, as amended by SFAS 118, does not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment. The Company generally identifies loans to be reported as impaired when such loans are in non accrual status or are considered troubled debt restructurings due to the granting of a below-market rate of interest or a partial forgiveness of indebtedness on an existing loan.

In measuring impairment for the purpose of establishing specific loan loss reserves, the Company reviews all impaired commercial and construction loans classified "Substandard" and "Doubtful". All "loss" classified loans are fully reserved under the Company's standard loan loss reserve methodology. Commercial and real estate loans that are not classified, groups of non-classified, smaller balance loans such as installment loans and preferred lines of credit, are evaluated collectively for impairment under the Company's standard loan loss reserve methodology and are, therefore, excluded from the specific evaluation using SFAS 114.

The following summarizes the Company's impaired loans at December 31, 1995:

                   		Non-Accrual	 Troubled Debt	    Total Impaired	 	Specific
(in thousands)			          Loans	 Restructurings	            Loans		 Reserves
                    	$	       45              	-               	45	        	5


The average balances of the Company's impaired loans for the year ended December 31, 1995 was $838 thousand. In general, the Company does not recognize any interest income on loans that are classified as impaired.

Changes in the allowance for loan losses for the years 1995 and 1994 were as follows:

(in thousands)		                                 			1995      	1994

Balance, beginning of year	                      	$ 	390       	670
Charge-offs:
  Domestic:
    Commercial, financial and agricultural			         63       	117
    Real estate: construction	                      			-         	-
    Real estate: mortgage				                        221       	504
    Installment loans to individuals				               -        	21
    Lease financing					                               -         	-
  Foreign	                                        				 -         	-
Total charge-offs					                               284	       642
Recoveries:
  Domestic:
    Commercial, financial and agricultural		        	255       	157
    Real estate: construction	                      			-         	-
    Real estate: mortgage			                          	3        	32
    Installment loans to individuals				               -         	-
    Lease financing					                               -         	-
  Foreign					                                         -         	-
Total Recoveries					                                258       	189

       Net charge-offs			                           		26       	453
Provision for possible loan losses				                40       	173
Balance at end of year	                        			$ 	404       	390

Ratio of net charge-offs during the year to
    average loans outstanding during the year			    0.08%     	1.24%

The Company has experienced reduced levels of chargeoffs over the past three year period due to both internal factors such as improved underwriting and monitoring of loans, and external factors such as an improving Bay Area economy and more stable real estate values. Net chargeoffs in 1995 were $27 thousand or 0.08 percent of average total loans, compared with $453 thousand or 1.24 percent in 1994 and $1 million or 2.23 percent in 1993. During 1993, the increase in net loan chargeoffs reflected the chargeoff of certain problem loans caused by a combination of the weak local economy and falling real estate values in the Bay Area.


ASSET/LIABILITY MANAGEMENT

The fundamental objectives of the Company's asset/liability management policy are to: (1) maintain liquidity and (2) minimize interest rate risk.


Liquidity

Liquidity is the ability to meet the present and future needs of customers for funds, primarily the funding of loans and deposit withdrawals. Liquidity is measured and managed at both the parent and banking subsidiary levels.
Bancorp is funded by dividend income from the Bank, as well as income from outside sources and through the issuance of equity. Bancorp uses its proceeds primarily to pay the Bank for administrative expenses.

In general, the primary source of liquidity for the Bank is the growth of core deposits (particularly demand deposits), and the orderly repayment of the Bank's loan portfolio. Because of the Bank's emphasis on relationship banking, the establishment of both loan and deposit relationships with customers, the Bank has a relatively stable, local deposit base, and brokering deposits is not considered necessary. To supplement short-term liquidity needs, the Bank maintains Fed Funds sold, time deposits with other financial institutions, short-term money market and securities available for sale that totalled approximately $19.1 million, or 29 percent of assets, at December 31, 1995. Additionally, the Bank has established unsecured line of credits with correspondent banks and reverse repurchase facilities with securities dealers. These credit facilities are subject to periodic review.

As shown in the Consolidated Statements of Cash Flows, liquidity, or cash and cash equivalents increased to $9.9 million at December 31, 1995 compared to $7.4 million at December 31, 1994. Net cash flows of $843 thousand, $896 thousand and $943 thousand were provided by operating activities in 1995, 1994, and 1993, respectively. Net cash flows of $7.4 million in 1995 were provided by financing activities, primarily due to increases in deposits, while $8.1 million and $6.5 million were used in financing activities in 1994 and 1993, respectively, principally to fund customer withdrawals of time deposits.

Net cash flows of $5.7 million were used in investing activities in 1995, primarily funding of loans. In 1994 and 1993, $8.0 million and $7.8 million, respectively, were provided by investing activities, primarily from loan principal repayments and in 1994, the sales of other real estate owned.

Interest Rate Risk

Bancorp evaluates its interest rate risk exposure by analyzing the interest rate sensitivity of its balance sheet accounts. Interest rate sensitivity measures the interval of time before interest-earning assets and interest-bearing liabilities respond to changes in market rates of interest. The difference between the amount of assets and amount of liabilities which may be re-priced in the same time period is referred to as the "gap". If more assets than liabilities are re-priced at a given time, net interest income tends to improve in a rising rate environment and to decline with lower interest rates. If more liabilities than assets are re-priced under the same conditions, the opposite tends to prevail.

The table below shows the interest rate sensitivity of Bancorp based on asset and liability repricing characteristics, excluding non-accruing loans, at December 31, 1995 (in thousands). For this table, assets and liabilities are assumed to reprice or mature according to contractual repricing or maturity dates, except for market rate accounts which may be repriced at any time at the Company's discretion.


Re-pricing		             Immediately	 90 days	 91-180 	181-365   	  Over
Opportunity		             Adjustable 	or less	   days	    days 	365 days  Total

Rate sensitive assets:

   Federal funds sold	   $    	4,725       	-	      -	       -	        -	  4,725
   Interest-bearing
     deposits		                    -	       -	    196      	95       199    	490
   Securities	                   191   	3,486	  1,174	   1,972	    7,047 	13,870
   Loans		                    21,958	   4,303	  2,935	     281    	9,223 	38,700

	Interest earning assets	$   	26,874	   7,789  	4,305   	2,348   	16,469 	57,785

Rate sensitive liabilities:

   Market rate accounts	 $   	26,914	       -	      -	       -	        - 	26,914
   Savings 		                  1,024       	-      	-       	-        	-  	1,024
   Time deposits             		2,294   	8,629	  3,577	   1,768    	2,905	 19,173
   Other borrowed funds          		-  	    71    	115      	 -        	-    	186
	Interest paying
     liabilities	        $	   30,232	   8,700  	3,692	   1,768    	2,905 	47,297


Gap	                     $   	(3,358)   	(911)   	613     	580	   13,564 	10,488
Cumulative gap	          $	   (3,358) 	(4,269)	(3,656) 	(3,076)  	10,488

The table indicates that overall, Bancorp re-prices more assets than liabilities i.e., is asset-sensitive, and, therefore, generally earns a greater interest spread as interest rates increase and earns a lower interest spread as rates decrease. In the short-term, Bancorp reprices more liabilities than assets, and is liability-sensitive.

Depending on interest rate trends and forecasts, Bancorp has the opportunity to modify asset pricing or liability rates offered in a particular time frame in order to reduce interest rate sensitivity. The ability to manage these changes is affected by economic conditions, the competitive environment, and the policies of governmental and regulatory authorities. Additionally, certain assets and liabilities have option-like characteristics that may affect net interest income through the exercise of those options as interest rates change. Hedging strategies using interest rate futures and swaps, while available, are generally not used by Bancorp.


CAPITAL RESOURCES

The capital position of Bancorp represents the level of capital needed to support the operation and expansion of the Company and the Bank and to protect depositors and the deposit insurance fund from potential losses. Management regularly reviews capital adequacy to ensure that capital is consistent with Bancorp's and the Bank's expected growth. Through December 31, 1995, Bancorp had never paid a cash dividend to stockholders. On February 23, 1996, a special dividend was declared to shareholders of record March 8, 1996.
Bancorp has no current plans to pay regular dividends.

Stockholder's equity totalled $6.5 million at December 31, 1995, up from $5.95 million at December 31, 1994 and $5.93 million at December 31, 1993. The increase in stockholder's equity was due to Bancorp's net income for 1995, the payoff of debt held by Bancorp's Employee Stock Ownership Plan and a decrease in the level of unrealized losses in the Bank's available-for-sale securities.

Bancorp and the Bank are subject to risk-based capital adequacy requirements which call for a minimum 8 percent total risk-based capital ratio, including a Tier 1 capital ratio of 4 percent. There are two categories of capital under the guidelines. Tier 1 capital includes common stockholders' equity and qualifying preferred stock, less certain intangible assets. Tier 2 capital generally includes, subject to limitations, preferred stock not qualifying as Tier 1 capital, mandatory convertible debt, subordinated and unsecured senior debt and the allowance for possible loan losses. The risk-based capital ratio is determined by weighing assets and off-balance sheet exposures according to their relative credit risks.

The Federal Reserve has also established a minimum capital requirement ratio. This ratio, Tier 1 capital to quarterly average total assets, operates in conjunction with the risk-based capital guidelines and limits the amount of leverage a bank can undertake. Currently, all banks must maintain at least a 3 percent leverage ratio. In general, however, only the top-ranked banking organizations may operate at the minimum capital levels. Other institutions will be expected to maintain ratios that are at least 100 to 200 basis points above the minimum levels of capital. It is management's intent to maintain capital ratios for Bancorp and the Bank above the regulatory well-capitalized levels, which are 6 percent for the Tier 1 capital ratio, 10 percent for the total risk-based capital ratio, and 5 percent for the Tier 1 leverage ratio.

Between December 1992 and September 1994, the Bank was required to maintain a Tier 1 capital ratio of at least 10.00%, and a leverage ratio of at least 6.00%, levels higher than the regulatory minimum, under the terms of the Bank's Formal Agreement with the Office of the Comptroller of the Currency. The Formal Agreement was terminated in September 1994.

Bancorp's and the Bank's capital ratios continued to exceed the minimum levels required and were above the regulatory well-capitalized levels throughout
1995.   Bancorp's and the Bank's capital ratios for 1995, 1994, and 1993 were:

                                                        	December 31,
	Capital Ratios			                       1995       	1994       	1993

Trans Pacific Bancorp:
  Tier 1 Capital Ratio	               		15.81%     	15.99%     	12.05%
  Risk-Based Capital Ratio	           		16.81%	     17.06%     	13.32%
  Leverage Ratio			                      9.85%	      9.80%      	8.26%

Trans Pacific National Bank:
Tier 1 Capital Ratio			                 16.06%     	16.08%     	11.97%
Risk-Based Capital Ratio			             17.05%	     17.14%     	13.23%
Leverage Ratio			                       10.03%	      9.90%      	8.23%

There are no known trends, events, or uncertainties that will have or that are reasonably likely to have a material effect on the Company's capital resources, liquidity, asset quality, or results of operations.







	REPORT OF THE INDEPENDENT AUDITORS



To the Board of Directors and Stockholders of Trans Pacific Bancorp:


We have audited the accompanying consolidated balance sheets of Trans Pacific Bancorp and Subsidiary (the Company) as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trans Pacific Bancorp and Subsidiary as of December 31, 1995 and 1994, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.





/s/ KPMG Peat Marwick LLP
San Francisco, California
January 26, 1996


                        	CONSOLIDATED FINANCIAL STATEMENTS

                       	Trans Pacific Bancorp and Subsidiary
                             CONSOLIDATED BALANCE SHEETS
                            	December 31, 1995 and 1994

Assets		                                                       1995        	1994

Cash and due from banks (note 2)	                       $	5,190,611   	3,127,239
Federal funds sold		                                      4,725,000   	4,250,000
Interest-bearing deposits with banks		                      489,713     	687,017
Securities held to maturity, at amortized cost, (fair
value of $9,518,140 as of December 31, 1994
(note 3)		                                                        -   	9,742,510
Securities available for sale, at fair value (note 3)		  13,870,220   	4,077,976
Loans, net (notes 4, 10 and 11):
Commercial		                                             18,555,335	  14,965,760
Real estate		                                            17,982,782  	15,905,639
Installment		                                               167,443     	279,054
Preference lines		                                        1,997,955   	1,594,057
Other		                                                      40,573	      14,322

	Total loans		                                           38,744,088  	32,758,832
Allowance for loan losses		                                 403,651     	390,465

	Loans, net		                                            38,340,437  	32,368,367
Premises and equipment, net (note 5)		                      932,553   	1,036,590
Customer acceptances outstanding		                           50,393	     119,150
Deferred tax asset, net (note 6)		                                -      	46,000
Intangible assets 		                                        437,141     	536,121
Other assets	                                              	790,452     	779,802

	Total assets	                                         $	64,826,520  	56,770,772







Continued


	Trans Pacific Bancorp and Subsidiary
	CONSOLIDATED BALANCE SHEETS
	December 31, 1995 and 1994



Liabilities and Stockholders' Equity	                        1995         	1994

Liabilities:
Non-interest-bearing demand deposits	                $	10,453,322   	11,355,927
Interest-bearing demand deposits	                     	26,913,507   	20,352,897
Savings		                                               1,023,815    	1,222,948
Time deposits (note 7)		                               19,173,344   	16,868,465
		Total deposits	                                      57,563,988   	49,800,237

Accrued interest payable		                                178,430      	107,163
Other short-term borrowings		                             186,432      	513,917
Borrowings for Employee Stock Ownership Plan (note 9)	          -       	26,250
Acceptances outstanding		                                  50,393      	119,150
Deferred tax liability, net (note 6)		                     30,700            	-
Other liabilities	                                       	284,606      	253,216

	Total liabilities		                                   58,294,549	   50,819,933

Commitments and contingencies (notes 12 and 16)

Stockholders' equity:
Common stock, no par value;
10,000,000 shares authorized, 1,118,195
shares issued and outstanding (note 8)		                 5,784,323	   5,784,323
Retained earnings		                                        768,648     	323,266
Deferred compensation - Employee Stock
Ownership Plan (note 9)		                                        -     	(26,250)
Net unrealized losses on securities
available for sale (note 3)		                              (21,000)   	(130,500)

	Total stockholders' equity	                            	6,531,971   	5,950,839

Total liabilities and stockholders' equity	           $	64,826,520	  56,770,772


                     	Trans Pacific Bancorp and Subsidiary
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   Years Ended December 31, 1995, 1994 and 1993

	                                                  1995	       1994       	1993
Interest income:
Loans	                                      $	3,843,432  	3,298,910  	3,706,545
Investment securities, including dividends		    739,133	    655,848    	486,651
Deposits with banks		                            23,240	     36,481	     52,871
Federal funds sold		                            249,237    	268,166	    187,400

	Total interest income		                      4,855,042  	4,259,405  	4,433,467

Interest expense:
Deposits (note 7)		                           1,783,252  	1,323,044  	1,573,470
Other borrowed funds (note 9)		                  15,958     	46,149     	43,696

	Total interest expense		                     1,799,210  	1,369,193  	1,617,166

Net interest income		                         3,055,832  	2,890,212	  2,816,301
Provision for possible loan losses (note 4)		    40,000    	173,000    	889,000

Net interest income after provision
   for possible loan losses		                 3,015,832  	2,717,212  	1,927,301

Non-interest income:
Gain on sale of securities                          		-          	-     	30,324
Service charges on deposit accounts		           282,349    	267,998	    275,430
Other real estate owned		                             -	     83,982	    145,452
Other charges and fees                        		315,416    	312,013    	403,490

	Total non-interest income	                    	597,765	    663,993    	854,696

Non-interest expense:
Salaries and employee benefits (note 9)     		1,719,503  	1,626,665  	1,586,516
Occupancy 		                                    295,734     325,051	    429,981
Furniture and equipment		                        96,514     	94,793    	120,221
Other real estate owned	                           	214    	106,885	    458,509
Other operating	                               	849,250    	935,120	    971,539

	Total non-interest expense		                 2,961,215  	3,088,514	  3,566,766

Income (loss) before income taxes	             	652,382    	292,691   	(784,769)
Income tax expense (benefit) (note 6)		         207,000	    112,500	   (170,800)

 	Net  income (loss)	                       $  	445,382    	180,191   	(613,969)

Net income (loss) per share	                $     	0.40       	0.16      	(0.54)
Average common shares outstanding (note 8)    1,118,195  	1,127,305  	1,143,195


                    	Trans Pacific Bancorp and Subsidiary
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 Years ended December 31, 1995, 1994 and 1993


                     		  	                     Deferred
                			                       Compensation-   Unrealized
		                                             Employee   Gains (losses)   Total
                        			                       Stock   on Securities	  Stock-
                    Common Stock	   Retained  Ownership   Available       holder
                  Shares 	  Amount	 Earnings	      Plan   For Sale        Equity

Balance at
 Dec. 31, 1992 1,143,195	$5,834,827 $757,044 $(116,250) $       -     $6,475,621
Net loss		             -          - (613,969)        -          -     	(613,969)
Debt reduction
  of ESOP	             -         	-       	-    45,000          -	       45,000
Unrealized gains
  on securities
  available
   for sale,
   net of tax         	-	         -       	-	        -    	20,250	       20,250

Balance at
 Dec. 31, 1993 1,143,195 	5,834,827 	143,075  	(71,250)  	 20,250    	5,926,902
Net income            	-         	- 	180,191        	-	         -	      180,191
Repurchase of
   common stock	 (25,000)  	(50,504)      	-        	-         	-      	(50,504)
Debt reduction
  of ESOP             	-	         -       	-	   45,000        	 -       	45,000
Change in
  unrealized
  losses on
  securities
  available
  for sale,
  net of tax          	-	         -	       -	        -	  (150,750)    	(150,750)

Balance at
 Dec. 31, 1994  1,118,195 5,784,323 	323,266  	(26,250) 	(130,500)	   5,950,839
Net income	             -        	-	 445,382        	-         	-      	445,382
Debt reduction
  of ESOP	              -         -       	-   	26,250         	-	       26,250
Change in
  unrealized
  gains on
  securities
  available
  for sale,
  net of tax	           -        	-       	-	        -   	109,500	      109,500

Balance at
 Dec. 31, 1995	  1,118,195	$5,784,323	$768,648	$     - 	$ (21,000)	$  6,531,971

                             	Trans Pacific Bancorp
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Years Ended December 31, 1995, 1994 and 1993

                                                 		1995        1994       	1993

Cash flows from operating activities:
Net income (loss) 	                        $   	445,382    	180,191	   (613,969)
Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
Depreciation and amortization		                 225,133    	250,431    	373,121
Provision for loan losses		                      40,000    	173,000  	  889,000
Provision for real estate owned	                     	-     	75,000	    346,451
Loss (gain) on sale of other real estate owned		      -    	(48,135)    	28,083
Gain on sale of securities held for sale		            -          	-    	(30,324)
Deferred tax expense		                           37,700          	-    	141,600
Increase (decrease) in accrued interest payable  71,267     	11,183  	   (7,053)
Increase (decrease) in other liabilities		       31,390	    (45,734)   	(66,274)
(Increase) decrease in other assets		            (8,150)   	300,556  	 (117,767)

Total adjustments		                             397,340    	716,301  	1,556,837

Net cash provided by operating activities	      842,722    	896,492    	942,868

Cash flows from investing activities:
(Increase) decrease in loans funded,
   net of principal collected              		(6,012,070)  6,843,566	  9,356,173
Proceeds from principal repayments and
   matured investment securities		            4,265,543   7,725,811  	5,491,052
Proceeds from sale of securities held for sale	       -          	-	  1,533,935
Purchase of securities held to maturity		             -  (8,031,885) (8,461,151)
Purchase of securities available for sale	   (4,169,277) (1,556,485)         	-
Net decrease (increase) in
   interest-bearing deposits with banks		       197,304    	(33,848)    	(5,000)
Purchase of premises and equipment		            (22,116)  	(173,409)   	(21,220)
Proceeds from sale of other real estate owned	       	-  	3,482,593    	336,666
Purchase of other real estate owned	                 	-   	(221,328)  	(437,994)

Net cash (used in) provided by investing
  activities                               		(5,740,616) 	8,035,015  	7,792,461



	continued . . .


                  	Trans Pacific Bancorp and Subsidiary
           CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
             	Years ended December 31, 1995, 1994 and 1993

                                                			1995	       1994	        1993

Cash flows from financing activities:
Net increase (decrease) in demand
   deposits and savings	                    $	5,458,872 	(1,650,467)	(2,379,313)
Net increase (decrease) in time deposits		    2,304,879 	(6,372,769)	(3,713,158)
Proceeds from other short-term borrowings	     	186,432	  3,169,448  	2,322,122
Repayment of other short-term borrowings	     	(513,917)	(3,187,665)	(2,739,955)
Repurchase of common stock	                          	-    	(50,504)         	-

Net cash provided by (used in) financing
  activities	                                 7,436,266 	(8,091,957)	(6,510,304)

Net increase in cash and cash equivalents		   2,538,372	    839,550  	2,225,025
Cash and cash equivalents at beginning
  of year		                                   7,377,239  	6,537,689  	4,312,664

Cash and cash equivalents at end of year	   $	9,915,611  	7,377,239  	6,537,689


Supplemental Disclosures of Cash Flow Information
   Non-cash investing and financing activities:
Real estate acquired in settlement of loans	$	        -    	181,431    	221,705
Reduction of guaranteed ESOP obligation		        26,250     	45,000     	45,000
Change in unrealized gains (losses) on
  securities available for sale, net of taxes		 109,500	    150,750          	-
Transfer of held-to-maturity securities
  to available-for-sale	                     	6,594,663          	-          	-


   Cash paid for:
Interest	                                   $	1,799,210  	1,358,010  	1,624,219
Income taxes	                                  	147,400        	800     	25,800




                   Trans Pacific Bancorp and Subsidiary
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 1.	Business and Significant Accounting Policies

Trans Pacific Bancorp, a registered banking holding company (Bancorp), provides a full range of banking services to individual and corporate customers in Northern California through its wholly-owned subsidiary bank, Trans Pacific National Bank (the Bank). The Bank is subject to competition from other financial institutions and to regulations of certain agencies and undergoes periodic examinations by those regulatory agencies.


Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of Bancorp and the Bank (the Company), and are prepared in conformity with generally accepted accounting principles and general practices within the banking industry. The following is a summary of significant policies used in the preparation of the accompanying financial statements. In preparing the financial statements, Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of income and expenses for the periods presented, in conformity with generally accepted accounting principles. Actual results could differ from those estimates. Certain reclassifications have been made to balances in preceding years to conform to the current year presentation.


Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for a one day period.


Marketable Investment Securities

Marketable investment securities consist of US Treasury, mortgage-backed, corporate debt securities, and Federal Reserve stock. The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (Statement 115) at December 31, 1993. Under Statement 115, the Company classifies its debt and marketable equity securities in one of two categories: available-for-sale or held-to-maturity. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All other securities not included in held-to-maturity are classified as available-for-sale. The Company engages in no securities trading activities.

Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Unrealized gains and losses associated with transfers of securities from held-to-maturity to available-for-sale are recorded as a separate component of stockholders' equity.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

A decline in the market value of any available for sale or held to maturity security below cost that is deemed other than temporary, results in a charge to earnings and the establishment of a new cost basis for the security.


Loans and Allowance for Loan Losses

Loans are stated at the amount of unpaid principal, net of deferred fees, and reduced by an allowance for loan losses. Accrual of interest is discontinued on loans which are more than 90 days delinquent when Management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful unless the loans are well-secured and in the process of collection. When a loan is placed on non-accrual status, all interest previously accrued but not collected is charged against current period income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable.

Non-refundable fees and direct loan origination costs are deferred and amortized to income or expense over the expected loan period using a method that approximates the interest method.

The allowance for loan losses is established through periodic provisions for possible loan losses. Loans are charged against the allowance for loan losses when Management believes that the collectibility of the principal is unlikely. The allowance is a reserve to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations include consideration of changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay.

Management believes that the allowance for loans losses is adequate. While Management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.


Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation, which is computed using the straight-line method over the estimated useful lives of the assets (3 to 20 years). Leasehold improvements are amortized over their estimated useful lives or the terms of the respective leases, whichever is shorter. Fully depreciated assets are removed from the Company's Balance Sheet.


Impairment of Long-Lived Assets

In 1995, the Financial Accounting Standard Board issued the Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (SFAS 121). Under the provisions of SFAS 121, long-lived assets and certain identifiable intangibles to be held and used by an entity are required to be reviewed for impairment whenever events or changes indicate that the carrying amount of an asset may not be recoverable. The Company will implement SFAS 121 in January 1996. Management believes that the adoption of this statement will not have a material impact on the Company's financial condition.


Other Real Estate Owned

Other real estate owned, consisting of real estate acquired in the settlement of loans is carried at the lower of cost or the fair value less estimated selling costs. Fair value represents the amount that could be reasonably expected in a current sale (other than a forced or liquidation sale) between a willing buyer and a willing seller and is generally based upon an independent property appraisal. When the property is acquired, any excess of the loan balance over fair value of the property is charged to the related allowance for loan losses. Subsequent write-downs due to the declines in independent property appraisals, and routine holding costs are included in other real estate owned expense.


Core Deposit Intangibles

Core deposit intangibles are amortized over the estimated average life (10 years) of the acquired deposit base using the straight line method.


Net Income (Loss) per Share

Net income (loss) per share is computed by dividing net income (loss) by the average number of shares outstanding during the period. The impact of common stock equivalents, primarily stock options, is not material.




Income Taxes

The Company and its subsidiaries file consolidated tax returns. For financial reporting purposes, the income tax effects of transactions are recognized in the year in which they enter into the determination of recorded income, regardless of when they are recognized for income tax purposes. Accordingly, the provisions for income taxes in the consolidated statements of income include charges or credits for deferred income taxes relating to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.


Note 2.	Restricted Cash Balances

Federal Reserve Board regulations require reserve balances on deposits to be maintained by the Bank with the Federal Reserve Bank. The required reserve balances were $279,000 and $306,000 at December 31, 1995 and 1994, respectively.

As compensation for check clearing and other services, compensating balances of approximately $4,900,000 and $2,800,000 were maintained with correspondent banks at December 31, 1995 and 1994, respectively.


Note 3.	Investment Securities

The amortized cost, unrealized gains and losses and estimated fair value of major components of available for sale securities and held to maturity securities at December 31, 1995 and 1994 were as follows:

                              				Amortized		Unrealized		Unrealized
1995	                               			Cost     		Gains	    	Losses		Fair Value

Available for sale:
US Treasury securities	         $	6,785,849		    22,822	    	(9,687)		6,798,984
Government Agency securities	     2,500,000	     	2,650	         	-	 	2,502,650
Mortgage-backed securities	     		2,690,646    		24,340	   	(15,788)		2,699,198
Corporate debt securities			      1,366,002		         -   		(52,337)		1,313,665
Federal Reserve stock
  and other securities		           	555,723		         -         		-	   	555,723

		                              $13,898,220    		49,812	   	(77,812)	13,870,220




                               			Amortized		 Unrealized 	Unrealized
1994			                               	Cost	      	Gains		    Losses		Fair Value

Held to maturity:
US Treasury securities         	$	8,285,393	        	949	 	(187,896)		8,098,446
Mortgage-backed securities			     1,457,117	      	8,472	  	(45,895)		1,419,694

			                             $	9,742,510      		9,421	 	(233,791)		9,518,140

Available for sale:
US Treasury securities		         	1,505,500          		-	  	(32,398)		1,473,102
Mortgage-backed securities     	$	  992,725		      4,853	  	(56,056)	  	941,522
Corporate debt securities			      1,410,357	          	-	  	(90,399)		1,319,958
Federal Reserve stock
  and other securities           			343,394	          	-        		-   		343,394

                                $	4,251,976		      4,853		 (178,853)		4,077,976

The amortized cost and estimated fair value of investment securities at December 31, 1995 and 1994, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

1995								                                   Amortized Cost	     	Fair Value
Available for sale:
Due in one year or less	                     				$		5,237,875      		5,242,447
Due after one year through five years				          	5,605,299	      	5,564,175
Mortgage-backed securities
                                                   	2,690,646	      	2,699,198
Federal Reserve Stock and other securities				        364,400	        	364,400

			                                              $	13,898,220     		13,870,220

1994							                                   	Amortized Cost	     	Fair Value
Held to maturity:
Due in one year or less		                     				$	4,447,696	      	4,422,490
Due after one year through five years					          3,837,697	      	3,675,956
Mortgage-backed securities							                   1,457,117	      	1,419,694

				                                              $	9,742,510	      	9,518,140
Available for sale:
Due in one year or less		                     				$  	132,894        		132,894
Due after one year through five years					          2,915,857	      	2,793,060
Mortgage-backed securities						   	                  992,725	        	941,522
Federal Reserve Stock and other securities			        	210,500	        	210,500

				                                              $	4,251,976      		4,077,976

There were no sales of securities during 1995 or 1994. In November 1995, the Financial Accounting Standards Board issued a special report, A Guide to Implementation of Statement No. 115, on Accounting for Certain Investments in Debt and Equity Securities -- Questions and Answers (the Special Report). The Special Report allowed companies to reassess the appropriateness of the classifications of all securities held and account for any resulting reclassification at fair value. Reclassifications from this one-time reassessment will not call into question the intent of an enterprise to hold other debt securities to maturity in the future, provided that it was performed by December 31, 1995. The Company adopted the reclassification provision stated in the Special Report prior to December 31, 1995 and transferred approximately $6.6 million of held-to-maturity securities into available-for-sale. The unrealized pretax gain upon transfer was approximately $15,000 as of December 31, 1995.

Investment securities with an amortized cost of approximately $2,835,000 and $1,896,000 at December 31, 1995 and 1994, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.


Note 4.	Loan Concentrations and Allowance for Loan Losses

The majority of the Bank's business is done with customers located in Northern California, specifically in the San Francisco Bay Area. The Bank has a significant amount of credit arrangements that are secured by real estate collateral. Generally, the Bank attempts to maintain loan to value ratios no greater than 65 percent on commercial and multi-family real estate loans and no greater than 80 percent on single-family residential real estate loans. At December 31, 1995 and 1994, the Bank had loans outstanding of approximately $17,983,000 and $15,906,000 respectively, that were collateralized by local real estate.

Changes in the allowance for loan losses were as follows:


                                             	1995	     1994       	1993

Balance, beginning of year	              $	390,465  	670,116	    795,251
Provision for possible loan losses		        40,000	  173,000	    889,000
Loan charge-offs		                        (284,860)	(641,849)	(1,026,106)
Recoveries of loan charge-offs		           258,046  	189,198	     11,971

Balance, end of year	                    $	403,651  	390,465    	670,116

Net loan chargeoffs, as a percentage
of average total loans	                      	0.08%	    1.24%	      2.23%


Non-accrual loans were $45,199, $352,330, and $1,281,321, at December 31, 1995, 1994, and 1993, respectively. At December 31, 1995, there were no additional loan commitments to borrowers whose loans were identified as non-accrual.

Loans that were restructured were $0, $0, and $635,000, at December 31, 1995, 1994, and 1993, respectively. At December 31, 1995, there were no additional loan commitments to borrowers whose loans were identified as restructured.

The following is a summary of interest foregone on non-accrual and restructured loans for the years ended December 31:


(in thousands)			                                1995      	1994      	1993

Interest income that would have been
recognized had the loans performed
in accordance with their original
terms                                       		$	4,474    	18,837   	176,978
Less: Interest income recognized on
non-accrual and restructured loans	                 -         	-   	(73,121)

Interest foregone on non-accrual and
restructured loans	                          	$	4,474    	18,837   	103,857



The Company adopted the provisions of Statement of Financial Accounting Standard No. 114, Accounting by Creditors for Impairment of Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures, effective January 1, 1995. SFAS 114 required entities to measure certain impaired loans based on the present value of future cash flows discounted at the loan's effective interest rate, or at the loan's market value or the fair value of collateral if the loan is secured. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. If the measurement of the impaired loans is less than the recorded investment in the loan, impairment is recognized by creating or adjusting an existing allocation of the allowance for loan losses. The adoption of SFAS 114 did not have a material effect on the Company's financial statements, as the Company's policy of measuring loan impairment was consistent with methods prescribed in these standards. At December 31, 1995, the recorded investment in loans for which impairment was recognized in accordance with SFAS 114 totaled $45,199, of which there was a related reserve for loan losses of $4,520.

The average balances of the Company's impaired loans for the year ended December 31, 1995, was $838,282. In general, the Company does not recognize any interest income on loans that are classified as impaired.




Note 5.	Premises and Equipment

The following presents the cost of premises and equipment including leasehold improvements and the related accumulated depreciation and amortization at December 31:

                                                    		1995        	1994

Premises and leasehold improvements		          $	2,142,446   	2,142,446
Furniture, fixtures and equipment				              822,368   	1,126,971

	                                             			2,964,814	   3,269,417
Less accumulated depreciation and amortization		(2,032,261)	 (2,232,827)

Premises and equipment, net	                   		$	932,553   	1,036,590

Depreciation and amortization expense related to premises and equipment amounted to $126,153, $151,443, and $287,766, in 1995, 1994 and 1993,
respectively.


Note 6.	Income Taxes

Income tax expense (benefit) for the years ended December 31, 1995, 1994, and 1993 consists of:

                      	1995	            1994	            1993

Current:
Federal         	$		166,900          	94,500        	(314,000)
State			              2,400	          18,000           	1,600

	                 		169,300         	112,500        	(312,400)

Deferred:
Federal	          		(33,700)              	-         	119,290
State			             71,400               	-          	22,310

	                 			37,700               	-         	141,600

	               	$		207,000	         112,500        	(170,800)





A reconciliation of the tax computed at the Federal statutory tax rate to the actual income tax rate on income is as follows:
	                                               1995      	1994	      1993

Income tax expense (benefit)
at the statutory tax rate		                    	34.0%     	34.0%	    (34.0)%
State income taxes, net			                       7.5       	4.0	       3.0
Current year benefit derived from previously
capitalized expenses			                            -         	-      	(6.6)
Other, net			                                    3.9       	0.4	       0.3
Change in deferred tax
asset valuation allowance	                   		(13.7)	        -	      15.6

	                                            			31.7%     	38.4%    	(21.7)%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1995 and 1994 are presented below:

                                                     		1995	      1994

Deferred tax assets:
Book provision for loan losses in excess of tax	  $  	2,800    	39,900
State taxes			                                          800       	800
Net operating loss			                                     -    	87,750
Premises and equipment, principally due to
differences between depreciation and
amortization charged to income and
amount deducted for tax purposes		                   42,200    	26,600
Adjustment for available-for-sale securities
market valuation			                                   7,000	    46,000
Other, net		                                         	8,000     	2,800
		                                                   60,800   	203,850
Less: valuation allowance		                        	(33,700)	 (122,950)
Total deferred tax assets			                         27,100	    80,900

Deferred tax liabilities:
Difference between accrual
and cash taxable income	                           		57,800    	34,900

Total deferred tax liabilities			                    57,800    	34,900

Net deferred tax (liability) asset		              $	(30,700)   	46,000




Note 7.	Deposits

Time deposits of $100,000 or more and their remaining maturities at December 31 are approximately as follows:

                                     		1995         	1994

Three months or less	          	$	6,992,000    	5,866,000
Four through six months 			       1,971,000	    2,161,000
Seven through twelve months 			     759,000	    1,763,000
Over twelve months 			              967,000	      400,000

	                           			$	10,689,000   	10,190,000

Interest expense on time deposits of $100,000 or more was approximately $578,000, $437,000, and $557,000 for the years ended December 31, 1995, 1994 and 1993 respectively.


Note 8.	Common Stock and Stock Options

Bancorp has adopted a qualified stock option plan for officers and key employees (the Plan) under which a maximum of 100,000 shares of the Bancorp's common stock may be issued. The Plan calls for the exercise prices of the options to be equal to or greater than the fair market value of the stock at date of the grant. Since 1984, options for a total of 92,500 shares of common stock have been granted with an option price of $5.00 per share, with full vesting generally occurring within five to seven years of the grant date. The expiration period of vested options ranges from the years 1997 through 2000, or within six months of termination. The number of shares of common stock subject to options and exercisable at December 31, 1995 was 45,400.

In 1990, Bancorp adopted a non-qualified stock option plan for certain of its directors. Persons eligible to receive grants of options under this plan are directors of Bancorp and the Bank. The amount of shares of stock that may be subject to options granted under the plan is limited to 10% of the total number of issued and outstanding shares of Bancorp stock. In October 1990, stock options to acquire 35,000 shares of common stock were granted to the directors with an option price of $5.25 per share. In December 1995, stock options to acquire 28,750 shares of common stock were granted to the directors with an option price of $4.50 per share. These options are immediately exercisable and expire in ten years from the date of grant, or within six months of resignation. No options had been exercised as of December 31, 1995. The number of shares of common stock subject to these options and exercisable at December 31, 1995 was 56,250.



The following is a summary of transactions which occurred during 1993, 1994 and 1995:

                                                          	Options Outstanding
                                       		Officers & Employees       	Directors

December 31, 1992			                                   35,000          	35,000
Options granted			                                     22,500	               -
Options expired/forfeited			                                -          	(7,500)
December 31, 1993		                                   	57,500	          27,500
Options granted			                                     35,000	               -
Options expired/forfeited		                          	(30,000)	              -
December 31, 1994		                                   	62,500	          27,500
Options granted			                                          -	          28,750
Options expired/forfeited			                                -               	-
December 31,1995			                                    62,500          	56,250

Options exercisable at December 31, 1995		             45,400          	56,250


On October 23, 1995, the Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock-Based Compensation, (SFAS 123). The recognition provisions and disclosure requirements of SFAS 123 are effective January 1, 1996. SFAS 123 allows an entity to either (i) retain the current method of accounting for stock compensation (principally APB Opinion No. 25) for purposes of preparing its basic financial statements, or (ii) adopt a new fair value based method that is established by the provisions of SFAS 123. The Company plans to retain its current method of accounting for stock compensation when it adopts this statement in 1996, and thus, it will not have an impact on the Company's results of operations.

Note 9.	Employee Stock Ownership Plan

In July, 1990, the Bancorp created an Employee Stock Ownership Plan (ESOP) for the benefit of all employees who have worked for the Bank for one or more years. The ESOP borrowed $180,000 at a variable interest rate from a third party financial institution, to be repaid over a 5 year period. The loan was paid off in 1995. The proceeds from the borrowing were used to purchase 48,400 shares of Bancorp common stock for the ESOP which was pledged as
collateral for the borrowing.    For the years ended December 31, 1995, 1994,
and 1993, the Bank provided cash contributions of $26,250, $45,000 and $45,000, respectively, which were included in salaries and employee benefits. Interest expense on ESOP debt was $2,600, $6,300, and $8,200 for 1995, 1994 and 1993, respectively.


Note 10.	Related Party Transactions

In the ordinary course of business, the Bank makes loans to directors, officers, shareholders and their associates on substantially the same terms, including interest rates, origination and commitment fees, and collateral, as comparable transactions with unaffiliated persons, and such loans do not involve more than the normal risk of collectibility. At December 31, 1995, no related party loans were on non-accrual or classified for regulatory reporting purposes.

Total loans made to or guaranteed by the Bank's directors and officers and their related companies totaled $2,546,172 and $2,641,733 at December 31, 1995 and 1994, respectively. Activity related to loans to directors, officers and principal shareholders and their associates for the year ended December 31, 1995 and 1994 is as follows:

                                            		1995	           1994

Balance at December 31, 1994		         $	2,641,733      	2,751,070
New loans or disbursements			              276,500        	424,189
Principal repayments			                   (372,061)      	(533,526)

Balance at December 31, 1995		         $	2,546,172      	2,641,733


Note 11.	Commitments and Contingencies

Bancorp leases certain banking premises under an operating lease that expires April 1, 2001, with a renewal option under similar terms until April 1, 2004. Minimum rental commitments for future years under these noncancelable leases are as follows at December 31, 1995:

          1996        	$	120,000
          1997		         120,000
          1998		         120,000
          1999		         120,000
          2000		         120,000
          thereafter 	   	30,000
                    			$	630,000

The total rental expense was $120,000 for each of the years ended December 31, 1995, 1994, and 1993.

Additionally, the Bank is involved in various claims and lawsuits in the normal course of its business. In the opinion of management, after review with independent legal counsel, the ultimate liability resulting from such claims and lawsuits will not have a material adverse effect on the financial position, results of operations, or liquidity of the Bank.

Note 12.	Financial Instruments with Off-Balance-Sheet Risk

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Financial instruments whose contract amounts represent credit risk at December 31:

                                           		1995	          1994

Commitments to extend credit		       $	12,949,000	    12,124,000
Standby letters of credit		          $   	775,000     	1,968,000


Note 13.	Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1995. The fair value of financial instruments does not represent actual amounts that may be realized upon any sale or liquidation of the related assets or liabilities. In addition, these values do not give effect to discounts to fair value which may occur when financial instruments are sold in larger quantities. The fair values presented represent the Company's best estimate of fair value using the methodologies discussed below.

The respective carrying values of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and due from banks, interest-bearing deposits in banks, federal funds sold, customers' acceptance liability, accrued interest receivable, other short-term borrowings, acceptances outstanding and accrued interest payable. Carrying values were assumed to approximate fair values for these financial instruments as they are short term in nature and their recorded amounts approximate fair values or are receivable or payable on demand. The Company does not use derivative financial instruments.


                                                       			1995
                                         		Carrying                 	Fair
			                                         Amount                  	Value
Financial Assets
Securities available for sale	        		 13,870,220            	13,870,220
Loans			                                 38,744,088	            38,561,377

Financial Liabilities
Deposits		                              	57,563,988	            57,607,208


The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Securities: The fair values of securities classified as available-for-sale are based on quoted market prices at the reporting date for those or similar investments.

Loans: The fair value of fixed rate loans is determined as the present value of expected future cash flows discounted at the interest rate currently offered by the Company, which approximates rates currently offered by local lending institutions for loans of similar terms to companies with comparable credit risk. Variable rate loans which reprice frequently with changes in market rates, were valued using the outstanding principal balance.

Deposits: The fair values of demand deposits, savings deposits, and money market deposits without defined maturities were the amounts payable on demand. For substantially all deposits with defined maturities, the fair values were calculated using discounted cash flow models based on market interest rates for different product types and maturity dates. For variable rate deposits where the Company has the contractual right to change rates, carrying value was assumed to approximate fair value. The discount rates used were based on rates for comparative deposits.




Note 14. Condensed Financial Information of Trans Pacific Bancorp (Parent Company Only)

                         	Condensed Balance Sheets
                                                             				 	December 31,

              	                                          	1995	           1994

Assets:
Cash and due from banks		                          $   	27,884	          87,371
Investment in subsidiary 			                         6,511,607	       5,892,791
Other assets		                                              	-           	5,000

Total assets		                                     $	6,539,491       	5,985,162

Liabilities:
Borrowings for Employee Stock Ownership Plan		               -          	26,250
Other liabilities			                                     7,520           	8,073

Stockholders' Equity:
Common stock			                                      5,784,323       	5,784,323
Retained Earnings		                                   	768,648	         323,266
Deferred Compensation - Employee Stock
Ownership Plan			                                            -         	(26,250)
Net unrealized losses on
 available for sale securities	                      		(21,000)       	(130,500)

Total liabilities and stockholders' equity        	$	6,539,491       	5,985,162


                              	Condensed Statements of Operations

                                                   					Years Ended December 31,
   	                                             		1995	       1994       	1993
Income:
Gain on sale of premises	                    $       	-          	-    	314,382
Other income		                                    1,363	      2,932	     56,126
                                                		1,363      	2,932    	370,508

Expenses		                                       65,297	     55,045	    118,410

Income (loss) before taxes and equity in
undistributed income
(loss) of subsidiary		                          (63,934)	   (52,113)   	252,098
Income tax expense (benefit)		                        -           -          	-

Net income (loss) before equity in
  undistributed ncome (loss) of subsidiary		    (63,934)	   (52,113)	   252,098
Equity in undistributed income (loss)
of subsidiary		                                 509,316    	232,304	   (866,067)

Net income (loss)	                           $ 	445,382	    180,191   	(613,969)

                             	Condensed Statements of Cash Flows

                                                       	Years ended December 31,
	                                                		1995	       1994       	1993

Cash flows from operating activities:
Net income (loss)	                           $ 	445,382    	180,191	   (613,969)
Adjustments to reconcile net income
  (loss) to net cash (used in) provided
   by operating activities:
Depreciation and amortization		                       -          	-     	18,932
Gain on sale of premises and leasehold	               -          	-   	(314,382)
Decrease in other assets	                        	5,000          	-          	-
(Decrease) increase in other liabilities		         (553)	    (2,533)    	10,184
Increase (decrease) in due to subsidiary	             -	          -   	(103,917)
Equity in undistributed income (loss)
   of subsidiary	                             	(509,316)  	(232,304)   	866,067

Total adjustments	                            	(504,869)  	(234,837)   	476,884

Net cash used in operating activities:		        (59,487)   	(54,646)  	(137,085)

Cash flows from investing activities:
Investment in subsidiary		                            -          	-	   (350,000)
Proceeds from sale of premises and leasehold	         -	          -	  1,146,204

Net cash provided by investing activities		           -          	-    	796,204

Cash flows from financing activities:
Repurchase of common stock		                          -	    (50,504)         	-
Repayment of note payable		                           -          	-   	(489,832)

Net cash used in financing activities		               -    	(50,504)  	(489,832)

Net (decrease) increase in cash and
cash equivalents		                              (59,487)  	(105,150)   	169,287
Cash and cash equivalents at beginning
of year		                                        87,371    	192,521	     23,234

Cash and cash equivalents at end
of year	                                     $  	27,884     	87,371    	192,521


Note 15.	Capital Adequacy

The capital position of Bancorp represents the level of capital needed to support the operation and expansion of the Company and to protect Bank depositors and the Federal deposit insurance fund from potential losses. Bancorp and the Bank are subject to minimum regulatory ratios for risk-based capital and were in compliance with such requirements throughout 1995. Both Bancorp's and the Bank's capital ratios are as follows, at December 31:



                                                                				Regulatory
                                                                				Minimum at
                                               		1995     	1994	   1995 & 1994

Bancorp:
Tier 1 capital ratio		                          15.81%   	15.99%	         4.00%
Total capital ratio		                           16.81%	   17.06%	         8.00%
Leverage ratio	                                 	9.85%	    9.80%	         3.00%

Bank:
Tier 1 capital ratio		                          16.06%	   16.08%	         4.00%
Total capital ratio		                           17.05%   	17.14%	         8.00%
Leverage ratio		                                10.03%    	9.90%         	3.00%


Between December 1992 and September 1994, the Bank was required to maintain a Tier 1 capital ratio of at least 10.00%, and a leverage ratio of at least 6.00%, levels higher than the regulatory minimums shown above, under the terms of the Bank's Formal Agreement (see Note 16).


Note 16.	Regulatory Matters

On December 17, 1992, the Bank entered into a Formal Agreement (the Agreement) with the Office of the Comptroller of the Currency (OCC). The Formal Agreement required the Bank to maintain Tier 1 capital of at least 10.00% of risk-weighted assets and Tier 1 capital of at least 6.00% of adjusted total assets.

The Agreement also required the following of the Bank: (1) develop a program to improve the effectiveness of Board supervision; (2) develop a program to improve the Bank's loan administration and underwriting; (3) develop and implement an asset review program to ensure the timely identification of problem loans, other real estate owned and other assets; (4) develop and implement a written program to collect or strengthen criticized and classified loan assets; (5) submit a 3 year capital plan for OCC approval; and (6) develop a plan to improve liquidity management. The Agreement also restricted the Bank's ability to pay dividends to Bancorp.

On September 8, 1994, the Bank's Formal Agreement with the OCC was terminated, as the Bank had achieved full compliance with the Agreement.

On July 22, 1993, Bancorp and the Federal Reserve Bank, Bancorp's primary regulator, signed a Memorandum of Understanding (MOU). This MOU required Bancorp to: (1) report on measures taken to improve the financial condition of Trans Pacific National Bank, (2) report on measures taken to improve the Directors' supervision of Trans Pacific National Bank, and (3) furnish quarterly progress reports that shall include financial statements and information detailing the form and manner of all actions to attain compliance with the MOU.

Additionally, Bancorp was required to obtain Federal Reserve approval before:
(1) paying cash dividends to shareholders, (2) incurring additional debt, (3) repurchasing outstanding stock, and (4) adding or replacing a Director or senior executive officer.

On February 27, 1995, Bancorp's MOU with the Federal Reserve Bank was terminated.

Under the National Bank Act, the Bank is subject to prohibitions on the payment of dividends in certain circumstances and to restrictions on the amount that can be paid to Bancorp without the prior approval of the Office of the Comptroller of the Currency (OCC). Without the Comptroller's approval, dividends for a given year cannot exceed the Bank's net profits, as defined by national bank laws, for that year and retained from the preceding two years. Under this formula, the Bank could have declared dividends to Bancorp of $203,000. No dividends were paid by the Bank to Bancorp in 1993, 1994 and 1995, respectively.



TRANS PACIFIC BANCORP

BOARD OF DIRECTORS

JAMES A. BABCOCK
President
Sandy & Babcock, Inc.

EDDY S.F. CHAN
Banker, Chairman
Trans Pacific National Bank

FRANKIE G. LEE
Partner, SOH & Associates
Structural Engineers

JOHN K. LEE
President, John K. Lee, C.P.A.
A Professional Corporation

BRUCE NAKAHIRA
President
New Century Investments, Inc.

JOHN T. STEWART
Attorney, Partner
Hovis, Larson, Stewart, Lipscomb,
Cross

SIMON S. TENG
Partner
John R. McKean Accountants

FRANK K.W. WONG
Adv & Visual Merchandising Director
National Dollar Store, Ltd.

JOHN K. WONG
Banker, Executive Vice President
Trans Pacific National Bank



DIRECTORS EMERITI

MERLE S. KONIGSBERG
President (Retired)
Shaff Furniture Company

WARREN K. MILLER
Transportation Consultant
(Retired)



TRANS PACIFIC NATIONAL BANK

PRINCIPAL OFFICERS

EDDY S.F. CHAN
Chairman, President
Chief Executive Officer
Director

ROBERT A. HINKLE
Executive Vice President
Chief Lending Officer



INTERNATIONAL TRADE DIVISION

JOHN K. WONG
Executive Vice President
Senior Lending Officer
Director

BONNIE L. HAO
Senior Vice President



SAN FRANCISCO BRANCH

GRANT BARNEY SCHLEY
Senior Vice President
Regional Branch Manager



EAST BAY BUSINESS BANKING CENTER

LORRAINE S. BRAUD
Vice President
Branch Manager













ANNUAL MEETING

The annual meeting of shareholders
will be held Thursday, May 23, 1996
at 4:30 p.m., local time
46 Second Street
San Francisco, California


CERTIFIED PUBLIC ACCOUNTANTS

KPMG Peat Marwick LLP
San Francisco, California


COMMON STOCK

Stock transactions are facilitated
by
Van Kasper & Company
San Francisco, California

Hoefer & Arnett
San Francisco, California


PRINCIPAL TRANSFER AGENT
AND REGISTRAR

First Interstate Bank of California
San Francisco, California


GENERAL COUNSEL

Nossaman, Guthner, Knox & Elliott
San Francisco, California






TRANS PACIFIC NATIONAL BANK




SAN FRANCISCO BRANCH
COMMERCIAL AND
INTERNATIONAL TRADE DIVISIONS

46 Second Street
San Francisco, CA  94105-3440
Tel:  (415) 543-3377
Fax:  (415) 495-5154
Telex:  RCA 210903 TPNB



EAST BAY BUSINESS BANKING CENTER

1442 Webster Street
Alameda, CA  94501-3339
Tel:  (510) 769-1000
Fax:  (510) 769-1180



ADMINISTRATION HEADQUARTERS

46 Second Street
San Francisco, CA  94105-3440
Tel:  (415) 543-3377
Fax:  (415) 495-5154
Telex:  RCA 210903 TPNB




                      	SECURITIES AND EXCHANGE COMMISSION
                             	Washington, DC  20549

                                   	Form 10-Q

	                 Quarterly Report Under Section 13 or 15(d) of
                     	the Securities Exchange Act of 1934

For the quarter ended: September 30, 1996     	Commission file number: 2-86902


                             	TRANS PACIFIC BANCORP
              	(Exact name of registrant as specified in its charter)



California                                                         	94-2917713
(State or other jurisdiction of             	(IRS Employer Identification No.)
incorporation or organization)


46 Second Street, San Francisco, California	                             94105
(Address of principal executive offices)      	                     (Zip Code)


Registrant's telephone number, including area code:  (415) 543-3377



Securities registered pursuant to Section 12(b) of the Act:  None
Securities registered pursuant to Section 12(g) of the Act:  None


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


YES     X  			NO


Number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date:


Class:	                                       Outstanding at: October 31, 1996
Common Stock, no par value	                                          1,120,195



TABLE OF CONTENTS



PART I  -  FINANCIAL INFORMATION	3

ITEM 1: UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS	3
Consolidated Balance Sheets	3
Consolidated Statements Of Operations	5
Consolidated Statements Of Changes In Stockholders' Equity	6
Consolidated Statement Of Cash Flows	7
Notes to Unaudited Interim Consolidated Financial Statements	9

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS	10

PART II	18
ITEM 1. LEGAL PROCEEDINGS	18
ITEM 2. CHANGES IN SECURITIES	18
ITEM 3. DEFAULTS UPON SENIOR SECURITIES	18
ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	18
ITEM 5. OTHER INFORMATION	18
ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K	19

SIGNATURES	20



Part I  -  Financial Information


Item 1:	Unaudited Interim Consolidated Financial Statements

                   	Trans Pacific Bancorp and Subsidiary
                        CONSOLIDATED BALANCE SHEETS
                                (unaudited)



Assets	                               September 30,  September 30, 	December 31,
                                              	1996	          1995	         1995
Cash and due from banks	               $ 	4,121,885     	4,689,706    	5,190,611
Federal funds sold		                      8,200,000	     6,530,000	    4,725,000
Interest-bearing deposits with banks		      488,000       	390,713	      489,713
Securities held to maturity (fair
  value of $6,622,000)		                          -     	6,628,458            	-
Securities available for sale,
  at fair value		                        15,202,337     	6,188,824   	13,870,220
Loans:
Commercial		                             17,977,104    	18,593,603   	18,555,335
Real estate		                            22,835,213    	17,415,260   	17,982,782
Preference lines		                        2,217,916	     1,807,599    	1,997,955
Installment and other loans		               319,267	       173,034      	208,016
		Total Loans		                          43,349,500    	37,989,496	   38,744,088
Allowance for possible loan losses	        	426,530	       422,629	      403,651
	Loans, net		                            42,922,970    	37,566,867   	38,340,437

Premises and equipment, net		               883,907       	977,538	      932,553
Customer acceptance liabilities	           	361,944       	277,604       	50,393
Core deposit intangibles	                  	362,910       	461,887	      437,141
Accrued interest receivable and
  other assets		                            937,984       	778,876	      790,452
	                                      $	73,481,937    	64,490,475   	64,826,520

See accompanying notes to the unaudited interim consolidated financial statements.

	continued . . .


                    	Trans Pacific Bancorp and Subsidiary
                  CONSOLIDATED BALANCE SHEETS  -  continued
                                 (unaudited)


Liabilities and Stockholders' Equity
                                      September 30, 	September 30, 	December 31,
                                              	1996	          1995         	1995
Liabilities:
Non-interest-bearing demand deposits	  $	10,965,190    	11,360,340  	10,453,322
Interest-bearing demand deposits		       32,315,018    	25,677,836  	26,913,507
Savings		                                   852,070	     1,106,954	   1,023,815
Time deposits		                          20,569,147	    19,200,755  	19,173,344
	Total deposits		                        64,701,425    	57,345,884  	57,563,988
Accrued interest payable                  		184,475       	168,379	     178,430
Other borrowed funds		                      667,789        	87,887     	186,432
Acceptances outstanding		                   361,944	       277,604      	50,393
Other liabilities                         		658,471       	216,928	     315,306
	Total liabilities	                     	66,574,104    	58,096,681  	58,294,549

Commitments and contingencies

Stockholders' Equity:
Common stock, no par value;
  10,000,000 shares authorized,
 	1,120,195, 1,118,195 and
	 1,118,195 shares outstanding		          5,794,323	     5,784,323   	5,784,323
Retained Earnings                        	1,181,760       	637,971     	768,648
Net unrealized losses on securities
		available for sale		                      (68,250)	      (28,500)	    (21,000)
	Total Stockholders' Equity		             6,907,833	     6,393,794	   6,531,971

                                       $	73,481,937    	64,490,475  	64,826,520




See accompanying notes to the unaudited interim consolidated financial statements.




                   	Trans Pacific Bancorp and Subsidiary
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                                (unaudited)

                     	3 months ended September 30, 	9 months ended September 30,
				                             1996        	1995	            1996	        1995
Interest income:
Loans	                    $	1,106,910     	963,758	       3,179,037	   2,793,181
Investment securities		       207,222     	176,989         	588,574	     539,532
Deposits with banks		           7,272       	6,784          	26,632      	15,863
Federal funds sold	          	108,967	      82,029         	225,349     	151,069

	Total interest income    		1,430,371   	1,229,560       	4,019,592   	3,499,645
Interest expense:
Deposits		                    545,528	     492,822       	1,529,738   	1,269,507
Other borrowed funds		         10,088          696	          18,988	      14,127

	Total interest expense	     	555,616     	493,518       	1,548,726   	1,283,634
	Net interest income
  before provision	           874,755     	736,042       	2,470,866   	2,216,011
 		(recovery)for loan losses
Provision (recovery) for 		   (40,000)	          -	         (40,000)     	40,000
		loan losses
	Net interest income
  after provision
  (recovery) for
  loan losses		               914,755     	736,042	       2,510,866	   2,176,011
Non-interest income:
Service charges on deposit
  accounts		                   47,330	      78,505         	194,838     	208,324
Gain on loan sale		                 -           	-          	23,625           	-
Other charges and fees		      107,358      	82,773         	280,243	     220,839

	Total non-interest income		  154,688	     161,278         	498,706	     429,163
Non-interest expense:
Salaries and employee
  benefits		                  416,682     	377,486       	1,192,552   	1,203,599
Occupancy expense		            62,819      	72,337	         203,747	     218,865
Furniture and equipment
  expense		                    19,362      	25,348          	55,975	      75,694
Other operating expenses	    	215,151     	199,507	         715,730     	653,311

	Total non-interest expense		 714,014	     674,678       	2,168,004   	2,151,469
Income before income taxes	  	355,429     	222,642         	841,568     	453,705
Income tax expense 		         142,000	      68,000	         339,000     	139,000
	Net income	              $  	213,429	     154,642	         502,568     	314,705

Average shares outstanding		1,119,777   	1,118,195	       1,118,722   	1,118,195
Net income per share
  (note 2)	               $	     0.19	        0.14            	0.45        	0.28

Dividend declared per
  share	                  $        	-	           -            	0.08           	-

See accompanying notes to the unaudited interim consolidated financial statements.


                   Trans Pacific Bancorp and Subsidiary
        CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (unaudited)

				                                           Deferred   Unrealized
                                     		 		Compensation-	 Gain (loss)
                                          			 	Employee	          on	      Total
                                             	 			Stock	  Securities	     Stock-
                		Common Stock	      Retained	 Ownership   Available	   holders'
               	Shares	    Amount	   Earnings	      Plan    For Sale	     Equity

Balance at
	Dec. 31, 1994	1,118,195	$5,784,323	$  323,266 $(26,250)	 $(130,500) $5,950,839
Net income	            -	         -	   314,705	       -          	-    	314,705
Debt reduction
  of ESOP	             -         	-	         -	  26,250          	-      26,250
Change in
 unrealized
 loss	on
 securities
 available
	for sale,
 net of tax	           -	         -	         -       	-	    102,000    	102,000

Balance at
	Sep. 30, 1995	1,118,195	 5,784,323 	  637,971	       -	    (28,500)	 6,393,794
Net income	            -        	 -  	 130,677	       -          	-     130,677
Change in
 unrealized
 loss	on
 securities
 available
	for sale,
 net of tax	           -	         -	         -	       -	      7,500	      7,500

Balance at
	Dec. 31, 1995	1,118,195	 5,784,323	   768,648       	-    	(21,000)  6,531,971
Net income	            -         	-	   502,568       	-          	-     502,568
Dividends paid	        -         	-   	(89,456)	      -          	-	    (89,456)
Stock options
 exercised	        2,000     10,000	         -	       -          	-     	10,000
Change in
 unrealized
 loss	on
 securities
 available
	for sale,
 net of tax	           -	         -         	-       	-	    (47,250)   	(47,250)

Balance at
	Sep. 30, 1996	1,120,195 $5,794,323	$1,181,760	$     	- 	 $ (68,250)	$6,907,833


See accompanying notes to the unaudited interim consolidated financial statements.



                   Trans Pacific Bancorp and Subsidiary
                   CONSOLIDATED STATEMENT OF CASH FLOWS
                                (unaudited)

                                                   	9 months ended September 30,
				                                                       1996	            1995
Cash flows from operating activities:
Net income	                                        $   	502,568	        314,705
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization		                         152,664        	171,725
Provision (recovery) for loan losses		                  (40,000)        	40,000
Increase in accrued interest payable		                    6,045	         61,216
Increase (decrease) in other liabilities	              	358,917	        (33,788)
(Increase) decrease in accrued interest
	receivable and other assets		                         (147,532)        	10,422

		Total adjustments		                                   330,094        	249,575

Net cash provided by operating activities		             832,662        	564,280
Cash flows from investing activities:
Increase in loans funded, net of principal
   collected		                                       (4,542,533)    	(5,238,500)
Net decrease in deposits with banks		                     1,713        	296,304
Purchase of securities available for sale	          	(9,621,239)    	(2,386,236)
Proceeds from principal repayments and maturity
   of securities	                                    	8,226,122      	3,525,440
		Purchase of fixed assets	                            	(29,789)       	(38,439)

Net cash used in investing activities	              	(5,965,726)	    (3,841,431)
Cash flows from financing activities:
Net increase in demand deposits and savings		         5,741,634      	5,213,358
Net increase in time deposits	                       	1,395,803      	2,332,290
Proceeds from other borrowed funds		                    860,326        	223,400
Repayment of other borrowed funds		                    (378,969)      	(649,430)
		Dividends paid		                                      (89,456)             	-
		Stock options exercised	                              	10,000              	-

Net cash provided by financing activities	           	7,539,338	      7,119,618
Net increase in cash and cash equivalents	           	2,406,274      	3,842,467
Cash and cash equivalents at beginning of period		    9,915,611	      7,377,239
Cash and cash equivalents at end of period	        $	12,321,885	     11,219,706



See accompanying notes to the unaudited interim consolidated financial statements.


	continued . . .


                     Trans Pacific Bancorp and Subsidiary
               CONSOLIDATED STATEMENT OF CASH FLOWS  -  continued
                                  (unaudited)

                                                   	9 months ended September 30,
				                                                       1996	            1995

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest                                           	$	1,542,681	      1,222,418
Income taxes		                                          107,400        	137,400
	Non-cash investing and financing activities:
	Reduction of guaranteed ESOP obligation		                    -         	26,250
			Change in unrealized loss on securities
   available	for sale, net of income taxes		            (47,250)       	102,000

Disclosure of accounting policy:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are sold for one-day periods.











See accompanying notes to the unaudited interim consolidated financial statements.




Note 1.	Basis of Presentation

The financial information of Trans Pacific Bancorp (Bancorp) and its wholly-owned subsidiary, Trans Pacific National Bank (the Bank), included herein is unaudited; however, such information reflects all adjustments, which are, in the opinion of management, necessary for a fair presentation of financial condition, results of operations and cash flows in conformity with generally accepted accounting principles for the interim periods. These adjustments are all normal and recurring in nature.

The results of operations for the nine month and three month periods ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year. This report should be read in conjunction with Bancorp's annual report on Form 10-K for the year ended December 31, 1995.

Certain amounts in prior periods have been reclassified to conform to the current period presentation.


Note 2.	Net Income per Share

Net income per share is computed by dividing the net income by the average number of shares outstanding during the periods. The dilutive effect of stock options is not material and has been excluded from the per share presentation.








Item 2:	Management's Discussion and Analysis of Financial Condition and
Results of Operations


	When used in the following discussion, the words "believes", "anticipates" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected, including, but not limited to, those set forth in the sections entitled "Asset Quality", "Asset/Liability Management", "Capital Resources", and "Legal Proceedings" below. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Bancorp undertakes no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

I.	Overview

Trans Pacific Bancorp reported earnings of $213,429, or $0.19 per share, in the third quarter of 1996, compared to earnings of $154,642, or $0.14 per share, in the third quarter of 1995. Net income for the first nine months of 1996 was $502,568 or $0.45 per share, compared to a net income of $314,705, or $0.28 per share, in the first nine months of 1995.

Return on average assets, or ROA, was 1.21 percent for the third quarter of 1996, versus 0.98 percent in the same period for 1995. For the first nine months of 1996, ROA was 0.97 percent, compared to 0.69 percent for the first nine months of 1995. Return on average equity, or ROE, was 12.61 percent for the third quarter of 1996, versus 9.80 percent in the same period for 1995. For the first nine months of 1996, ROE was 9.97 percent, compared to 6.80 percent for the first nine months of 1995.

The third quarter 1996 results reflect the Bank's increased business development efforts and the improved San Francisco Bay Area economy. Accordingly, 1996 earnings were higher compared to the 1995 results.

At September 30, 1996, total assets were $73.5 million, up 13 percent from December 31, 1995, and up 14 percent from September 30, 1995. Total deposits were $64.7 million at September 30, 1996 up 12 and 13 percent from December 31, 1995 and September 30, 1995, respectively, while total loans were $43.3 million, up 12 and 14 percent from December 31, 1995 and September 30, 1995, respectively.




II.	Results of Operations

The following details the components of net income for the nine months ended September 30, 1996 and 1995:

(as a percentage of average earning assets)	             	1996       	1995
Net interest income			                                    5.41%	     5.73%
Provision (recovery)for loan losses		                     0.09	     (0.10)
Non-interest income		                                    	1.09	      1.11
Non-interest expense			                                  (4.75)	    (5.57)
Income tax expense		                                    	(0.74)    	(0.36)
Net income		                                             	1.10%	     0.81%

Net interest income was $2.5 million for the first nine months of 1996, up 12 percent from $2.2 million for the same period ending September 1995. Separately, for the first nine months of 1996, interest income increased $520 thousand, or 15 percent, and interest expense increased $265,000, or 21 percent compared to the first nine months of 1995. The increase in interest income was due to the increase in the volume of earning assets, primarily loans, but was offset slightly by a lower prime rate in 1996. The increase in interest expense was due to both the 17 percent increase in average interest-paying liabilities, and the 14 basis point increase in cost of funds due to higher time deposit rates.

As shown below, the average net yield on interest-earning assets, or net interest margin, was 5.41 percent for the first nine months of 1996, lower than the 5.73 percent in the first nine months of 1995. For the third quarter, net interest-earning assets yield was 5.38 percent in 1996, versus 5.40 percent in the same period of 1995, and 5.47 percent in the second quarter of 1996.



The following table lists the average amounts, in thousands, outstanding for major categories of interest-earning assets (excluding non-accrual loans) and interest-bearing liabilities and the average interest rates earned (including loan fee income) and paid for the periods indicated




Average Balances and Rates                	Three months ended September 30,

	                                      1996	                      1995
		                                 	 Interest	 Average		        Interest	Average
                             Average	 Income/	   Yield	 Average 	Income/	 Yield/
                             Balance 	Expense	   Rates	 Balance	 Expense	   Rate
Earning Assets:
Loans	                      $	43,218   	1,107  	10.24%	  36,236    	 964	 10.64%
Investment securities	        13,546	     207	   6.12%  	12,230	     177	  5.79%
Federal funds sold	            7,814     	109   	5.58%	   5,662	      82  	5.79%
Interest-bearing deposits
   with banks	                   440	       7	   6.60%	     391       	7  	6.95%

	Total interest-earning
   assets	                  $	65,018   	1,430   	8.80%  	54,519   	1,230  	9.02%

Interest-Bearing Liabilities:
Deposits:
	Demand, interest-bearing	  $	30,682	     271	   3.53%  	25,467	     226  	3.55%
	Savings	                        939       	5   	2.26%	   1,142       	6  	2.19%
	Time	                        20,159     	269	   5.35%  	18,715     	261  	5.56%
Other short-term borrowings	     845      	10	   4.77%	      54       	1	  5.12%

	Total interest-bearing
   liabilities	             $	52,625     	555   	4.22%  	45,378     	494  	4.35%

	Net interest income		                  $	875	                   		$	736
	Net interest-earning
   assets yield		                               	5.38%	                  		5.40%

Average Balances and Rates	             Nine months ended September 30,

	                     1996	1995
                                  			Interest 	Average	        	Interest	Average
                            	Average	 Income/	   Yield 	Average 	Income/	Yield/
	                            Balance	 Expense	   Rates	 Balance	 Expense  	Rate
Earning Assets:
Loans	                      $	41,705   	3,179  	10.16%  	35,294   	2,793 	10.55%
Investment securities	        13,240	     589   	5.93%	  12,463     	540  	5.77%
Federal funds sold            	5,462     	225   	5.50%	   3,406	     151	  5.91%
Interest-bearing deposits
  with banks	                    517	      27   	6.87%	     360      	16	  5.87%

	Total interest-earning
   assets	                  $	60,924   	4,020	   8.80%  	51,523	   3,500  	9.06%

Interest-Bearing Liabilities:
Deposits:
	Demand, interest-bearing	  $	28,203     	734   	3.47%	  22,373     	551  	3.29%
	Savings	                      1,015      	17   	2.25%	   1,225      	21  	2.22%
	Time	                        19,354     	779   	5.36%	  18,171	     698  	5.12%
Other short-term borrowings	     532      	19   	4.76%	     289      	14  	6.51%

	Total interest-bearing
   liabilities	             $	49,104	   1,549	   4.21%	  42,058	   1,284  	4.07%

	Net interest income		                $	2,471		                 	$	2,216
	Net interest-earning
   assets yield			                               5.41%	                  		5.73%







Non-interest income for the first nine months of 1996 was $499 thousand, compared to $429 thousand for the same period in 1995, an increase of 16 percent. Non-interest income was $155 thousand in the third quarter of 1996, compared to $161 thousand in the third quarter of 1995, a decrease of 4 percent. The decrease was caused by lower deposit account service charges, collections fees and letter of credit commissions in 1996. Also included in the non-interest income was the $24 thousand gain on sale of a loan in the first quarter of 1996.

Non-interest expense for the first nine months of 1996 was $2.17 million, compared to $2.15 million for the same period of 1995. Personnel expense in 1996 remained at relatively the same level as in 1995. Although full-time equivalent employees were reduced by two and no ESOP contribution was made in 1996, these savings were offset by expenses accrued for payments under a management incentive plan. Occupancy and furniture and equipment expense decreased by 12 percent in 1996 as some equipment became fully depreciated in 1995. For the first nine months of 1996, other operating expenses were $716 thousand, up 10 percent compared to the first nine months of 1995. The increase was primarily due to increased branch operations losses totaling $71 thousand, and increased legal expenses. However, the FDIC insurance premium decreased to $2 thousand in the first nine months of 1996, from $53 thousand in the same period of 1995, which lowered non-operating expense.

Tax expense was $339 thousand for the first nine months of 1996 versus tax expense of $139 thousand for the same nine months of 1995. The effective tax rate for 1996 was 40 percent, versus 31 percent in 1995. The lower effective tax rate in 1995 was primarily due to the reduction of the valuation allowance which increased the net deferred tax asset to an amount that was more likely than not to be realized. The increase in the deferred tax asset in 1995 had the corresponding effect of reducing tax expense in that year. The anticipated reduction of the remaining valuation allowance in 1996 will not have a significant effect on the effective tax rate accrual through September 30, 1996.


III.	Asset Quality

Asset quality continued to be maintained at satisfactory levels during the third quarter of 1996. Classified assets totaled $1.7 million at September 30, 1996, compared to $1.4 million at December 31, 1995 and $2.7 million at September 30, 1995. Non-performing assets, comprised of non-accrual loans, totaled $21 thousand at September 30, 1996, compared to $45 thousand at December 31, 1995 and $1.0 million at September 30, 1995. There was no real estate owned as of September 30, 1996.

Due to the continued satisfactory levels of asset quality, there was no addition to the provision for loan losses in the first nine months of 1996. However, there was a reduction of $40,000 in provision for loan losses in the third quarter of 1996 due to recovery of a previously charged-off loan. In 1995, the provision for loan losses were $0 and $40,000 in the third quarter of 1995 and the first nine months of 1995, respectively. The determination of the provision for loan losses and, correspondingly, the level of the allowance for loan losses is based on evaluations of changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, prior loan loss experiences and current economic conditions that may affect the borrower's ability to pay.

The following table summarizes the provision for loan losses, net credit recoveries and allowance for loan loss activity for the periods indicated:

(in thousands)	                     For the three months   	For the nine months
	                                    ended September 30,	    ended September 30,
	                                        1996	    1995		         1996	    1995
Balance, beginning of period	           $	417     	536	          	404     	390
Provision (recovery) for loan losses	     (40)      	-	          	(40)	     40

Credit losses	                              -	    (130)		          (4)	   (236)
Credit loss recoveries		                   50	      17		           67      229

	Net credit recoveries (losses)	          	50    	(113)          		63	      (7)

Balance, end of period	                 $	427	     423		          427		    423

Ratio of net credit recoveries (losses)
   to average loans outstanding	         0.46%	  (1.21)%	        0.21%	  (0.03)%


The allowance for possible loan losses increased to $427 thousand, or
0.98 percent of total loans at September 30, 1996 compared to $404 thousand at December 31, 1995, which was 1.04 percent of total loans at 1995 year end, and $423 thousand, which 1.11 percent of total loans at September 30, 1995. The increase in the allowance was the result of recoveries during 1996 of loans previously charged off.


The table below provides a breakdown of the allowance for loan losses by loan category as of September 30, 1996 and 1995, and December 31, 1995. Although management has allocated the allowance to specific loan categories, the adequacy of the allowance must be considered in its entirety. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

(in thousands)	             Sept. 30, 1996    	Sept. 30, 1995	     Dec. 31, 1995
                                     	% of              	% of              	% of
                          Allowance 	Loans  	Allowance	 Loans  	Allowance 	Loans
Commercial	                   $	264	 1.47%	      $	236	 1.27%	      $	226	 1.22%
Real Estate - Construction	       -    	-	           -	    -	           -     -
Real Estate - Mortgage	          99 	0.43%	        100 	0.58%	         82	 0.45%
Consumer                         	9	 0.36%          	-    	-           	9	 0.40%
Unallocated	                     55    	-          	87    	-          	87    	-
                             	$	427 	0.98%      	$	423 	1.11%	      $	404 	1.04%




IV.	Asset/Liability Management

The fundamental objectives of the asset/liability management policy of Bancorp and the Bank are to: (1) maintain liquidity and (2) minimize interest rate risk.

Liquidity: Liquidity is the Bank's and Bancorp's ability to meet the present and future needs of its customers for funds, primarily the funding of loans and deposit withdrawals. Liquidity is measured and managed at both the parent and banking subsidiary levels. Bancorp is funded by dividend income from the Bank and uses its proceeds primarily to pay the Bank for administrative expenses.

In general, the growth of core deposits and the orderly repayment of the Bank's loan portfolio are the primary sources of liquidity. Also, because of its emphasis on relationship banking, the Bank has a relatively stable, local deposit base, and customer deposits and withdrawals have been and are expected to continue to be orderly and manageable. To support short-term liquidity needs, the Bank maintains Fed Funds sold, time deposits with other financial institutions, short-term money market instruments and securities available for sale that totaled approximately $23.9 million, or 33 percent of assets at September 30, 1996. Additionally, the Bank has established unsecured lines of credit with its correspondent banks and reverse repurchase facilities with securities dealers. These credit facilities are subject to periodic review.

As shown in the unaudited interim Consolidated Statement of Cash Flows, cash and cash equivalents increased to $12.3 million at September 30, 1996, compared to $9.9 million as of December 31, 1995 and $11.2 million as of September 30, 1995. Cash was provided primarily from customers deposits and used primarily to fund loans during the first nine months of 1996.

Interest Rate Risk: Bancorp evaluates its interest rate risk exposure by analyzing the interest rate sensitivity of the Bank's balance sheet accounts. Interest rate sensitivity measures the interval of time before interest earning assets and interest bearing liabilities respond to changes in market rates of interest.

The "gap" is defined by the Bank as the difference between the amount of assets and amount of liabilities which may be re-priced in the same time period. If more assets than liabilities are re-priced at a given time, net interest income tends to improve in a rising rate environment and to decline with lower rates. If more liabilities than assets are re-priced under the same conditions, the opposite tends to prevail. In general, the Bank re-prices more assets than liabilities and, therefore earns greater interest spread as interest rates, particularly the Bank's prime rate, increase and earns a lesser interest spread as rates decrease. To minimize exposures to declines in net interest margin and economic value due to "gap" mismatches, the Bank's policy is that within certain defined repricing periods, levels of assets and liabilities repricing should be relatively similar.

At September 30, 1996, due to the increase in interest-bearing demand deposits, the Bank will re-price more liabilities than assets within the next twelve months, which differs from the Bank's typical repricing patterns, but still acceptable under the Bank's policy. Approximately $45.9 million, or 68 percent of the Bank's total interest rate sensitive assets and $53.0 million, or 98 percent of the Bank's total rate sensitive liabilities mature or reprice within twelve months.


V.	Capital Resources

The capital position of Bancorp represents the level of capital needed to support the operation and expansion of Bancorp and the Bank and to protect depositors and the deposit insurance fund from potential losses.

The risk-based capital adequacy requirements established by the Federal Reserve Board calls for a minimum 8 percent total risk-based capital ratio, including core (Tier 1) capital of 4 percent. The ratio is determined by weighing assets and off-balance sheet exposures according to their relative credit risks.

A leverage ratio has also been established by the Office of the Comptroller of the Currency (OCC) for its minimum capital requirement ratio for banks. This ratio, Tier 1 capital to adjusted average total assets, operates in conjunction with the risk-based capital guidelines and limits the amount of leverage a bank can undertake. Currently all banks must maintain at least a 3 percent leverage ratio. In general, however, only the top-ranked banking organizations may operate at the minimum leverage levels. Other institutions will be expected to maintain leverage ratios that are at least 100 to 200 basis points above the minimum levels.

Bancorp's and the Bank's capital ratios at September 30, 1996 and 1995, and December 31, 1995 are as follows:

                          	Sept. 30,    	Sept. 30,    	Dec. 31,    	Regulatory
                               	1996	         1995        	1995       	Minimum
Bancorp:
Tier 1 capital ratio	          13.71%       	15.43%	      15.81%         	4.00%
Total capital ratio	           14.56%	       16.45%      	16.81%         	8.00%
Leverage ratio	                 9.67%       	10.46%	       9.85%         	3.00%
Bank:
Tier 1 capital ratio	          14.04%	       15.22%	      16.06%         	4.00%
Total capital ratio	           14.90%       	16.24%      	17.05%         	8.00%
Leverage ratio                 	9.91%	       10.28%      	10.03%         	3.00%


Bancorp's and the Bank's capital and leverage ratios were in compliance with the regulatory minimums as of September 30, 1996. Capital ratios were slightly lower at September 30, 1996 as risk-weighted assets, principally loans, grew at a faster rate than capital during the first nine months of 1996




VI.	Recent Accounting Pronouncements

	During 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), Accounting for Stock-Based Compensation. This established a new fair value based accounting method for stock-based compensation plans and encourages (but does not require) employers to adopt the new accounting method in place of the provisions of Accounting Principles Board Opinion ("APB 25"), Accounting for Stock Issued to Employees. In accordance with SFAS No. 123, Bancorp has decided to continue to apply the accounting provisions of APB 25 in determining net income; however it will apply the disclosure requirements of SFAS No. 123 in the 1996 Annual Report. Management does not expect the application of the disclosure requirements of SFAS No. 123 to be material to Bancorp's financial statements.

	In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125 ("SFAS No. 125"), Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement establishes standards under which, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 125 shall be effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and shall be applied prospectively. Management does not expect the adoption of SFAS No. 125 to be material to Bancorp's financial statements.





Part II

Item 1.	Legal Proceedings


The Bank is involved in various claims and lawsuits in the normal course of its business. In the opinion of management, after review with independent legal counsel, the ultimate liability resulting from such claims and lawsuits will not have a material adverse effect on the financial position, results of operations, or liquidity of Bancorp or the Bank.

Additionally, the Bank has been notified of a potential unasserted claim relating to a specific corporate deposit account. Independent legal counsel has requested additional information from the underlying corporate entity and the basis for any potential claim. Based on the information available at this time, management is unable to determine what liability, if any, will result from the resolution of this matter or whether any claim will be made. As discussed in Item 5 below, Bancorp has considered this matter in the pricing and escrow structure in the Agreement and Plan of Merger.


Item 2.	Changes in Securities

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Submission of Matters to a Vote of Security Holders

None.


Item 5.	Other Information

Definitive Agreement Signed: On October 18, 1996, Bancorp entered into a definitive agreement pursuant to which a private investor group led by Chicago banker Denis Daly, Sr. will acquire all of the issued and outstanding shares of Bancorp.

Subject to certain terms and conditions, each outstanding share of Bancorp will be converted into the right to receive a cash payment of $8.00 per share at closing and a possible subsequent payment from escrowed funds of up to $0.61 per share following the resolution of certain pending contingencies. The acquisition of Bancorp is subject to approval by regulatory authorities as well as shareholders of Bancorp. The transaction is expected to be completed by March 31, 1997.


Stock Option Plan: In 1984, Bancorp adopted the Trans Pacific Bancorp Stock Option Plan (the "Plan"), which provided for the issuance of options to employees of Bancorp and the Bank. The Plan was a qualified plan under the provisions of Section 422 of the Internal Revenue Code. The Plan allowed the grant of options to qualified employees for up to ten years after the date of the adoption of the Plan. The Plan was submitted to and approved by the shareholders of Bancorp in accordance with applicable law. The Plan remains in effect until all options granted under the Plan have either been exercised or have expired under the terms of the Plan.

In 1989, the Board of Directors approved proposed amendments to the Plan to, among other things, shorten the period within which options could be granted to qualified employees, from ten to seven years. Under the terms of the Plan, any material amendment to the Plan required submission to the shareholders of Bancorp prior to its effectiveness. No determination was made whether the proposed amendment was a material amendment of the Plan and the proposed Plan amendment was not submitted to the shareholders for approval. In 1993, options were granted to certain eligible employees, for an aggregate of 27,500 shares of Common Stock of Bancorp.

In September, 1996, it was determined that the proposed Plan amendment to shorten the period within which options could be granted under the Plan was a material amendment, and as such, required prior submission to the shareholders and thus was ineffective. Accordingly, the Board has rescinded the proposed Plan amendment retroactive to the date of its approval by the Board. Prior filings of the Company will be amended as appropriate.


Item 6.	Exhibits and Reports on Form 8-K

(a)	Exhibits:

	Exhibit 2.2		Agreement and Plan of Merger, incorporated by
				reference from Bancorp's 8-K filing dated October 25,
				1996

	Exhibit 27		Financial Data Schedule


(b)	Reports on Form 8-K:

	After the third quarter of 1996, Bancorp filed a report on Form 8-K on October 25, 1996. The report filed, pursuant to items 5 and 7 of the report, a copy of the Agreement and Plan of Merger and a copy of the press release titled "Private Investor Group Led by Chicago Banker Denis Daly, Sr. Announces Agreement to Acquire Trans Pacific Bancorp".




Signatures



Pursuant to the requirements of Section 15(c) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




TRANS PACIFIC BANCORP




/s/ Eddy S.F. Chan
Eddy S.F. Chan, President




/s/ Dennis B. Jang
Dennis B. Jang, Chief Financial Officer


Date:    November 12, 1996